As filed with the Securities and Exchange Commission on May 13, 2011
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GLACIER WATER SERVICES, INC.
(Exact name of registrant as specified in its charter)

Delaware	5960	33-0493559
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
1385 Park Center Drive
Vista, California 92081
(760) 560-1111
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
Brian H. McInerney
President and Chief Executive Officer
Glacier Water Services, Inc.
1385 Park Center Drive
Vista, California 92081
(760) 560-1111
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Please send copies of all communications to:

Howard Hart Weissmann Wolff Bergman Coleman Grodin & Evall LLP 9665 Wilshire Boulevard, Suite 900 Beverly Hills, CA 90212 (310) 858-7888	Robert Verigan Sidley Austin LLP One South Dearborn Chicago, IL 60603 (312) 853-7000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate	Registration
Securities to be Registered	Offering Price(1)(2)	Fee(2)
Common Stock	$86,250,000	$10,013.63

(1)	Includes shares to be sold upon exercise of the underwriters’ over-allotment option. See “Underwriting.”

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 13, 2011

Prospectus

           Shares

Glacier Water Services, Inc.

Common Stock

We are offering           shares of our common stock, and the selling stockholders identified in this prospectus are offering           shares of our common stock. We will not receive any of the proceeds from the sale of shares by the selling stockholders. The initial public offering price of our common stock is expected to be between $     and $      per share.

We have applied to list our common stock on the NASDAQ Global Market under the symbol “DRNK.”

This is the initial public offering of our common stock. Since 2006 and prior to this offering, there has been no established public trading market for our common stock and our common stock has only been quoted on the Pink Sheets.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 9 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount and commissions	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional           shares from us and certain of the selling stockholders, at the public offering price, less the underwriting discount, within 30 days of the date of this prospectus to cover over-allotments, if any.

The underwriters expect to deliver the shares of common stock to purchasers on or about          , 2011.

William Blair & Company	SunTrust Robinson Humphrey

Canaccord Genuity

The date of this prospectus is          , 2011.

You should rely only on the information contained in this prospectus or to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. This prospectus is not an offer to sell, nor is it seeking an offer to buy, securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

INDUSTRY AND MARKET DATA

We obtained the industry and market data used throughout this prospectus through our research, surveys and studies conducted by third-parties and industry and general publications. Some data are also based on our good faith estimates, which are derived from our review of internal surveys, as well as independent industry publications, government publications, reports by market research firms or other published sources. While we believe that each of these third-party sources is reliable, neither we nor the underwriters have independently verified such data, and neither we nor the underwriters make any representations as to the accuracy of such information. Similarly, we believe that our internal research is reliable, but it has not been verified by any independent sources. None of the independent industry publications referred to in this prospectus were prepared on our behalf or at our expense. The foregoing discussion does not, in any manner, disclaim our responsibilities with respect to the disclosures contained in this prospectus.

In this prospectus, we use the term “vended water” to mean filtered water vended through machines which fill bottles provided by the consumer; it does not include water vended in pre-filled individual-use bottles. Also in this prospectus, in accordance with customary industry usage, we include “vended water” in the broader “bottled water” category.

TRADEMARKS

The Glacier Water trademark and logo appearing in this prospectus are the property of Glacier Water Services, Inc. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective owners.

SUMMARY

This summary highlights information about our Company and this offering contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. You should read this entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the financial statements and related notes included elsewhere herein, before making an investment decision. In this prospectus, unless otherwise specified or the context otherwise requires, the terms “Glacier,” “we,” “us,” “our,” “our Company,” or “ours” refer to Glacier Water Services, Inc. and its consolidated subsidiaries.

Business Summary

We own and operate the largest network of filtered drinking water vending machines in the United States and Canada, with approximately 19,600 machines in place as of May 1, 2011 at food, drug, convenience, mass and other major retailers. Our machines apply a five-step, state-of-the-art filtration process that removes particles and impurities to produce high-quality, great-tasting drinking water that is dispensed by our machines into one-gallon or five-gallon containers provided by the consumer. This business model eliminates the bottling and distribution infrastructure required to deliver traditional bottled water, thereby significantly reducing cost and the adverse environmental impact. We believe continued growth in our market will be driven by these factors and by the perceived health benefits and growing concerns about the taste and quality of municipal tap water that we believe are driving increased demand for bottled water generally.

Our extensive network of self-service coin-operated and non-coin-operated water vending machines is supported by our in-house national field service organization, the only one in the industry, providing our retail partners with compelling commission streams and incremental customer traffic. We have a highly diversified retail partner base consisting of food retailers, as well as drug, convenience, mass and other retailers. Among our retail partners are Circle K, CVS, Family Dollar, H-E-B, Kroger, Publix, Rite Aid, Safeway, SuperValu, Wal-Mart, Walgreens and Winn-Dixie.

In fiscal 2010, our machines vended approximately 345 million gallons of filtered drinking water. As of May 1, 2011, we own and operate approximately 19,600 self-service vending machines in 42 states and Canada, which we believe represent approximately 60% of all industry units. We believe we have an unmatched in-house national service platform, with capacity to meet the growing demands of both retailers and consumers in our markets.

By filtering and dispensing water at the point of sale, we are able to avoid the costs of bottling, packaging, shipping and delivery, and the associated fuel costs. This results in substantial savings to the consumer. We charge an average of $0.28 per gallon, while the price of bottled water sold off the shelf in retail locations is often three or more times the price of our vended water. In addition, by eliminating packaging and removing the supply chain, vended water significantly reduces the adverse environmental impact associated with other forms of bottled water.

We have long-term relationships with key national and regional retail accounts as a result of our brand recognition, high-quality product, reliable service and compelling value proposition. Our solution requires no upfront investment from our retail partners and enables them to monetize typically unused retail space. Because our consumers make frequent visits to our retail partners’ locations to use our machines, the retailers benefit from incremental customer traffic and predictable commission revenue while incurring no labor, inventory or shrinkage expense.

Our machines are serviced by our in-house team of highly trained technicians, generally on a weekly or bi-weekly basis, to ensure that consistent quality standards are met; apart from this scheduled maintenance and service, our machines require little attention. Our technicians use handheld computers that provide us with real-time data from the machines to facilitate proper and timely maintenance, as well as providing us with valuable unit performance information.

Our origins date back to the founding of our predecessor, Bottle Water Vending, Inc., in 1983. In 2001, Brian McInerney, a former executive of Honeywell International, joined us as our chief executive officer and Charles Norris, the former President of McKesson Water Products, joined us as chairman. Our management team has driven growth principally by adding self-service vending machines to existing and new geographic areas and with existing and new retail partners, as well as through the successful completion and integration of three acquisitions in the past 10 years.

We have a strong commitment to growth and over the past five years we have focused on building a national organization with a scalable platform which can support this growth. In 2004 and 2005, we invested over $30 million in machine upgrades, incorporating state-of-the-art functionality and appearance enhancements for improved ease of use and brand recognition. From January 2008 through December 2010, we installed approximately 2,800 net new machines, representing a compound annual growth rate of 5.4%. We believe that we are now poised to benefit from highly attractive industry dynamics as well as the maturation of our upgraded and newly installed machines.

We believe that our value proposition in the vended water market will also help us compete effectively in the vended ice market. We recently began testing self-service ice vending machines, and have deployed approximately 100 units as of May 1, 2011. We believe that our placement of ice vending machines will contribute to our brand awareness and future growth in both the vended water and the vended ice businesses.

Our Industry

The bottled water market, including vended water, has grown from approximately 4.4 billion gallons sold in 1999 to approximately 8.5 billion gallons sold in 2009, representing a compounded annual growth rate of 6.7%, according to the Beverage Marketing Corporation. The bottled water market in the United States, which in 2009 totaled approximately $10.6 billion at wholesale, consists of three primary segments: domestic non-sparkling, domestic sparkling and imported water. We operate in the domestic non-sparkling water segment, which represented approximately 96% of the total market in terms of gallons sold and approximately 90% of the total market in terms of wholesale dollar sales in 2009.

We believe that consumer preference toward bottled water continues to grow as bottled water has become accepted on a mainstream basis. While it is difficult to quantify bottled water consumption in all of its forms, according to an April 2010 report by independent market analyst Datamonitor, the U.S. bottled water market generated retail revenues of $17.1 billion in 2009. We believe that the following trends have contributed to the increasing demand for bottled water:

•	Emphasis on Health and Wellness. As part of a desire to live a healthier lifestyle, we believe U.S. consumers are increasingly focused on increasing their water consumption and drinking water as a substitute for high-caloric beverages, carbonated soft drinks and beverages containing artificial sweeteners.

•	Concerns Regarding Taste and Quality of Municipal Tap Water. Many consumers purchase bottled water not only due to better taste, but also because of concerns regarding municipal tap water quality.

Vended water benefits from these trends, but it is particularly poised to benefit from the following additional dynamics:

•	Growing Preference for Value. We believe that the recent growth in vended water reflects, in part, consumers’ growing preference for more affordable, high-quality bottled water alternatives. By significantly reducing the packaging and delivery costs inherent in the supply chain, our vended water typically retails for $0.20-$0.49 per gallon (averaging $0.28), compared with $1.00-$1.50 per gallon or more for pre-packaged water and multipacks.

•	Increasing Demand for Products with Lower Environmental Impact. We believe consumers are increasingly favoring products with a lower environmental impact, with a “reduce, reuse, recycle” mindset becoming a common driver of consumer behavior.

•	Favorable Demographics. Vended water’s cost advantage is especially attractive in areas with lower-income or fixed-income (including senior) populations. Vended water has also been historically well-accepted in U.S. Hispanic and Asian-American communities. The senior, Hispanic and Asian populations are among the fastest-growing population segments in the U.S. Also, as noted above, consumers who favor products with a lower environmental impact are, we believe, a rapidly growing and important demographic.

•	Growing Interest in Self-Service Solutions. We have noted increased consumer interest in and acceptance of the consumer self-service experience, which is evidenced by the growing popularity of self-service check-outs and the use of self-service machines for purposes such as movie rentals and coin redemption.

Our Competitive Strengths

We believe our competitive strengths include the following:

Leading Market Position in Vended Water. We are the market leader in vended water with approximately 19,600 vending machines, as of May 1, 2011, which we believe represent approximately 60% of all U.S. self-service water vending machines. We have a history of over 25 years in the vended water business. With an established presence in 42 states and Canada, we are the only company in this market with a national platform supported by a national service force of our own skilled technicians and by a national operational and managerial infrastructure.

Compelling Consumer Benefits. We benefit not only from factors which lead consumers to increase the consumption of bottled water, but also from factors which lead consumers to do so at lower prices and in a more environmentally friendly manner.

Strong Strategic and Financial Value Proposition for Retailers. Our vending machines require no upfront investment from our retail partners and enable them to monetize typically unused retail space. Retailers also benefit from the recurring foot traffic and highly predictable commission revenue from our water vending machines.

Extensive Retail Relationships. Our strong brand and our reputation for quality and value with retailers nationwide form a key element of our competitive advantage in the field. We participate in multiple retail channels, with more than 4,500 retail partners as of March 31, 2011. We have long-standing relationships of 20 years or more with many of our significant retail partners.

Superior Service through Our In-House National Field Service Organization. We are committed to providing the best customer service in our industry and maintain an in-house service organization rather than outsourcing this critical component of our business. We pride ourselves on our outstanding reputation for service, which we believe to be a principal competitive factor in maintaining and building our relationships with retail partners and consumers. We believe it would be difficult to replicate a field service organization that has the breadth, experience and expertise of our in-house platform.

Modern Units and Advanced Technology. In 2004 and 2005, we made over $30 million of investments in our machines to improve functionality, appearance and ease of use while strengthening their durability and increasing their useful lives. In addition, we have expertise in money handling and counting, and we leverage our technology to insure proper chain of custody and accuracy. We have also incorporated technology to provide our technicians with real-time data from our machines through handheld computers.

Scalable National Platform. Our centralized management, in-house national field service organization and robust technology are highly scalable as our business grows. We are currently assembling machines to fill orders to place machines in new locations and we have substantial additional growth opportunities in the near-

term. We have the capacity to satisfy these growth opportunities with limited incremental capital expenditures in infrastructure.

Broad Range of Products. We offer the widest range of vending machines in our industry, including coin-operated outdoor water machines, non-coin indoor water machines with varying footprints, coin-operated water vending kiosks and ice vending machines. We believe the flexibility provided by our product range makes us more attractive to potential retail partners than our competitors.

Highly Experienced Management Team with Proven Execution Capabilities. We are led by a proven management team with the experience and ability to execute on new opportunities, grow existing relationships and successfully integrate acquisitions. Our chairman, chief executive officer and chief operating officer have worked together as a team for more than 10 years and collectively have more than 75 years of experience in the consumer products business, including more than 50 years of collective experience in the water business. During this 10-year period, they have successfully identified, acquired and integrated three other vended water companies. In addition, our Chairman, Charles Norris, is the former President of McKesson Water Products, and other members of our board have significant experience in both the water industry and other consumer product companies.

Our Growth Strategy

We have a strong commitment to growth and over the past five years we have focused on building a national organization and infrastructure to provide a scalable platform which can support this commitment. We believe we can achieve accelerated growth by pursuing the following strategies:

Increase Penetration in Emerging Retail Channels. We believe that our product offerings will allow us to expand significantly by targeting under-served retail channels, including gas stations, convenience stores, dollar stores, drug stores, natural food markets, warehouse chains and home improvement centers. Approximately 30% of our machines are currently located in these retail channels, and we believe that our strong value proposition will allow us to successfully increase penetration, particularly among retailers that emphasize value to consumers. In fiscal year 2010, we entered into contracts that give us access to more than 10,000 new locations across several of these channels, including drug stores, dollar stores and other retailers, although we cannot at this time predict how many machines we will install at these new locations.

Increase Business with Food Retailers. We currently serve approximately 10,000 of approximately 60,000 food retailers in the United States. We intend to pursue increased business within this established channel by working to increase the business generated by our installed base as well as by adding machines at new locations.

Capture Economics from Maturing Machines. In general, we expect the volume of sales of a machine to increase as its location matures. Typically the longer a machine is operating at a particular location and consumers develop familiarity with the location and the product, the volume of sales increases. With approximately 3,300 net new machines installed from January 2008 through April 2011, nearly all of these placed at unique locations, we believe that we are well positioned to grow our same store sales as these locations continue to mature. Importantly, same store sales can be affected by both improving the average vends per machine or through increasing the pricing per vend. We believe that the combination of our recently deployed locations maturing and the opportunity to increase retail pricing while maintaining our value positioning relative to other bottled water offerings positions us for long-term same store sales growth.

Expand into New Geographic Regions. Although we have a nationwide presence, our machines are currently located in zip codes representing only 45% of the United States population. We believe our water vending machines are underrepresented at retailers in the Midwest, Southeast and Northeast regions of the United States. We believe that technological improvements in our machines and new product options offered by us will enable us to increase our penetration in these regions.

Expand into Selected International Markets. We believe that we have the ability to profitably expand into markets outside the United States, either directly or by partnering with local operators, particularly in countries where there is greater concern over the quality of unfiltered water. We have established a strategic relationship with a partner in Mexico, and we believe similar arrangements could be used to expand in additional international markets.

Expand Our Recently Introduced Self-Service Ice Business. We recently began testing ice vending machines, and have deployed approximately 100 of these machines as of May 1, 2011. We believe that our ice offering will be attractive to retailers who do not currently sell ice and that it has the potential to compete effectively, on both a cost and convenience basis, with ice produced by retailers in-store and delivered ice. We believe that our placement of ice vending machines will contribute to our brand awareness and future growth in both the vended water and the vended ice businesses. The addition of the ice machines also increases our geographic density and maximizes the efficient utilization of our field service personnel.

Pursue Other Marketing and Product Initiatives. We believe that we have significant opportunities to leverage our national platform and reliable workforce to offer other environmentally friendly, economical, convenient and healthy solutions to our retail partners. We intend to further develop our marketing efforts and to consider other product offerings, which could include the dispensing of flavor or other additives to our vended water or the dispensing of individual servings of ready-to-drink water-based beverages.

Pursue Strategic Investment and Acquisition Opportunities. We believe that opportunities exist to grow through selective investments and acquisitions, including acquisitions of smaller, self-service vended water companies, ice businesses and other product offerings. We intend to pursue strategic investments and acquisitions that may enhance our geographic presence or relationships with retail partners.

Summary Risk Factors

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” beginning on page 9. You should carefully consider these risks before deciding to invest in our common stock. These risks include, among others:

•	We depend on retailer and consumer acceptance of our vended water machines.

•	Our industry is highly competitive, and we might encounter significant competition from new or existing companies entering into the vended water market.

•	The loss of a major retail partner would adversely affect us.

•	If any vended water became contaminated, our business could be seriously harmed. Similarly, we could be adversely affected by a claim of contamination, even if untrue.

•	Additional government regulation of our business could adversely affect us.

•	Because the words “Glacier Water” are considered to be generic, we may be subject to competition by companies with similar names.

Corporate Information

We were incorporated as a Delaware corporation on November 19, 1991 as a successor to a corporation organized in 1983. Our headquarters are located at 1385 Park Center Drive, Vista, California 92081, and our telephone number is (760) 560-1111. Our website is www.glacierwater.com. Information on, or accessible through, our website is not a part of and is not incorporated into this prospectus.

THE OFFERING

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million (or approximately $ million if the underwriters exercise their over-allotment option in full).

As described in “Use of Proceeds,” we intend to use the net proceeds from this offering for the following purposes:

• $ (or $ if the underwriters exercise their over-allotment option in full) to repay our outstanding bank indebtedness;

• $ (or $ if the underwriters exercise their over-allotment option in full) to redeem a portion of our 9.0625% Junior Subordinated Debentures due 2028; and

• the remaining $ (or $ if the underwriters exercise their over-allotment option in full) for working capital and general corporate purposes.

We will not receive any proceeds from the shares sold by the selling stockholders.

Risk factors	See “Risk Factors” and other information set forth in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed NASDAQ Global Market symbol	“DRNK”

The share information above is based on           shares of common stock outstanding as of                    , 2011 and excludes:

•	shares of our common stock reserved for issuance under our new Stock Incentive Plan, of which are subject to stock option awards that we will grant to our executive officers and certain other employees at the time of the pricing of this offering with an exercise price equal to the initial public offering price;

•	shares of our common stock issuable upon the exercise of stock options issued under a prior plan, which stock options have a weighted average exercise price of $ per share.

Unless we indicate otherwise, the information in this prospectus:

•	reflects a -for- split of our common stock that occurred on , 2011;

•	assumes that the underwriters do not exercise their over-allotment option to purchase up to an additional shares from us and certain of the selling stockholders; and

•	assumes an initial public offering price of $ per share, the mid-point of the estimated price range set forth on the cover of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth our summary consolidated financial and other data as of the dates and for each of the periods indicated. The summary consolidated statement of operations and other financial data for the fiscal years ended December 28, 2008, January 3, 2010 and January 2, 2011, and the summary balance sheet data as of January 2, 2011 were derived from our audited consolidated financial statements included elsewhere in this prospectus. The historical results included here and elsewhere in this prospectus are not necessarily indicative of future performance or results of operations.

We use a fiscal year of 52 or 53 weeks ending on the Sunday closest to December 31st. The fiscal year ended January 3, 2010 consisted of 53 weeks, or 371 days, and the fiscal years ended December 28, 2008 and January 2, 2011 consisted of 52 weeks, or 364 days.

The summary historical consolidated financial data presented below represent portions of our consolidated financial statements and are not complete. You should read this information in conjunction with “Use of Proceeds,” “Capitalization,” “Selected Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and related notes included elsewhere in this prospectus.

Summary Consolidated Statements of Operations Data:

	Fiscal Year Ended
	December 28,	January 3,	January 2,
	2008	2010	2011
	(Fiscal 2008)	(Fiscal 2009)	(Fiscal 2010)
	($ in thousands, except per share data)

Revenues	$94,711	$103,803	$100,056
Cost of revenues:
Operating expenses	60,703	66,097	65,704
Depreciation and amortization	15,569	15,166	12,560

Total cost of revenues	76,272	81,263	78,264

Gross profit	18,439	22,540	21,792
Selling, general and administrative expenses	14,515	15,051	14,149

Income from operations	3,924	7,489	7,643
Other expenses (income):
Interest expense	8,583	8,406	8,578
Gain on early retirement of debt	(119)	—	—

Total other expense	8,464	8,406	8,578

Loss before income taxes	(4,540)	(917)	(935)
Income tax expense (benefit)	—	123	(35)

Net loss	$(4,540)	$(1,040)	$(900)

Basic and diluted net loss per share	$(1.68)	$(0.38)	$(0.33)

Weighted average shares used in calculation	2,702,790	2,711,836	2,716,873
Cash dividend per common share	$1.50	$1.00	$—

Summary Consolidated Balance Sheet Data:

	As of January 2, 2011
	Actual	As Adjusted(1)
	(In thousands)

Cash and cash equivalents	$3,692	$
Total assets(2)	73,845
Long-term debt(2)	87,629
Line of credit	31,153
Total liabilities	128,930
Total stockholders’ equity (deficit)	(55,085)

Other Data:

	Fiscal Year
	2008	2009	2010

Machines in operation at beginning of period	16,273	17,179	18,267
Net machines added during period	906	1,088	807
Machines in operation at end of period	17,179	18,267	19,074
EBITDA (in thousands)(3)	$19,612	$22,655	$20,203

(1)	The summary consolidated balance sheet data as of January 2, 2011 is presented on an actual basis and on an as adjusted basis to reflect the receipt by us of net proceeds from the sale of common stock offered by us in this offering at an assumed initial public offering price of $ per share, which is the mid-point of the estimated price range set forth on the cover of this prospectus, and the application of the net proceeds, all as described in “Use of Proceeds.”

(2)	We have a beneficial interest in $6.3 million of the Junior Subordinated Debentures included as long-term debt on our consolidated balance sheet. The beneficial interest is reflected as a long-term investment on our consolidated balance sheet and is included in total assets. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Indebtedness” and Notes 1(h) and 3(a) to Consolidated Financial Statements.

(3)	EBITDA is a non-GAAP measure and is defined as earnings before interest expense, taxes, depreciation and amortization. We present EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company. Management uses EBITDA to assess performance without regard to our capital structure and as a factor in setting incentive compensation. EBITDA should not be considered in isolation or as a substitute for operating income or other statement of operations items prepared in accordance with GAAP as a measure of our performance. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this prospectus, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

	Fiscal Year
	2008	2009	2010
	(In thousands)

Reconciliation of net loss to EBITDA
Net loss	$(4,540)	$(1,040)	$(900)
Interest expense	8,583	8,406	8,578
Income tax expense (benefit)	—	123	(35)
Depreciation and amortization	15,569	15,166	12,560

EBITDA	$19,612	$22,655	$20,203

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with the financial and other information contained in this prospectus, before you decide to invest in our common stock. Our business, financial condition and results of operations may be adversely affected by any of these risks. As a result, the market price of our common stock could decline and you could lose all or part of your investment.

Risks Relating to Our Business and Industry

We depend on retailer and consumer acceptance of our vended water machines.

We are a consumer products company operating in the highly-competitive bottled water market and rely on consumer demand for our vended water. Because potential customers may not be familiar with our vending machines and because we undertake limited marketing, there can be no assurance that consumer acceptance of our product will continue to grow, or that newly installed machines will attract enough customers to be profitable. In addition, if we are unable to respond effectively to the trends affecting the market for bottled water, consumer acceptance of our product may suffer. A failure to grow or maintain consumer acceptance for our vending machines could reduce the profitability of our machines, and could adversely affect our ability to install new machines with existing or potential retail partners.

In addition, if consumers have a negative experience with any brand of vended water, including the water of our competitors, vended water may lose acceptance and our business could be adversely affected.

Our industry is highly competitive, and we might encounter significant competition from new or existing companies entering into the vended water market.

The bottled water industry is highly competitive. If we are unable to respond effectively to competitive threats, our margins and results of operations could be adversely affected.

Our primary competitors in the bottled water market include Nestlé, The Coca-Cola Company, PepsiCo, Dr. Pepper Snapple Group and DS Waters of America. These leading consumer products companies have strong brand presence with consumers, established relationships with retailers and significantly greater financial and other resources than we do. We could lose market share if they, or other large companies, successfully enter the vended water market or if our consumers prefer pre-packaged water over our vended water.

We also face competition within the vended water market from Culligan (now owned by Primo Water Corporation), and from small- to medium-sized operators, although none of these companies combine a national presence and an in-house service force. If a competitor develops, or seeks to develop, a service model similar to ours, we could face increased competition to attract retail partners. In addition to competition within the bottled water industry, the industry itself faces significant competition from other non-alcoholic beverages, including soft drinks, carbonated waters, juices, sport and energy drinks, coffees, teas and spring and municipal tap water.

The loss of a major retail partner would adversely affect us.

We distribute our vended water to consumers through relationships with third-party retailers. Most of our arrangements with our retail partners are evidenced by written contracts which have terms that generally range from three to five years and contain termination clauses as well as automatic renewal clauses. During the term of these agreements, we have the exclusive right to place water vending machines at specified locations. We compete to maintain existing retail accounts and to establish new retail relationships, but we can give no assurance of renewals of any existing contracts or of our ability to enter into new contracts. For example, in fiscal 2010 we lost a retail partner account that represented approximately 550 machines. While we have been able to redeploy the machines previously located with that retail partner, there is no assurance that we would be able to do so, or as to the timing of our ability to do so, if necessary in the future.

Continued positive relations with our retail partners depend on various factors, including commission rates, customer service, consumer demand and competition. Disruptions in relationships with retailers, including the reduction, termination or adverse modification of a retail relationship, could have a negative effect on our ability to sell our vended water and to maintain our consumer base, which would in turn adversely affect our business and results of operations.

Increased use of “point-of-use” home filtration devices could adversely affect us.

An increase in the use of in-home filtration devices, such as those that attach to faucets or are installed under the sink, could adversely affect demand for our vended water. At this time, in-home filtration devices typically employ a one-step carbon filtration process. While we believe that our vended water is decidedly superior in taste and quality to the water produced by such devices, improvement in such devices could narrow our advantage.

If we are unable to build and maintain our brand image and corporate reputation, our business may suffer.

Our future success depends on our ability to build and maintain our brand image. If we are not able to maintain and enhance our brand, particularly with new retail partners where we may have limited brand recognition, we may be unable to place additional machines at retail locations or attract sufficient numbers of consumers to our machines. Our ability to maintain our reputation is critical to our brand image. Any negative publicity, or any actual or perceived product quality issues, even if false or unfounded, could tarnish the image of our brand and may cause consumers to choose other products.

If any vended water became contaminated, our business could be seriously harmed.

We have adopted quality, environmental, health and safety standards. However, our water vending machines may not meet these standards or our products could otherwise become contaminated. A failure to meet these could result in expensive business interruptions and liability claims. Any of these failures or occurrences, or any allegation of these occurrences, even if unfounded, could negatively affect our business and financial performance. Even if our water does not ever become contaminated, a contamination of any vended water, including the water of our competitors, would be detrimental to the vended water business as a whole.

Electrical outages, localized municipal tap water system shut-downs, “boil water” directives or increases in the cost of electricity or municipal tap water could adversely affect our business.

Our machines depend on a supply of electricity and water to operate. Any electrical outages or cut-off of municipal tap water supplies to our machines or a directive to boil municipal tap water sources for our machines, whether due to national disasters or otherwise, would cause us to lose all revenue from the affected machines during that period and could, in addition, lower subsequent revenues if consumers perceive that there is a risk of contamination in our vended water. Additionally, if electricity or municipal water costs were to increase significantly, our retail partners may request that we pay them a higher commission, which, if granted, would adversely affect our results of operations.

We depend on the expertise of key personnel. If these individuals leave without replacement, our ability to implement our business strategies could be delayed or hindered.

We are dependent on the services of our senior management because of their experience, industry relationships and knowledge of the business. The loss of one or more of our key employees could seriously harm our business, and it may be difficult to find any replacement with the same or similar level of experience or expertise. Competition for these types of personnel is high, and we can give no assurance that we will be able to attract and retain qualified personnel on acceptable terms. Failure to recruit and retain such personnel could adversely affect our business, financial condition, results of operations and planned growth. We do not maintain key person insurance on any employee.

The distribution of our vended water to consumers relies on the existence and financial health of our retail partners.

Our retail partners, such as food, drug, convenience, mass and other retailers, have faced challenging business conditions as a result of recent economic conditions, and these conditions may continue. We rely on our retail partners in order to access our consumers. If our retail partners close sites or experience disruptions such as strikes or lock-outs, we could lose access to some consumers, and our results of operations could be adversely affected.

Adverse weather conditions could negatively impact our business.

Our business is subject to seasonal fluctuations, with decreased revenues during rainy or cold weather months and increased revenues during dry or hot weather months. In addition, unseasonable or unusual weather may reduce demand and revenues for our products. Variations in demand and revenues could negatively impact the timing of our cash flows and therefore limit our ability to timely service our obligations and pay our indebtedness.

We depend on key management information systems.

We process orders, manage inventory and accounts receivable, maintain customer information and maintain cost-efficient operations through a management information systems (“MIS”) network connecting each of our water vending machines with a central computing system located at our headquarters. Any disruption in the operation of our MIS tools, the loss of employees knowledgeable about such systems, the termination of our relationships with third-party MIS partners or our failure to continue to effectively modify such systems to accommodate changes in the amount of our business could require us to expend significant additional resources or to invest additional capital to continue to manage our business effectively, and could even affect our compliance with public reporting requirements. Additionally, our MIS tools are vulnerable to interruptions or other failures resulting from, among other things, natural disasters, terrorist attacks, software, equipment or telecommunications failures, processing errors, computer viruses, hackers, other security issues or supplier defaults. Security, backup and disaster recovery measures may not be adequate or implemented properly to avoid such disruptions or failures. Any disruption or failure of these systems or services could cause substantial errors, processing inefficiencies, security breaches, inability to use the systems or process transactions, loss of consumers, loss of retail partners or other business disruptions, all of which could negatively affect our business and financial performance.

Disruption in our supply chain could adversely affect us.

While we generally have multiple suppliers for the frames for our vending machines and for their component parts, including filtration parts, a disruption in our supply chain could adversely affect our ability to assemble new machines and repair, maintain and retrofit existing machines. If we cannot obtain alternative sources of supply or effectively manage a disruption if it occurs, our sales and profitability could be adversely affected, and additional resources could be necessary to restore our supply chain.

Introductions of new products may not prove successful, and future acquisitions and investments may not be successfully integrated, which could disrupt our business or adversely affect our financial condition and results of operations.

We recently began testing self-service ice vending machines, and expect that we may acquire or invest in new product lines, businesses or technologies that we believe would provide a strategic fit with our business or expand our business. Product development, acquisitions and investments are accompanied by potential risks and challenges that could disrupt our business operations, increase our operating costs or capital expenditure requirements and reduce the value of the acquired product line, business or technology. In addition, the process of negotiating acquisitions and integrating acquired products, services, technologies, personnel or businesses might result in significant transaction costs, operating difficulties or unanticipated expenditures and might require significant management attention that would otherwise be available for ongoing development of our business. If we are successful in consummating an acquisition, we may not be able to integrate the acquired product line, business or technology into our existing business and products and we may not achieve the anticipated benefits of any acquisition.

Increases in the price of fuel could have an adverse effect on our results of operations.

While we do not incur fuel costs to transport water, our field service personnel use substantial amounts of fuel in making service visits to our machines. As a result, a meaningful increase in fuel prices could negatively affect our margins and operating cash flows.

Limitations on our ability to utilize our net operating losses may negatively affect our financial results.

We may not be able to utilize all of our net operating losses. As of January 2, 2011, we had net operating losses of approximately $58.8 million for federal income tax purposes, $1.8 million of which will expire in 2012 and the remainder of which will expire at various dates from 2018 through 2030. To the extent available, we will use any net operating loss carryforwards to reduce the U.S. corporate income tax liability associated with our operations. However, if we do not achieve profitability prior to their expiration, we will not be able to fully utilize our net operating losses to offset income. Section 382 of the Internal Revenue Code of 1986, as amended, generally imposes an annual limitation on the amount of net operating loss carryforwards that may be used to offset taxable income when a corporation has undergone certain changes in stock ownership. Our ability to utilize net operating loss carryforwards may be limited, under this section or otherwise, by the issuance of common stock in this offering or by changes in stock ownership occurring prior to or following this offering. We have not completed an analysis of the effects of this offering or any such changes in stock ownership. To the extent our use of net operating loss carryforwards is significantly limited, our income could be subject to U.S. corporate income tax earlier than it would if we were able to use net operating loss carryforwards, which could result in lower profits.

We may have exposure to greater than anticipated tax liabilities.

We are subject to income tax in the numerous jurisdictions in which we have property or payroll or generate net sales. Increases in income tax rates could reduce our after-tax income from affected jurisdictions.

Adverse economic conditions in the regions in which we operate could negatively impact our financial results.

Current economic conditions, including high levels of unemployment or underemployment, or the effects of higher fuel and food prices on our customers’ shopping budgets, could have a number of different effects on our business, including:

•	a reduction in consumer spending, which could result in a reduction in our sales volume;

•	a shift in the purchasing habits of our target consumers; and

•	a negative impact on the ability of our retail partners to timely pay their obligations to us, thus reducing our cash flow.

In addition, adverse economic conditions could negatively affect our vendors’ ability to timely supply materials, or increase the likelihood that our lender may be unable to honor its commitments under our senior revolving credit facility.

Other events or conditions may arise directly or indirectly from global financial events that could negatively impact our business.

We may be unable to manage our growth.

From January 2008 through December 2010, we installed approximately 2,800 net new machines, representing a compound annual growth rate of 5.4%. We anticipate that continued growth will require us to recruit, hire and retain new personnel, including for our in-house national field service organization. We cannot be certain that we will be successful in recruiting, hiring or retaining those personnel. Our ability to compete effectively and to manage our future growth will depend on our ability to maintain and improve our operational, financial and management information systems on a timely basis and to expand, train, motivate and manage our work force. If we continue to grow substantially, we cannot be certain that our personnel, systems, procedures and controls will be adequate to support our operations.

We have incurred net losses in the past and may incur net losses in the future.

We have incurred net losses in the past and may incur net losses in the future. We have not been profitable in recent years, and we may not become profitable in the future. Our losses may continue as we incur additional costs and expenses related to branding and marketing, expansion of operations, product development and development of relationships with retail partners. If our expenses exceed our expectations, our financial performance will be adversely affected. If we do not achieve sustained profitability, we may need to raise additional capital in order to continue operations.

Risks Relating to Regulatory and Legal Issues

Our operations are subject to regulation at both the state and federal level.

We are subject to various federal, state and local laws and regulations which require us, among other things, to obtain licenses for our business and water vending machines, to pay annual license and inspection fees, to comply with certain detailed design and quality standards regarding the vending machines and the vended water, and to continuously control the quality of the vended water. Our water vending machines are subject to routine and random regulatory quality inspections. Although we believe we are operating in substantial compliance with these laws and regulations, these laws and regulations and their interpretations and enforcement are subject to change. The enactment of additional or more stringent laws or regulations may cause a disruption in our operations in the future. Failure to comply with such current or future laws and regulations could result in fines against us, a temporary shutdown of our operations or the loss of certification to sell our product.

Licensing or inspection fees payable by us could increase.

We currently pay annual licensing fees and inspection fees to a number of states. Increases in such licensing or inspection fees payable by us could adversely affect us.

Our inability to protect our intellectual property could adversely affect our business and results of operations.

The trade name and trademarks “Glacier Water” and “Glacier Water & Penguin Design” used by us contain the word “Glacier,” which is commonly used and has been registered in connection with other marks and designs by a number of other entities for water and related services. The mark “Glacier Water,” by itself, is considered by the United States Patent and Trademark Office to be generic in relation to water and related services. We believe that no party can claim exclusive rights to “Glacier Water,” and we may claim rights only to stylized forms of the mark or the mark with design elements. We can, however, give no assurance that other entities might assert superior or exclusive rights to the marks and seek to obtain damages from the injunctive relief against us. Therefore, there can be no assurance that our use of the trade name and trademarks “Glacier Water” and “Glacier Water & Penguin Design” will not violate the claimed proprietary rights of others, which could adversely affect our business and results of operations.

Litigation or legal proceedings could expose us to significant liabilities, including product liability claims, and damage our reputation.

We are subject to a risk of legal proceedings and adverse publicity if a consumer is or claims to be harmed from using our products or water vending machines. Any such claim may result in negative publicity, loss of revenues or higher costs associated with the legal proceedings. The costs associated with defending any product liability or other claims, and the payment of damages, could be substantial.

We may establish a reserve as appropriate based upon assessments and estimates in accordance with our accounting policies. We base our assessments, estimates and disclosures on the information available to us at the time and rely on legal and management judgment. Actual outcomes or losses may differ materially from assessments and estimates. Actual settlements, judgments or resolutions of these claims or proceedings may negatively affect our business and financial performance. A successful claim against us that is not covered by insurance or is in excess of our available insurance limits could require us to make significant payments of damages and could adversely affect our results of operations and financial condition.

We have Canadian operations and are exposed to fluctuations in currency exchange rates and political uncertainties.

We have Canadian operations and may in the future pursue opportunities in other countries. As a result, we are subject to risks associated with doing business internationally, including:

•	changes in foreign currency exchange rates;

•	changes in a country’s economic or political conditions;

•	difficulties enforcing intellectual property and contractual rights; and

•	unexpected changes in regulatory requirements.

To the extent the United States dollar strengthens against the Canadian dollar, or the currency of any other country in which we operate, our foreign revenues and profits will be reduced when translated into United States dollars.

Risks Relating to this Offering, Our Common Stock and Our Indebtedness

There has not been an active public market for our shares in recent years, and an active market may not develop or be sustained, which could limit the liquidity of our common stock.

Prior to this offering, there has not been an active public market for our common stock for several years. Although our stock will be listed on the NASDAQ Global Market, an active public market for our shares may not develop after this offering or, if developed, may not be sustained. The initial public offering price for our common stock was determined through our negotiations with the underwriters and may not be indicative of the market price of our common stock after this offering. If you purchase shares of our common stock, you may not be able to resell those shares at or above the initial public offering price, or at all. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the NASDAQ Global Market or otherwise or how liquid that market might become. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all.

The market price of our common stock could be volatile.

The overall market and the price of our common stock may be significantly affected by various factors, including:

•	fluctuations in our quarterly operating results;

•	changes in investors’ perception of our prospects, business risks and the conditions in our industry;

•	changes in, or failure to meet, the earnings estimates and other performance expectations of financial analysts or investors;

•	the level and quality of coverage of our stock by securities or industry analysts;

•	stock transactions by our existing and/or principal stockholders;

•	fluctuations in the stock prices of our competitors or in stock markets in general; and

•	general economic or political conditions.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of Glacier, the trading price for our stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

Future sales of our common stock could adversely affect our stock price.

Future sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our common stock and could impair our ability to raise capital through future offerings of equity or equity-linked securities. After the closing of this offering, we will have           shares of outstanding common stock (           shares if the underwriters exercise their over-allotment option in full). The shares of common stock offered in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended (the “Securities Act”), except for any shares of our common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, the sale of which will be restricted under the Securities Act.

We, our executive officers and directors and certain stockholders have agreed with the underwriters, subject to certain exceptions, not to offer, sell, contract to sell or otherwise dispose of any common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus. These shares will represent approximately     % of our common stock outstanding, excluding shares issued in this offering. As restrictions on resale end, the market price of our common stock could decline if the holders of the restricted shares sell them or are perceived by the market as intending to sell them. William Blair & Company, L.L.C. and SunTrust Robinson Humphrey, Inc. may, in their sole discretion, release any of these shares from these restrictions at any time without notice. See “Shares Eligible for Future Sale” and “Underwriting.”

All of our shares of common stock outstanding as of the date of this prospectus may be sold in the public market by existing stockholders 180 days after the date of this prospectus, subject to applicable volume and other limitations imposed under federal securities laws.

In the future, we may also issue our securities in connection with investments or acquisitions or in order to raise capital for other purposes. The amount of shares of our common stock issued in connection with these matters could constitute a material portion of our then-outstanding shares of our common stock.

Purchasers in this offering will experience immediate and substantial dilution in net tangible book value.

The initial public offering price per share will be substantially higher than the net tangible book value per share of our outstanding common stock, which is negative. Purchasers of shares in this offering will experience immediate dilution in the net tangible book value of their shares. Based on the initial public offering price of $      per share, and assuming no exercise of the underwriters’ over-allotment option, dilution per share in this offering will be $      per share. Further, if we issue equity or equity-linked securities to raise additional capital in the future, your ownership interest in Glacier may be diluted and the value of your investment may be reduced. See “Dilution.”

Our principal stockholders may be able to exercise significant influence over matters requiring stockholder approval.

Upon completion of this offering, our executive officers, directors and their affiliates will beneficially own, in the aggregate, approximately     % of our outstanding shares of common stock. As a result, these stockholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of Glacier or changes in management and will make the approval of certain transactions difficult or impossible without the support of these stockholders.

Provisions in our charter documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Provisions in our charter documents and the Delaware General Corporation Law, the state in which we are incorporated, might discourage or delay potential acquisition proposals or make it more difficult for a third party to acquire control of our company, even if such acquisition might be beneficial to our stockholders.

Our amended and restated certificate of incorporation and bylaws provide for various procedural and other requirements that may make the acquisition of Glacier more difficult without the approval of our board of directors. These provisions:

•	authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

•	eliminate the ability of our stockholders to act by written consent in most circumstances;

•	establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and

•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws.

We are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock.

These anti-takeover provisions and other provisions under Delaware law could negatively affect the trading price of our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

The payment of dividends is at the sole discretion of the board of directors, and we do not currently intend to pay dividends on our common stock.

Since we have no current plans to pay cash dividends on our common stock, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it. We do not anticipate paying any dividends to our stockholders for the foreseeable future. The agreements governing our indebtedness also restrict our ability to pay dividends. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial conditions, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Accordingly, you may have to sell some or all of your common stock in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell our common stock and may lose some or all of the amount of your investment. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

Our existing revolving credit agreement contains restrictions on our ability to pay dividends, and any deferral in interest payments on our Junior Subordinated Debentures would restrict our ability to pay dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

We will incur increased costs and a greater burden on our management resources as a result of being a publicly-traded company.

As a public company with listed equity securities, we will incur significant legal, accounting and other expenses not presently incurred. We are required to comply with certain laws, regulations and requirements, including provisions of the Sarbanes-Oxley Act of 2002, related Securities and Exchange Commission regulations and requirements of the NASDAQ Stock Market. Compliance with these rules, regulations and requirements may occupy a significant amount of the time of our board of directors, management and officers and may increase our legal and financial compliance costs. We estimate the annual incremental costs to operate as a public company to be between $1.0 million and $2.0 million.

If we do not satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, the trading price of our common stock could be adversely affected.

As a public company with listed equity securities, we will be subject to Section 404 of the Sarbanes-Oxley Act of 2002. This law requires us to document and test the effectiveness of our internal control over financial reporting in accordance with an established internal control framework and to report on our conclusion as to the effectiveness of our internal control over financial reporting. The cost to comply with this law will affect our net income adversely. Any difficulty in satisfying the requirements of Section 404 in a timely manner or with adequate compliance could, among other things, cause investors to lose confidence in, or otherwise be unable to rely on, the accuracy of our reported financial information, which could adversely affect the trading price of our common stock. In addition, failure to comply with Section 404 could result in the NASDAQ Stock Market imposing sanctions on us, which could include the delisting of our common stock.

Our indebtedness may restrict our business and operations, reduce our cash flows and restrict our access to sufficient funding to finance desired growth.

As of January 2, 2011, we had outstanding indebtedness of approximately $118.8 million. After giving effect to this offering and the intended use of proceeds, we would have had outstanding indebtedness of approximately $      million as of January 2, 2011, assuming an initial public offering price of $      per share, the mid-point of the estimated price range set forth on the cover of this prospectus. In addition, we expect to have $      million of availability under our anticipated new revolving credit facility following its completion. Having this amount of indebtedness makes us more vulnerable to adverse changes in general economic, industry and competitive conditions and places us at a disadvantage compared to our competitors that may have greater financial resources. If we do not have sufficient earnings to service our debt, we may need to refinance all or part of that debt, sell assets, borrow more money or sell securities, which we may not be able to do on favorable terms or at all.

The terms of our credit facilities include customary events of default and covenants that limit us from taking certain actions without obtaining the consent of the lenders. In addition, our anticipated revolving credit facility requires us to maintain certain financial ratios and restricts our ability to incur additional indebtedness. A breach of the provisions of our credit facilities, including any inability to comply with the required financial ratios, could result in an event of default under our credit facilities. If an event of default occurs under our credit facilities, our lenders could accelerate the repayment of amounts outstanding, plus accrued and unpaid interest, enforce their security interest in substantially all of our assets, and terminate any obligation to make further extensions of credit under our revolving credit facility.

Volatility and disruption in the global capital and credit markets could negatively affect our liquidity and increase our costs of borrowing.

The global capital and credit markets have experienced increased volatility and disruption over the past two years, making it more difficult for companies to access those markets. Continued or increased volatility and disruption in the capital and credit markets may impair our liquidity or increase our costs of borrowing.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on current expectations, estimates, forecasts and projections regarding management’s beliefs and assumptions about the industry in which we operate. Such statements include, in particular, statements about our plans, strategies and prospects under the headings “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” When used in this prospectus, the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” and similar expressions identify forward-looking statements.

Forward-looking statements are not a guarantee of future performance or results, and will not necessarily be accurate indications of when or whether such performance or results will be achieved. Forward-looking statements are based on information available at the time the statements are made and involve known and unknown risks, uncertainties and other factors that may cause actual outcomes and results to differ materially from what is expressed or forecasted in such forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to:

•	economic trends globally and in the markets in which we operate;

•	competition in the industry in which we compete;

•	growth in the market for bottled water relative to municipal tap water or other beverages;

•	consumer preference toward our vended water over alternative water;

•	consumer perception of the safety of our water;

•	consumer and retailer acceptance of our brand and our vended water machines;

•	our ability to maintain and grow existing retail relationships and develop new retail relationships;

•	our expectations regarding the placement of new water vending machines and our ability to maintain and grow our leading market position and exclusive in-house national field service organization;

•	our ability to maintain supplier relationships or identify substitute sources of supply for the components used in our water vending machines;

•	our ability to maintain customer relationships and commission rates and predict commission revenue;

•	our ability to maintain our workforce and provide superior customer service;

•	our ability to leverage our existing infrastructure to achieve growth while limiting the need for additional capital expenditures;

•	our intention to offer new products and services in the future;

•	the continuing development, innovation and placement of our vended water machines;

•	the effects of adverse weather conditions in the markets in which we operate;

•	the reliability and sufficiency of our management information systems;

•	our ability to use any net operating loss carryforwards before they expire;

•	the effects of changes in fuel prices;

•	our ability to attract and retain key personnel;

•	our projections regarding additional costs connected to the growth of our business and costs related to becoming a public company;

•	our executive compensation policies and the level of executive compensation;

•	our belief that our capital expenditure requirements and liquidity needs will be met;

•	our intended uses of the proceeds from this offering;

•	our leverage and ability to service our debt; and

•	legislative or regulatory requirements.

The foregoing examples should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus, including in particular the risks described in the section entitled “Risk Factors.” If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results or events could differ materially from the forward-looking statements we make. Any forward-looking statements you read in this prospectus reflect our views as of the date of this prospectus with respect to future events. Except as required by applicable law, we assume no obligation to update any forward-looking statements publicly or to update the reasons why actual results could differ materially from those anticipated in any forward looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $      million (or approximately $      million if the underwriters exercise their over-allotment option in full), based on an assumed initial public offering price of $      per share, which is the mid-point of the estimated price range set forth on the cover of this prospectus. Our estimated net proceeds from the offering represent the amount we expect to receive after the underwriting discount and our payment of the other expenses of the offering. We intend to use the net proceeds we receive from this offering for the following purposes:

•	to repay $ (or $ if the underwriters exercise their over-allotment option in full) principal amount of our bank indebtedness, which currently has an interest rate of ;

•	to redeem $ (or $ if the underwriters exercise their over-allotment option in full) principal amount of our 9.0625% Junior Subordinated Debentures due 2028; and

•	the remaining $ (or $ if the underwriters exercise their over-allotment option in full) for working capital and general corporate purposes.

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the net proceeds to us from the offering by approximately $      (or approximately $      if the underwriters exercise their over-allotment option in full), assuming the number of shares sold by us in the offering, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. A 1.0 million share increase (decrease) in the number of shares of common stock sold by us in this offering would increase (decrease) the net proceeds to us from this offering by approximately $     , assuming an initial offering price per share equal to the mid-point of the estimated price range set forth on the cover of this prospectus.

Pending use of the net proceeds of this offering, we intend to invest those proceeds in short-term, interest-bearing investment grade securities.

We will not receive any proceeds from the shares sold by the selling stockholders.

DIVIDEND POLICY

Although we have paid dividends on our common stock in the past, we have not paid a dividend since December 2009, and we do not expect to pay any dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on various factors, including our results of operations, financial condition, capital requirements, contractual restrictions, outstanding indebtedness, investment opportunities and other factors that our board of directors deems relevant. Our existing revolving credit agreement contains restrictions on our ability to pay dividends, and any deferral in interest payments on our Junior Subordinated Debentures would restrict our ability to pay dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” As a result, you will likely need to sell your shares of common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them.

CAPITALIZATION

The following table sets forth our capitalization as of January 2, 2011:

•	on an actual basis; and

•	on an as adjusted basis, giving effect to the sale of shares by us in this offering and the use of our net proceeds from the offering as described in “Use of Proceeds.”

You should read this table in conjunction with “Use of Proceeds,” “Selected Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	As of January 2, 2011
	Actual	As Adjusted
	(Unaudited; in thousands, except share and per share data)

Cash and cash equivalents(1)	$3,692	$

Long-term debt	$87,629	$
Line of credit	31,153

Total indebtedness	118,782
Stockholders’ equity (deficit):
Preferred Stock, $0.01 par value; liquidation preference $100 per share. Authorized, 100,000 shares; issued and outstanding, 0 shares	—
Common stock, $0.01 par value. Authorized, 10,000,000 shares; issued and outstanding, 2,720,048 shares actual, and shares, as adjusted	44
Additional paid-in capital	13,648
Accumulated deficit	(36,645)
Treasury stock, at cost	(32,562)
Accumulated other comprehensive income	430

Total stockholders’ equity (deficit)	(55,085)

Total capitalization	$63,697	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) cash by $ , and would increase (decrease) each of total stockholders’ equity and total capitalization by $ assuming the number of shares sold by us in the offering, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. An increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) additional paid-in capital by $ and would increase (decrease) each of total stockholders’ equity and total capitalization by $ , assuming an initial public offering price per share equal to the mid-point of the estimated price range set forth in the cover of this prospectus. The as adjusted information discussed above is illustrative only and will change based on the actual initial offering price and other terms of this offering.

The shares outstanding data in the preceding table as of January 2, 2011:

•	excludes an aggregate of shares of common stock issuable upon exercise of outstanding stock options under our 1994 Stock Incentive Plan;

•	excludes an aggregate of shares of common stock available for issuance under our 2011 Stock Incentive Plan; and

•	assumes no exercise of the underwriters’ over-allotment option.

DILUTION

If you invest in our common stock, your ownership interest will suffer an immediate dilution in net tangible book value per share. Dilution is the amount by which the initial public offering price paid by purchasers of shares of our common stock exceeds the net tangible book value per share of our common stock after the offering. Net tangible book value per share is determined by dividing our net tangible book value, which is the amount of our total tangible assets reduced by our total liabilities, by the aggregate number of shares of common stock outstanding. As of January 2, 2011, our net tangible book value was ($66.6) million and our net tangible book value per share was $     . After giving effect to our sale of shares in this offering at an initial public offering price of $      per share, which is the mid-point of the estimated price range set forth on the cover of this prospectus, our as adjusted net tangible book value as of January 2, 2011 would have been approximately $      , or $      per share. This amount represents an immediate increase in net tangible book value to our existing stockholders of $      per share and an immediate dilution to new investors of $      per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Net tangible book value per share as of January 2, 2011	$
Increase in net tangible book value per share attributable to new investors in this offering

As adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

A $1.00 increase (decrease) in the initial public offering price per share would increase (decrease) our adjusted net tangible book value per share after this offering by approximately $      (or approximately $      if the underwriters exercise their over-allotment option in full), assuming the aggregate number of shares sold in the offering, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. A 1.0 million share increase (decrease) in the number of shares of common stock sold by us in this offering would increase (decrease) our adjusted net tangible book value per share after this offering by approximately $     , assuming an initial public offering price per share equal to the mid-point of the established price range set forth on the cover of this prospectus.

The following table summarizes, on the as adjusted basis described above as of January 2, 2011, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders and by new investors, based upon the initial public offering price of $      per share and before deducting the underwriting discount and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration
	Number	Percent		Amount	Percent		Average Price Per Share
($ in thousands, other than per share amounts)

Existing stockholders			%	$		%	$
New investors(1)			%	$		%	$

Total		100%		$	100%		$

(1)	The number of shares disclosed for the existing stockholders includes shares being sold by the selling stockholders in this offering. The number of shares disclosed for the new investors does not include those shares.

If the underwriters exercise their over-allotment option in full, the number of shares held by the existing stockholders would decrease to     % of the total number of shares of our common stock outstanding after this offering and the number of shares held by new investors would decrease to     % of the total number of shares of our common stock outstanding after this offering.

SELECTED FINANCIAL AND OPERATING DATA

The following tables set forth our consolidated statements of operations, balance sheet and other financial and operating data as of the dates and for each of the periods indicated. The selected consolidated statements of operations and the other financial data for the fiscal years ended December 28, 2008, January 3, 2010 and January 2, 2011, and the selected balance sheet data as of January 3, 2010 and January 2, 2011 were derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations and other financial data for the fiscal years ended December 31, 2006 and December 30, 2007 and the selected consolidated balance sheet data as of December 31, 2006, December 30, 2007 and December 28, 2008 were derived from our audited consolidated financial statements that are not included in this prospectus. Our historical results are not necessarily indicative of future performance or results of operations.

We use a fiscal year of 52 or 53 weeks ending on the Sunday closest to December 31st. The fiscal year ended January 3, 2010 consisted of 53 weeks, or 371 days, and the fiscal years ended December 31, 2006, December 30, 2007, December 28, 2008 and January 2, 2011 consisted of 52 weeks, or 364 days.

Summary Consolidated Statements of Operations Data:

	Fiscal Year Ended
	December 31,	December 30,	December 28,	January 3,	January 2,
	2006	2007	2008	2010	2011
	(Fiscal 2006)	(Fiscal 2007)	(Fiscal 2008)	(Fiscal 2009)	(Fiscal 2010)
	($ in thousands, except per share data)

Revenues	$87,154	$90,376	$94,711	$103,803	$100,056
Cost of revenues:
Operating expenses	53,871	56,946	60,703	66,097	65,704
Depreciation and amortization	15,829	15,835	15,569	15,166	12,560

Total cost of revenues	69,700	72,781	76,272	81,263	78,264

Gross profit	17,454	17,595	18,439	22,540	21,792
Selling, general and administrative expenses	12,877	13,728	14,515	15,051	14,149

Income from operations	4,577	3,867	3,924	7,489	7,643
Other expenses (income):
Interest expense	9,285	9,032	8,583	8,406	8,578
Gain on early retirement of debt	—	—	(119)	—	—

Total other expense	9,285	9,032	8,464	8,406	8,578

Loss before income taxes	(4,708)	(5,165)	(4,540)	(917)	(935)
Income tax expense (benefit)	—	—	—	123	(35)

Net loss	$(4,708)	$(5,165)	$(4,540)	$(1,040)	$(900)

Basic and diluted net loss per share	$(1.93)	$(1.95)	$(1.68)	$(0.38)	$(0.33)

Weighted average shares used in calculation	2,434,114	2,642,784	2,702,790	2,711,836	2,716,873
Cash dividend per common share	$0.80	$1.80	$1.50	$1.00	$—

Summary Consolidated Balance Sheet Data:

	As of
	December 31,	December 30,	December 28,	January 3,	January 2,
	2006	2007	2008	2010	2011
	(In thousands)

Cash and cash equivalents	$3,841	$3,120	$3,268	$3,710	$3,692
Total assets(1)	82,128	74,437	72,033	71,498	73,845
Long-term debt(1)	87,629	87,629	87,629	87,629	87,629
Line of credit	19,599	19,197	26,263	28,173	31,153
Total liabilities	117,263	117,182	122,908	125,996	128,930
Total stockholders’ deficit	(35,135)	(42,745)	(50,875)	(54,498)	(55,085)

Other Data:

	Fiscal Year
	2006	2007	2008	2009	2010

Machines in operation at beginning of period	15,565	15,861	16,273	17,179	18,267
Net machines added during period	296	412	906	1,088	807
Machines in operation at end of period	15,861	16,273	17,179	18,267	19,074
EBITDA (in thousands)(2)	$20,406	$19,702	$19,612	$22,655	$20,203

(1)	We have a beneficial interest in $6.3 million of the Junior Subordinated Debentures included as long-term debt on our consolidated balance sheet. The beneficial interest is reflected as a long-term investment on our consolidated balance sheet and is included in total assets. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Indebtedness” and Notes 1(h) and 3(a) to Consolidated Financial Statements.

(2)	EBITDA is a non-GAAP measure and is defined as earnings before interest expense, taxes, depreciation and amortization. We present EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company. Management uses EBITDA to assess performance without regard to our capital structure and as a factor in setting incentive compensation. EBITDA should not be considered in isolation or as a substitute for operating income or other statement of operations items prepared in accordance with GAAP as a measure of our performance. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this prospectus, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

	Fiscal Year
	2006	2007	2008	2009	2010
	(In thousands)

Reconciliation of net loss to EBITDA
Net loss	$(4,708)	$(5,165)	$(4,540)	$(1,040)	$(900)
Interest expense	9,285	9,032	8,583	8,406	8,578
Income tax expense (benefit)	—	—	—	123	(35)
Depreciation and amortization	15,829	15,835	15,569	15,166	12,560

EBITDA	$20,406	$19,702	$19,612	$22,655	$20,203

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Financial and Operating Data” and our financial statements and related notes appearing elsewhere in this prospectus. Our actual results could differ materially from those anticipated in the forward-looking statements included in this discussion as a result of certain factors, including, but not limited to, those in “Risk Factors.”

Overview

We are the leading provider of high-quality, great-tasting filtered drinking water dispensed directly to consumers through state-of-the-art, self-service vending machines located at major retailers in the United States and Canada. We operate an extensive network of coin-operated and non-coin-operated water vending machines supported by the only in-house national field service organization in the industry, providing our retail partners with compelling commission streams and incremental customer traffic. We have a highly diversified retail partner base consisting of food, drug, convenience, mass and other retailers. Among our retail partners are Circle-K, CVS, Family Dollar, H-E-B, Kroger, Publix, Rite Aid, Safeway, SuperValu, Wal-Mart, Walgreens and Winn-Dixie.

As a result of our brand recognition, high-quality product, reliable service and compelling value proposition, we have long-term relationships with key national and regional retail accounts, many of which extend 20 years or more. Our solution requires no upfront investment from our retail partners and enables them to monetize typically unused retail space. Because our consumers make frequent visits to our retail partners’ locations to use our machines, the retailers benefit from incremental customer traffic and predictable commission revenue while incurring no labor, inventory or shrinkage expense. None of our retail partners accounted for more than 10% of our fiscal 2010 revenues, and our top 10 retail relationships accounted for less than 50% of our fiscal 2010 revenues.

We charge an average of $0.26 per gallon at our coin-operated water machines located outside of the retail location and $0.38 per gallon at our machines located inside, while the price of bottled water sold off the shelf in retail locations is often three or more times the price of our vended water. By filtering and dispensing water at the point of sale, we are able to avoid the costs of bottling, packaging, shipping and delivery, and the associated fuel costs. In addition, by eliminating packaging and removing the supply chain, vended water significantly reduces the environmental impact associated with other forms of bottled water.

We have focused in recent years on building a national organization and scalable platform designed to accommodate accelerated growth. In 2004 and 2005, we invested over $30 million in machine upgrades, incorporating state-of-the-art functionality and appearance enhancements for improved ease of use and brand recognition. From January 2008 through December 2010, we installed approximately 2,800 net new machines, representing a compound annual growth rate of 5.4%. Over that same time period, our same store sales growth has averaged 4.2%. In fiscal 2010, our machines vended approximately 345 million gallons of filtered drinking water. As of May 1, 2011, we owned and operated approximately 19,600 self-service vending machines installed throughout 42 states and Canada, which we believe represent approximately 60% of all industry units.

Outlook

Building on the foundation of our scalable organization and infrastructure, we believe we are poised to significantly accelerate our current growth trajectory and benefit from highly attractive industry dynamics, greater productivity from thousands of installed machines as they mature and significant capital investments over the last few years. In addition, we believe we have an unmatched national in-house platform with capacity to meet the growing demands of customers in our markets.

We plan to expand our installed base to pursue what we believe are a compelling unit economic model and significant location opportunities in new and existing channels and geographies. We have a large backlog of near-term and longer-term location opportunities. We plan to take advantage of these growth opportunities by leveraging our national service infrastructure and the broadest offering of state-of-the-art equipment in the industry. We believe there will be opportunities to increase retail pricing while maintaining our value positioning relative to other bottled water offerings. We also believe there is an additional opportunity to leverage our expertise in vending solutions, our retail partnerships and our in-house service infrastructure by expanding into attractive and growing business segments, including packaged ice and ready-to-drink beverages.

How We Assess the Performance of Our Business

In assessing the performance of our business, we consider a variety of operational and financial measures. The key measures for determining how our business is performing are revenues, same store sales, new machine placements, gross profit and cost of revenues and selling, general and administrative expenses.

The following table presents our revenues, same store sales growth, machines in operation at period end and net machines added for the periods presented.

	Fiscal Year Ended
	December 28,	January 3,	January 2,
	2008	2010	2011
	($ in thousands)

Revenues	$94,711	$103,803	$100,056
Same store sales growth	6.3%	6.5%	(0.3%)
Machines in operation at period end	17,179	18,267	19,074
Net machines added during period	906	1,088	807

Revenues

Our revenues consist primarily of sales of filtered drinking water to consumers through our proprietary, company owned, self-service water vending machines. Our machines are placed at retailers throughout North America and include many of the leading retailers across key segments, including food, drug, convenience and mass channels. We recognize revenue from the sale of our product at the point of purchase, when a consumer purchases our product from a vending machine. The gross retail purchase price is recognized as revenue, and the commissions paid by us to retailers are treated as operating expenses. In some retail stores, we also distribute for sale empty reusable bottles for use with our vending machines.

Same Store Sales

We calculate same store sales with reference only to sales of vended water in the United States and include a location in same store sales for two comparative periods if it has been in operation for the entirety of the two periods. Non-same store sales are all sales not included in same store sales. There may be variations in the way in which other companies calculate “same store” sales. As a result, data regarding our same store sales may not be comparable to similar data made available by other companies in our industry, particularly other companies that do not include a location in same store sales until that location has been in operation for a minimum launch period.

Measuring the change in period-over-period same store sales allows us to evaluate how our installed base is performing. We believe same store sales growth is an important indication of organic growth; over the past three years (fiscal 2008 through fiscal 2010), we have experienced average same store sales growth of 4.2%. Various factors affect same store sales, including:

•	consumer preferences, buying trends and overall economic trends;

•	the rate at which our existing and new machines mature;

•	weather, including the ambient temperature as compared to the historical averages;

•	changes in competition;

•	changes in pricing levels and average unit price;

•	the level of service that we provide to our machines; and

•	general consumer traffic at the retail locations at which our machines are installed.

In general, we expect the volume of sales of a machine to increase as its location matures. Typically the longer a machine is installed at a particular location and consumers develop familiarity with the location and the product, the volume of sales increases. With approximately 3,300 net new machines installed from January 2008 through April 2011, nearly all of these placed at unique locations, we believe that we are well positioned to grow our same store sales as these locations continue to mature. Importantly, same store sales can be affected by both improving the average vends per machine or through increasing the pricing per vend. We believe that the combination of our recently deployed locations maturing and the opportunity to increase retail pricing while maintaining our value positioning relative to other bottled water offerings positions us for long-term same store sales growth.

New Machine Placements

Placing machines in new locations is an important part of our growth strategy. We believe we are poised to significantly accelerate our current growth trajectory in large part through increasing the placement of machines in new locations. On a net basis, from January 2008 through April 2011, we have installed approximately 3,300 incremental machines. We have a large backlog of near-term and longer-term location opportunities. In fiscal year 2010, we entered into contracts that give us access to more than 10,000 new locations across several retail channels, including drug stores, dollar stores and other retailers. We are evaluating these potential locations carefully and cannot at this time predict how many machines we will install at these new locations. We plan to take advantage of these growth opportunities by leveraging our national service infrastructure and the broadest offering of state-of-the-art equipment in the industry.

Except for the loss of a single customer in fiscal 2010, accounting for approximately 550 machines, we have not historically experienced significant discontinuation of locations. Our retail relationships are generally long-term in nature and are typically evidenced by multi-year contracts. Additionally, unlike traditional retail operations, we have the ability to redeploy our machines should we decide to discontinue a location. This enables us to leverage our capital invested in a machine by relocating it to a more desirable location.

Gross Profit and Cost of Revenues

Gross profit equals our revenues minus our cost of revenues. Cost of revenues include commissions to retailers based on our revenues, the costs associated with servicing the water vending machines (such as wages and benefits for our in-house service professionals, vehicle expenses and fuel and filters and other consumable components of our machines) and depreciation and amortization. In general, we do not pay for water or electricity for our vending locations, as the commissions we pay our retail partners are intended to compensate them for these components.

We believe that we have the capacity to meet the growing demands of customers in our markets with our existing national in-house service platform. As we expand our machine placements, we expect our operating expenses to increase in the aggregate, but on a per machine basis, we expect to gain leverage with respect to servicing costs as we better utilize our existing national in-house platform.

Depreciation and Amortization

Depreciation and amortization expense represents primarily a combination of both depreciation associated with vending machines and their installation and amortization of prepaid contract rights. Vending machines are generally depreciated over 13 years while installation costs are depreciated over five years, which is the typical contractual period with retailers. In 2004 and 2005, we invested approximately $30 million upgrading our fleet of machines. This investment was depreciated over five years; accordingly, we experienced a sharp decline in depreciation expense in fiscal year 2010. In periods during which we are increasing deployment of machines, depreciation expense will generally increase.

Selling, General and Administrative Expenses

Our selling, general and administrative (“SG&A”) expenses consist primarily of wages, salaries and other employee benefits for our managerial, administrative and sales personnel and other overhead items. As we expand our machine placements we expect to leverage our existing SG&A cost basis. However, we do expect an increase in our administrative expenses as a result of the additional costs related to this offering and our subsequent status as a public reporting company. We estimate the annual incremental costs to operate as a public company to be between $1.0 million and $2.0 million.

Corporate Tax

As of January 2, 2011, we had net operating losses of approximately $58.8 million for federal income tax purposes and $16.8 million for California income tax purposes. These losses expire at various dates from 2011 through 2030. To the extent available, we intend to use any net operating loss carryforwards to reduce the federal and state income tax liabilities associated with our operations. See “Critical Accounting Policies — Valuation of Deferred Income Taxes” and Note 6 to the Consolidated Financial Statements for information concerning possible limitations on the use of net operating loss carryforwards.

Other Items Related to This Offering

We had deferred financing costs, net, of $4.4 million as of January 2, 2011. In connection with the repayment of a portion of our outstanding indebtedness with the proceeds of this offering as described under “Use of Proceeds,” we expect that we will recognize a non-cash charge in the quarter in which this offering is consummated of approximately $      million to reduce our deferred financing costs, net, assuming an initial public offering price of $      per share, the mid-point of the estimated range set forth on the cover of this prospectus.

In addition, in connection with this offering we expect to grant options to purchase      shares of our common stock to our executive officers and certain other employees with an exercise price equal to the initial public offering price. We anticipate that we will recognize approximately $      to $      million of stock-based compensation expense as a result of these grants, which will be recognized over the     -year vesting period applicable to these options.

As discussed above, we also estimate that we will incur annual incremental costs to operate as a public company of $1.0 million to $2.0 million.

Results of Operations

The following table sets forth our results of operations for the periods indicated:

	Fiscal Year Ended
	December 28,	January 3,	January 2,
	2008	2010	2011
	($ in thousands)

Revenues	$94,711	$103,803	$100,056
Cost of revenues:
Operating expenses	60,703	66,097	65,704
Depreciation and amortization	15,569	15,166	12,560

Total cost of revenues	76,272	81,263	78,264

Gross profit	18,439	22,540	21,792
Selling, general and administrative expenses	14,515	15,051	14,149

Income from operations	3,924	7,489	7,643
Other expenses (income):
Interest expense	8,583	8,406	8,578
Gain on early retirement of debt	(119)	—	—

Total other expense	8,464	8,406	8,578

Loss before income taxes	(4,540)	(917)	(935)
Income tax expense (benefit)	—	123	(35)

Net loss	$(4,540)	$(1,040)	$(900)

The following table sets forth our results of operations expressed as a percentage of revenues for the periods indicated:

	Fiscal Year Ended
	December 28,	January 3,	January 2
	2008	2010	2011

Revenues	100.0%	100.0%	100.0%
Cost of revenues:
Operating expenses	64.1	63.7	65.7
Depreciation and amortization	16.4	14.6	12.6

Total cost of revenues	80.5	78.3	78.2

Gross profit	19.5	21.7	21.8
Selling, general and administrative expenses	15.3	14.5	14.1

Income from operations	4.1	7.2	7.6
Other expenses (income):
Interest expense	9.1	8.1	8.6
Gain on early retirement of debt	(0.1)	—	—

Total other expense	8.9	8.1	8.6

Loss before income taxes	(4.8)	(0.9)	(0.9)
Income tax expense (benefit)	—	0.1	(0.0)

Net loss	(4.8%)	(1.0%)	(0.9%)

Comparison of Fiscal Year 2010 to Fiscal Year 2009

Revenues

Revenues decreased $3.7 million, or 3.6%, to $100.1 million in fiscal year 2010 from $103.8 million in fiscal year 2009, which included an additional 53rd week ended on January 3, 2010. The overall decrease in revenues resulted from abnormally cold temperatures throughout much of the United States, the relocation of approximately 550 machines attributed to the loss of a single customer and the 53rd week, which contributed $1.5 million in additional revenue in fiscal year 2009. The decrease in revenues was partially offset by 807 more machines on location in fiscal year 2010 compared to fiscal year 2009 and the maturing of newer machine placements. Same store sales decreased 0.3% in fiscal year 2010 compared to fiscal year 2009 for the reasons noted above. Same store sales were $85.1 million, or 85.1%, of $100.1 million revenues generated in fiscal year 2010.

Operating Expenses

Operating expenses decreased $0.4 million, or 0.6%, to $65.7 million in fiscal year 2010 from $66.1 million in fiscal year 2009. This decrease was the result of a 2.2% decrease in commissions as a result of a decrease in revenues offset by a 4.7% net increase in labor and benefits, replacement parts and fuel expenses to support the growth in machines. As a percentage of revenues, operating expenses increased 200 basis points to 65.7% in fiscal year 2010 from 63.7% in fiscal year 2009.

Depreciation and Amortization

Depreciation and amortization decreased $2.6 million, or 17.2%, to $12.6 million in fiscal year 2010 from $15.2 million in fiscal year 2009, as depreciation from new capital expenditures was less than the run-off of depreciation associated with significant investments in vending machines and machine upgrades during 2004 and 2005. Depreciation and amortization as a percentage of revenues decreased 200 basis points to 12.6% in fiscal year 2010 from 14.6% in fiscal year 2009.

Gross Profit

Gross profit decreased $0.7 million, or 3.3%, to $21.8 million in fiscal year 2010 from $22.5 million in fiscal year 2009. As a percentage of revenues, gross profit margin increased 10 basis points to 21.8% in fiscal year 2010 from 21.7% in fiscal year 2009, as a result of the above factors.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased $0.9 million, or 6.0%, to $14.1 million in fiscal year 2010 from $15.1 million in fiscal year 2009, primarily as the result of a reduction in incentive compensation expense. As a percentage of revenues, selling, general and administrative expenses decreased 40 basis points to 14.1% in fiscal year 2010 from 14.5% in fiscal year 2009.

Interest Expense

Interest expense increased by $0.2 million, or 2.0%, to $8.6 million in fiscal year 2010 from $8.4 million in fiscal year 2009. The increase was attributable to an increase in borrowing under the revolving credit facility and an increase in the interest rate paid from 3.0% to 4.0% effective July 2010.

Net Loss

Net loss improved by $0.1 million to a net loss of $0.9 million in fiscal year 2010 from a net loss of $1.0 million in fiscal year 2009 due to the factors discussed above.

Comparison of Fiscal Year 2009 to Fiscal Year 2008

Revenues

Revenues increased $9.1 million, or 9.6%, to $103.8 million in fiscal year 2009, which included an additional 53rd week ended on January 3, 2010, from $94.7 million in fiscal year 2008. The overall increase in revenues resulted from a greater number of machines on location and an increase in same store sales growth across existing locations. The 53rd week contributed $1.5 million in additional revenue in fiscal year 2009. Same store sales increased 6.5% in fiscal year 2009 compared to fiscal year 2008. Same store sales were $87.3 million, or 84.1%, of $103.8 million revenues generated in fiscal year 2009. We also installed 1,088 net new machines in fiscal year 2009.

Operating Expenses

Operating expenses increased $5.4 million, or 8.9%, to $66.1 million in fiscal year 2009 from $60.7 million in fiscal year 2008. The increase was the result of a 9.7% increase in commissions as a result of increased revenues and a 10.5% increase in labor and benefits and replacement parts to support the growth in machines. As a percentage of revenues, operating expenses decreased 40 basis points to 63.7% in fiscal year 2009 from 64.1% in fiscal year 2008.

Depreciation and Amortization

Depreciation and amortization decreased by $0.4 million, or 2.6%, to $15.2 million in fiscal year 2009 from $15.6 million in fiscal year 2008, as depreciation from new capital expenditures was less than the run-off of depreciation associated with prior investments in vending machines and machine upgrades. As a percentage of revenues, depreciation and amortization decreased 180 basis points to 14.6% for fiscal year 2009 as compared to 16.4% in fiscal year 2008.

Gross Profit

Gross profit increased $4.1 million, or 22.2%, to $22.5 million in fiscal year 2009 from $18.4 million in fiscal year 2008. As a percentage of revenues, gross profit margin increased 220 basis points to 21.7% in fiscal year 2009 from 19.5% in fiscal year 2008, as a result of the above factors.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $0.5 million, or 3.7%, to $15.1 million in fiscal year 2009 from $14.5 million in fiscal year 2008, which was primarily attributable to a 7.0% increase in labor and benefit costs. As a percentage of revenues, selling, general and administrative expenses decreased 80 basis points to 14.5% in fiscal year 2009 from 15.3% in fiscal year 2008 as a result of improved operating leverage.

Interest Expense

Interest expense decreased by $0.2 million, or 2.1%, to $8.4 million in fiscal year 2009 from $8.6 million in fiscal year 2008, which was attributable to lower average interest rates on the revolving credit facility offset by slightly higher outstanding balances.

Net Loss

Net loss improved by $3.5 million to a net loss of $1.0 million in fiscal year 2009 from a net loss of $4.5 million in fiscal year 2008 due to the factors discussed above.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We base these estimates and assumptions, which we believe to be valid and reasonable under the circumstances, upon historical experience, projected information, and existing, known circumstances. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, allowance for doubtful accounts, repair parts, valuation of goodwill, depreciable useful lives, valuation of long-lived assets and income taxes. Actual results could differ from these estimates. Specifically, management must make estimates in the following areas:

Revenue Recognition

We recognize revenue from the sale of our product at the point of purchase, which occurs when the customer vends the water and pays for the product. As it is impractical to visit all machines at the end of each reporting period, we estimate our revenue from the last time each machine was serviced until the end of the reporting period, based on the most current daily volume of each machine. For the years ended December 28, 2008, January 3, 2010 and January 2, 2011, we recorded approximately $2.6 million, $2.8 million and $2.9 million, respectively, of such estimated revenues, which for each year represents an average of approximately 12 days per machine.

Allowance for Doubtful Accounts

We record accounts receivable for revenues generated by non-coin machines. Such revenues are collected by the retailers and remitted to us. We provide a reserve against receivables for estimated losses that may result from a retailer’s inability to pay. We determine the amount of the reserve by analyzing uncollected accounts, aged receivables, historical losses and the retailer’s creditworthiness. Amounts later determined and specifically identified to be uncollectible are charged or written off against this reserve. Accounts receivable totaled $1.7 million and the allowance for doubtful accounts was $64,000 at January 2, 2011. This allowance is consistent with our historical amounts reserved.

Repair Parts

Repair parts are stated at cost (moving weighted average) and represent machine parts used to maintain vending machines in operation. Management reviews repair parts on a regular basis for excess, obsolete and impaired items based on estimated future usage. The likelihood of any material write-down is dependent on future machine repairs or new machine developments. Historically, we have not experienced material write-offs in repair parts due to our ability to use these parts in a variety of our vending machine models. Repair parts were valued at $3.4 million at January 2, 2011.

Valuation of Goodwill

In accordance with accounting guidance on goodwill, we perform an annual impairment analysis to assess the recoverability of goodwill on the last day of each fiscal year. Goodwill is considered to be impaired if it is determined that its carrying value exceeds its fair value. In addition to the annual impairment analysis, an interim analysis is required if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying value. Assessing the impairment of goodwill requires us to make assumptions and judgments regarding the fair value of our net assets. We estimate fair value using estimates of future cash flows, discount rates, growth rates, and other assumptions. We have completed our annual evaluation for the impairment of goodwill as of January 2, 2011 and have determined that no impairment existed as of that date. The net book value of goodwill totaled $7.1 million as of January 2, 2011.

Depreciable Useful Lives

We own all of the vending machines we operate. Property and equipment is recorded at cost and is depreciated using the straight-line method over the estimated useful lives of the asset. Vending equipment is estimated to have a useful life of 5 to 13 years and is generally depreciated to a 10% salvage value. We continually assess the useful lives of our vending equipment and other property and equipment for appropriateness. The salvage value is an estimate of the replacement value of the components expected to be recovered upon disposal of the machine. Costs associated with installing vending equipment are capitalized and depreciated over five years. Other equipment, furniture and fixtures have an estimated useful life of three to ten years. Leasehold improvements are given an estimated useful life of the shorter of its estimated life or the term of the lease. All maintenance, repair and refurbishment costs are charged to operations as incurred. Additions and major improvements are capitalized.

Valuation of Long-Lived Assets

Included in our long-lived assets are property and equipment and definite-lived intangible assets. Long-lived assets are reviewed for impairment when events or circumstances indicate that the carrying amount of an asset may not be recoverable. Factors that would indicate potential impairment may include, but are not limited to, significant decreases in the market value of the long-lived asset, a significant change in the long-lived assets’ physical condition, and operating or cash flow losses associated with the use of the long-lived asset. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future net cash flows, undiscounted and without interest, expected to be generated by the asset. An impairment loss would be recognized when the carrying amount of a long-lived asset or asset group is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset or asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group. Based on their similar characteristics and interchangeability at various locations, we evaluate our machines for impairment at the group level. In the fiscal years ended December 28, 2008, January 3, 2010, and January 2, 2011, there has been no impairment of long-lived assets recorded. At January 2, 2011, the net book value of identifiable intangible assets that are subject to amortization totaled $14,000 and the net book value of property and equipment totaled $45.3 million. Significant judgments and estimates by management are required to project cash flows and, if required, estimate the fair value of the long-lived assets. The estimated future cash flows are based upon, among other things, our strategic plans with regard to our business and operations; assumptions about expected future operating performance and the interpretation of current and future economic indicators. To the extent that the judgments used by us to calculate our future cash flows prove to be inaccurate or there are significant changes in market conditions, it is possible that our conclusions regarding long-lived asset impairment could change.

Valuation of Deferred Income Taxes

As of January 2, 2011, we had federal and California net operating loss carryforwards of $58.8 million and $16.8 million, respectively. Of the $58.8 million federal net operating loss carryforwards, $1.8 million will expire in 2012, and the remainder will expire at various dates from 2018 through 2030. The California net operating loss carryforwards will expire at various dates from 2011 through 2030. In addition, we have federal and California excess tax benefit carryovers of $9.8 million and $3.6 million, respectively, related to stock option deduction windfalls that can only be realized in additional paid-in capital to the extent they are used to reduce taxes paid. The alternative minimum tax credit does not have an expiration date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount more likely than not to be realized. The ability to utilize these assets depends on future taxable income, our ability to deduct tax loss carryforwards against future taxable income, the effectiveness of our tax planning strategies among the various tax jurisdictions in which we operate and any significant changes in the tax treatment received on our business combinations. We believe it is not more likely than not that our deferred tax assets will be realized and, therefore, we have recorded a valuation allowance on our net deferred tax assets as of January 2, 2011.

In the event that we were to determine that we are able to realize any of our deferred tax assets in the future, an adjustment to the valuation allowance would increase net income in the period such determination was made. We believe that the most significant uncertainty that will impact the determination of our valuation allowance will be our estimation of the extent and timing of future net income, if any. To the extent available, we intend to use any net operating loss carryforwards to reduce the federal and state income tax liabilities associated with our operations. However, if we do not achieve profitability prior to their expiration, we will not be able to fully utilize our net operating losses to offset income. Section 382 of the Internal Revenue Code of 1986, as amended, generally imposes an annual limitation on the amount of net operating loss carryforwards that may be used to offset taxable income when a corporation has undergone certain changes in stock ownership. Our ability to utilize net operating loss carryforwards may be limited, under this section or otherwise, by the issuance of common stock in this offering or by changes in stock ownership occurring prior to or following this offering. We have not completed an analysis of the effects of this offering or any such changes in stock ownership. To the extent our use of net operating loss carryforwards is significantly limited, our income could be subject to U.S. corporate income tax earlier than it would if we were able to use net operating loss carryforwards, which could result in lower profits.

Seasonality and Quarterly Results

Historically, we have recognized a somewhat larger share of our revenues in the second and third quarters of the year, driven by increased sales volume in the warm, dry summer months. Our revenues may be impacted by the effect of the weather. Specifically, in periods when the weather is warmer or there is less precipitation than usual, our revenues would likely increase, and in periods when the weather is colder or there is higher precipitation, our revenues would likely decline.

Our operating expenses and, therefore, our overall margins are also seasonally impacted; consequently, our overall operating income typically is higher in the second and third quarter and lower in the first and fourth quarters.

The following table sets forth our historical unaudited quarterly results of operations for our most recent four fiscal quarters. This information has been prepared on the same basis as our annual audited financial statements contained herein and includes all adjustments, consisting only of normal recurring adjustments that we considered necessary for a fair presentation of such periods.

	Fiscal Year 2010
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	($ in thousands, except per share data)

Revenues	$23,035	$25,449	$28,265	$23,307
Cost of revenues:
Operating expenses	15,717	16,414	17,977	15,596
Depreciation and amortization	3,347	3,157	3,004	3,052

Total cost of revenues	19,064	19,571	20,981	18,648

Gross profit	3,971	5,878	7,284	4,659
Selling, general and administrative expenses	3,681	3,770	3,577	3,121

Income from operations	290	2,108	3,707	1,538
Interest expense	2,112	2,112	2,160	2,194

Income (loss) before income taxes	(1,822)	(4)	1,547	(656)
Income tax expense (benefit)	61	6	(143)	41

Net income (loss)	$(1,883)	$(10)	$1,690	$(697)

Basic and diluted net income (loss) per share:
Basic net income (loss) per share:	$(0.69)	$(0.00)	$0.62	$(0.26)

Weighted average shares used in calculation	2,714,873	2,715,209	2,718,548	2,718,861
Diluted net income (loss) per share:	$(0.69)	$(0.00)	$0.60	$(0.26)

Weighted average shares used in calculation	2,714,873	2,715,209	2,807,070	2,718,861

Liquidity and Capital Resources

Our cash requirements have principally been for working capital and capital expenditures. Our working capital requirements generally reflect the growth in our business and its seasonality. Historically, we have funded our working capital and our capital investments (primarily vending equipment and their installation) from cash flows provided by our operating activities, borrowings available under our revolving credit and long-term debt.

We believe that, based on our current business plan, the proceeds of this offering, our cash and cash equivalents on hand, cash from operations and borrowings available to us under our revolving credit facility, we will be able to meet our capital expenditure requirements and liquidity needs for the foreseeable future. We may require additional capital to meet our longer term liquidity and future growth requirements. Although we believe that we have adequate sources of liquidity, future weakening of economic conditions could adversely affect our business and liquidity. In addition, continued instability in the capital markets could adversely affect our ability to obtain additional capital to grow our business and would affect the cost and terms of such capital.

Cash Flows

The following table shows the components of our cash flows used in and provided by operating, investing and financing activities for the periods presented:

	Fiscal Year Ended
	December 28,	January 3,	January 2,
	2008	2010	2011
	($ in thousands)

Net cash provided by operating activities	$8,139	$14,748	$10,097
Net cash used in investing activities	(10,919)	(11,997)	(12,688)
Net cash provided by (used in) financing activities	2,933	(2,314)	2,571

Net increase (decrease) in cash and cash equivalents	$153	$437	$(20)

Cash Provided by Operating Activities

Operating activities consist primarily of net loss adjusted for certain non-cash items, primarily depreciation and amortization and stock-based compensation. In addition, operating cash flows include the effect of changes in operating assets and liabilities, principally payments for prepaid contract rights and other prepaid expenses, repair parts, account receivable and other assets, accounts payable, accrued commissions and accrued liabilities.

Cash provided by operating activities decreased by $4.7 million to $10.1 million in fiscal year 2010, as compared to 2009, primarily due to lower revenues for the year combined with added operating costs to support new machine growth.

Cash provided by operating activities increased by $6.6 million to $14.7 million in fiscal year 2009, as compared to 2008, primarily due to higher revenues for the year and increases in accounts payables, accrued liabilities and commissions.

Cash Used in Investing Activities

Cash flows used in investing activities increased by $0.7 million to $12.7 million as compared to fiscal year 2009, as a result of additional capital expenditures for vending equipment and machinery and its associated installation cost to serve our increasing placement demand.

Cash flows used in investing activities increased by $1.1 million to $12.0 million in fiscal year 2009 as compared to fiscal year 2008, as a result of additional capital expenditures for vending equipment and machinery and its associated installation cost to serve our increasing placement demand.

Cash Provided by (Used in) Financing Activities

Cash flows provided by financing activities increased by $4.9 million from a use of $2.3 million in fiscal year 2009 to cash provided of $2.6 million in fiscal year 2010 primarily as a result of increased borrowing to support capital equipment expenditures in light of lower cash provided by operating activities.

Cash flows (used in) financing activities increased by $5.2 million from cash provided of $2.9 million in fiscal year 2008 to cash used of $2.3 million in fiscal year 2009. Cash financing requirements, specifically borrowing from the revolving line of credit, decreased as a result of lower dividend payments of $1.3 million in fiscal year 2009 as compared to fiscal year 2008 and increased cash from operating activities due to the higher revenue levels in fiscal year 2009.

Indebtedness

Long-Term Debt. Long-term debt consists of $87.6 million of 9.0625% Junior Subordinated Debentures, which mature on January 31, 2028 but may be redeemed at our option at any time at 100% of their principal amount plus any accrued but unpaid interest. Interest on the Junior Subordinated Debentures accrues at an annual rate of 9.0625% and is payable monthly in arrears. The Junior Subordinated Debentures were issued in January 1998 to Glacier Water Trust I (the “Trust”), a newly created Delaware business trust and a wholly owned subsidiary of the Company. Concurrent with this transaction, the Trust completed a public offering of 3,400,000 of 9.0625% Cumulative Trust Preferred Securities with a liquidation amount of $25.00 per security (the “Trust Preferred Securities”). The Trust exists for the sole purpose of issuing Trust Preferred Securities and purchasing Junior Subordinated Debentures issued by the Company.

We hold 105,154 shares of the Trust’s common securities and 145,922 shares of Trust Preferred Securities as of January 2, 2011. Because of our ownership of the common securities of the Trust and of Trust Preferred Securities, if the Junior Subordinated Debentures were redeemed in full and the Trust were liquidated, we would receive $6.3 million upon liquidation of the Trust. Accordingly, the outstanding principal amount of Junior Subordinated Debentures, net of those in which we have beneficial interest, is $81.4 million as of January 2, 2011.

As indicated under “Use of Proceeds,” we intend to redeem $      principal amount of Junior Subordinated Debentures (or $           principal amount if the underwriters exercise their over-allotment option in full) with the proceeds of this offering.

Revolving Credit Facility. We have a revolving credit line agreement with City National Bank (“CNB”), which as of December 22, 2009, provided for total availability of $33.0 million through expiration in July of 2010, and interest of prime plus between (0.25%) and 0.75% depending on certain covenant ratios. Through 2009 and until July 17, 2010 the rate remained at the CNB prime rate less 0.25% (3.00% per annum).

The CNB revolving credit line agreement was modified on April 8, 2010 and again on December 10, 2010. The April modification extended the expiration date from July 17, 2010 to July 1, 2012 and changed the monthly interest calculation beginning July 18, 2010 to prime plus between 0.25% and 1.00% depending on certain covenant ratios, but with a floor of no less than 4.00%, which has been the effective rate on the line through the balance of 2010. The modification also added an annual loan fee of approximately 0.5% of the available balance of the credit facility and a principal reduction of the loan availability amount of $1.5 million per quarter beginning in January of 2011 through July of 2012. In December of 2010, the loan was modified to increase the availability on the line to $40.0 million through the end of June 2011 and to suspend the scheduled principal reductions to start instead in July of 2011. Certain other standard covenants were modified as well.

As of January 2, 2011, there was $31.2 million outstanding on this credit facility, with availability of $8.8 million.

In April 2011, the CNB revolving credit line agreement was modified to remove the principal reductions called for in the April 2010 modification, which will leave the availability on the line at $40.0 million through the end of June 2012, at which date the loan is due. In the event we are not able to obtain equity financing to pay down the balance of the revolver to the levels in the April 2010 modification by the end of August 2011, CNB retains the right to syndicate our revolving line with other banks, which would then potentially result in a re-pricing of the applicable interest rate, fees and covenants based on the syndicate partners’ requirements. As indicated under “Use of Proceeds,” we intend to repay $      (or $      if the underwriters exercise their over-allotment option in full) of our borrowings under this line with the proceeds of this offering.

We have initiated discussions with potential lenders concerning a new revolving credit facility to replace our current revolving credit facility.

The current revolving credit facility contains various conditions for extensions of credit and certain financial and other restrictive covenants. The covenants include computations based on a rolling four quarter basis, including minimum EBITDA requirements, maximum capital expenditures and maximum dividend payments. In addition, there are covenants prohibiting us from redeeming our Junior Subordinated Debentures or incurring any additional debt other than ordinary trade debt. We are currently in compliance with all applicable covenants.

Quantitative and Qualitative Disclosures About Market Risk

For fixed rate debt, interest rate changes affect the fair value of financial instruments but do not impact earnings or cash flows. Conversely, for floating rate debt, interest rate changes generally do not affect the fair market value but do impact future earnings and cash flows, assuming other factors are held constant. The recorded carrying amounts of cash and cash equivalents approximate fair value due to their short maturities.

We are exposed to market risk related to changes in interest rates on borrowings under our current revolving credit facility. Our current credit facility bears interest based on the bank prime rate, plus an applicable margin. To quantify our exposure to interest rate risk, a 100 basis point increase in interest rates would have increased interest expense for the fiscal years 2008, 2009, and 2010 by approximately $232,000, $263,000 and $289,000, respectively. Actual changes in interest rates may differ materially from the hypothetical assumptions used in computing this exposure.

Contractual Commitments

We are obligated to make payments under specific contractual obligations and commitments. We have no minimum annual purchase requirements under any agreement with any of our vendors. A summary of these contractual obligations and commitments as of January 2, 2011 is as follows:

	Payment due by period
	Less Than			More Than
	1 Year	1-3 Years	3-5 Years	5 Years	Total
	(in thousands)

Operating leases	$902	$878	$867	$—	$2,647
Line of credit	—	31,153	—	—	31,153
Long-term debt(1)	—	—	—	87,629	87,629

Total	$902	$32,031	$867	$87,629	$121,429

(1)	We have a beneficial interest in $6.3 million of our long-term debt. See Notes 1(h) and 3(a) to the Consolidated Financial Statements.

We are also obligated to make commission payments to retailers based on a percentage of vending machine revenues. We are unable to determine the amount of these future payments due to the fact that they are based on future revenues.

Off-Balance Sheet Arrangements

Our only “off-balance sheet” obligations are for operating leases that are disclosed in the notes to our consolidated financial statements.

New Accounting Pronouncements

In December 2009, the FASB issued authoritative guidance for consolidations and improvements to financial reporting by enterprises involved with a VIE. The authoritative guidance revises the test for determining the primary beneficiary of a VIE from a primarily quantitative risks and rewards calculation based on the VIE’s expected losses and expected residual returns to a primarily qualitative analysis based on identifying the party or related-party group (if any) with (a) the power to direct the activities that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE. The authoritative guidance requires kick-out rights and participating rights to be ignored in evaluating whether a variable interest holder meets the power criterion unless those rights are unilaterally exercisable by a single party or related-party group. The authoritative guidance also revises the criteria for determining whether fees paid by an entity to a decision maker or another service provider are a variable interest in the entity and revises the previous guidance scope characteristic that identifies an entity as a VIE if the equity-at-risk investors as a group do not have the right to control the entity through their equity interests to address the impact of kick-out rights and participating rights on the analysis. Finally, the authoritative guidance adds a new requirement to reconsider whether an entity is a VIE if the holders of the equity investment at risk as a group lose the power, through the rights of those interests, to direct the activities that most significantly impact the VIE’s economic performance, and requires a company to reassess on an ongoing basis whether it is deemed to be the primary beneficiary of a VIE. We adopted this authoritative guidance for the year ended January 2, 2011, which did not have a material impact on our consolidated financial statements.

In October 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements. ASU 2009-13 amends FASB ASC Subtopic 605-25, Revenue Recognition — Multiple-Element Arrangements, to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price (“VSOE”) or third-party evidence of selling price (“TPE”) before an entity can recognize the portion of the overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE or TPE for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 209-13. Additionally, the new guidance will require entities to disclose more information about their multiple-element revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered in to or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. We expect that the adoption of ASU 2009-13 in 2011 will not have a material impact on our consolidated financial statements.

In December 2010, the FASB issued ASU 2010-28, Intangibles — Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts, a consensus of the FASB Emerging Issues Task Force. ASU 2010-28 modifies step 1 of the goodwill impairment test under ASC Topic 350 for reporting units with zero or negative carrying amounts to require an entity to perform step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are adverse qualitative factors, including the examples provided in ASC paragraph 350-20-35-30, in determining whether an interim goodwill impairment test between annual test dates is necessary. The ASU allows an entity to use either the equity or enterprise valuation premise to determine the carrying amounts of a reporting unit. ASU 2010-28 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. We expect that the adoption of ASU 2010-28 in 2011 will not have a material impact on our consolidated financial statements.

Impact of Inflation

The primary inflationary factors affecting our operation include labor and other operating expenses. We do not believe that inflation has materially affected earnings during the past three years. Substantial increases in costs and expenses could have a significant impact on our operating results to the extent that such increases cannot be passed on through retail price increases for vended water sold to consumers.

BUSINESS

Company Overview

We own and operate the largest network of filtered drinking water vending machines in the United States and Canada, with approximately 19,600 machines in place at food, drug, convenience, mass and other major retailers as of May 1, 2011. Our machines apply a five-step, state-of-the-art filtration process that removes particles and impurities to produce high-quality, great-tasting drinking water that is dispensed by our machines into one-gallon or five-gallon containers provided by the customer. This business model eliminates the bottling and distribution infrastructure required to deliver traditional bottled water, thereby significantly reducing cost and the adverse environmental impact. We believe continued growth in our market will be driven by these factors, and by the perceived health benefits and growing concerns about the taste and quality of municipal tap water that we believe are driving increased demand for bottled water generally.

Our extensive network of self-service coin-operated and non-coin-operated water vending machines is supported by our in-house national field service organization, the only one in the industry, providing our retail partners with compelling commission streams and incremental customer traffic. We have a highly diversified retail partner base consisting of food, drug, convenience, mass and other retailers. Among our retail partners are Circle K, CVS, Family Dollar, H-E-B, Kroger, Publix, Rite Aid, Safeway, SuperValu, Wal-Mart, Walgreens and Winn-Dixie.

In fiscal 2010, our machines vended approximately 345 million gallons of filtered drinking water. As of May 1, 2011, we own and operate approximately 19,600 self-service vending machines in 42 states and Canada, which we believe represent approximately 60% of all industry units. We believe we have an unmatched in-house national service platform, with capacity to meet the growing demands of both retailers and consumers in our markets.

By filtering and dispensing water at the point of sale, we are able to avoid the costs of bottling, packaging, shipping and delivery and associated fuel costs. This results in substantial savings to the consumer. We charge an average of $0.28 per gallon, while the price of bottled water sold off the shelf in retail locations is often three or more times the price of our vended water. In addition, by eliminating packaging and removing the supply chain, vended water significantly reduces the environmental impact associated with other forms of bottled water. Most consumers of our vended water use their own refillable containers, although in many cases the retail outlets where the self-service vending machines are located also sell empty reusable containers.

Inside our vending machines, impurities in the water are greatly reduced through a combination of micron filtration, reverse osmosis, carbon absorption and ultraviolet disinfection. A simple, hassle-free interface dispenses the filtered water within seconds, providing water of a quality equal to alternative bottled water without the plastic waste of individual bottles.

We have long-term relationships with key national and regional retail accounts as a result of our brand recognition, high-quality product, reliable service and compelling value proposition. Our solution requires no upfront investment from our retail partners and enables them to monetize typically unused retail space. Because our consumers make frequent visits to our retail partners’ locations to use our machines, the retailers benefit from incremental customer traffic and predictable commission revenue while incurring no labor, inventory or shrinkage expense. We have a diverse retail partner base and long-standing relationships across many major retail channels, as evidenced by our high retention rates with prominent food, drug, convenience, mass and other major retailers. Nine of our top ten retail partners in terms of revenue have placed our machines at their stores for over two decades.

Our machines are serviced by our in-house team of highly trained technicians, generally on a weekly or bi-weekly basis, to ensure that consistent quality standards are met; apart from this scheduled maintenance and service, our machines require little attention. Our technicians use handheld computers that provide us with real-time data from the machines to facilitate proper and timely maintenance, as well as providing us with valuable unit performance information.

Our origins date back to the founding of our predecessor, Bottle Water Vending, Inc., in 1983. In 2001, Brian McInerney, a former executive of Honeywell International, joined us as our chief executive officer and Charles Norris, the former President of McKesson Water Products, which was a leading provider of bottled water sold through retail stores and home and office delivery, joined us as chairman. Our management team has driven growth principally by adding self-service vending machines to existing and new geographic areas and with new retail partners, as well as through the successful completion and integration of three acquisitions in the past 10 years.

We have a strong commitment to growth and over the past five years we have focused on building a national organization and infrastructure to provide a scalable platform which can support this growth. In 2004 and 2005, we invested over $30 million in machine upgrades, incorporating state-of-the-art functionality and appearance enhancements for improved ease of use and brand recognition. From January 2008 through December 2010, we installed approximately 2,800 net new machines, representing a compound annual growth rate of 5.4%. We believe we are now poised to benefit from highly attractive industry dynamics as well as the maturation of our upgraded and newly installed machines.

We believe that our value proposition in the vended water market will help us compete effectively in the vended ice market as well. We recently began testing self-service ice vending machines, and have deployed approximately 100 of these machines as of May 1, 2011. We believe that our placement of ice vending machines will contribute to our brand awareness and future growth in both the vended water and the vended ice businesses.

Industry Background

The bottled water market, including vended water, has grown from approximately 4.4 billion gallons sold in 1999 to approximately 8.5 billion gallons sold in 2009, representing a compounded annual growth rate of 6.7%, according to the Beverage Marketing Corporation. The bottled water market in the United States, which in 2009 totaled approximately $10.6 billion at wholesale, consists of three primary segments: domestic non-sparkling, domestic sparkling and imported water. We operate in the domestic non-sparkling water segment, which represented approximately 96% of the total market in terms of gallons sold and approximately 90% of the total market in terms of wholesale dollar sales in 2009.

Domestic non-sparkling water is distributed through three principal channels: packaged water sold off-the-shelf in retail locations, packaged water delivered to homes and offices, and water sold through vending machines. Like filtered water sold off-the-shelf or through delivery services, vended water is processed using advanced filtration methods, including reverse osmosis. Although generally equivalent in quality, vended water is sold at a substantially lower price than off-the-shelf and delivered water. This is possible, in part, because vended water eliminates the costs of bottling and packaging (since consumers provide their own, reusable, containers) and the fuel-intensive costs of shipping or delivery. Vended water dollar sales and gallonage have increased for five consecutive years, including growing from approximately 584 million gallons in 2004 to 757 million gallons in 2009, representing a compound annual growth rate of 5.3%. Vended water accounted for approximately 9.0% of total bottled water volume in 2009, and we believe it is poised for accelerated growth.

We are the leading brand sold in the domestic vended water market segment, with approximately 19,600 machines as of May 1, 2011, which we believe represent 60% of all industry units. We have accomplished this by providing a compelling value proposition to both retailer partners and consumers.

We believe that consumers’ preference toward bottled water continues to grow as bottled water has become accepted on a mainstream basis. While it is difficult to quantify bottled water consumption in all of its forms, according to an April 2010 report by independent market analyst Datamonitor, the U.S. bottled water market generated retail revenues of $17.1 billion in 2009. In addition, per capita consumption of bottled water in the U.S. has increased from 23.2 gallons in 2004 to 27.6 gallons in 2009 and is projected to reach 29.5 gallons in 2014. This per capita consumption remains significantly less than in Europe and Mexico, which we believe indicates there is significant room for continued growth in domestic consumption of bottled water. We believe that the following trends have contributed to the increasing demand for bottled water:

•	Emphasis on Health and Wellness. As part of a desire to live a healthier lifestyle, we believe U.S. consumers are increasingly focused on increasing their water consumption and drinking water as a substitute for high caloric beverages, carbonated soft drinks and beverages containing artificial sweeteners.

•	Concerns Regarding Taste and Quality of Municipal Tap Water. Many consumers purchase bottled water not only due to better taste, but also because of concerns regarding municipal tap water quality. Municipal tap water is typically surface water that is treated centrally and pumped to homes. In this process, contaminants may dissolve into the water through municipal or household pipes, adversely impacting taste and quality. Although our vended water is derived from municipal tap water, as is most other bottled water, it is highly filtered through our state-of-the-art five-step advanced filtration system, which consistently ensures high-quality, great-tasting water.

Vended water benefits from these trends, but it is particularly poised to benefit from the following additional dynamics:

•	Growing Preference for Value. We believe the recent growth in vended water reflects, in part, consumers’ growing preference for more affordable, high-quality bottled water alternatives. Our vended water presents an extremely strong value proposition, with the cost to the consumer a small fraction of the cost of comparable bottled water sold in other formats. We believe this to be of great and increasing advantage in the current economic climate of heightened price sensitivity and decreased emphasis on conspicuous consumption, which is evidenced by the growth in private label share of the bottled water market. By significantly reducing the packaging and delivery costs inherent in the supply chain, vended water typically retails for $0.20-$0.49 per gallon (averaging $0.28), compared with $1.00-$1.50 per gallon or more for pre-packaged water and multipacks. Vended water’s cost advantage stems principally from its “disruptive” technology, eliminating packaging costs and the costly and inefficient traditional supply chain of direct store delivery or warehouse distribution. We believe that this advantage will grow as oil prices rise, increasing both the cost of plastics and transportation.

•	Increasing Demand for Products with Lower Environmental Impact. We believe consumers are increasingly favoring products with a lower environmental impact, with a “reduce, reuse, recycle” mindset becoming a common driver of consumer behavior. Areas of concern include products’ packaging materials and carbon footprint, the crude oil used in production and distribution and the impact on landfills when packaging is disposed of. Most single-serve PET water bottles are produced using fossil fuels and contribute to landfill waste, since only 28% of PET bottles are recycled, according to a November 2009 Environmental Protection Agency report. Additionally, according to a December 2008 report by Mintel International Group Limited, the incidence of people who do not drink single-serve PET bottled water because of environmental concerns nearly doubled from 18% in 2007 to 35% in 2008. Governmental legislation also reflects these concerns with the passage of “bottle bills” in many jurisdictions that tax the purchase of plastic water bottles, require deposits with the purchase of certain plastic bottles, prohibit the use of government funds to purchase plastic water bottles and ban certain plastic bottles from landfills. All of these initiatives continue to encourage consumers to migrate from disposable containers to reusable solutions. Consumers have adopted more environmentally conscious behavior in recent years, with studies by GfK Roper Consulting and the MIT Sloan Management Review indicating that a growing number of Americans are making purchase decisions based on product labeling indicating environmental benefits.

•	Favorable Demographics. Vended water’s cost advantage is especially attractive in areas with lower-income or fixed-income (including senior) populations. Vended water has also been historically well-accepted in U.S. Hispanic and Asian-American communities. The senior, Hispanic and Asian populations are among the fastest-growing population segments in the U.S. Also, as noted above, consumers who favor products with a lower environmental impact are, we believe, a rapidly growing and important demographic.

•	Growing Interest in Self-Service Solutions. We have noted increased consumer interest in and acceptance of the consumer self-service experience, which is evidenced by the growing popularity of self-service check-outs and the use of self-service machines for purposes such as movie rentals and coin redemption.

Our Competitive Strengths

We believe our competitive strengths include the following:

Leading Market Position in Vended Water

We are the market leader in vended water with approximately 19,600 vending machines as of May 1, 2011, which we believe represent approximately 60% of all U.S. self-service water vending machines. We vended approximately 345 million gallons of filtered drinking water in fiscal year 2010. With an established presence in 42 states and Canada, we are the only company in this market with a national platform, supported by a national service force of our own skilled technicians and a national operational and managerial infrastructure. We believe that this existing platform is readily scalable and would be able to support significantly more than our current level of business.

We have been in the vended water business for more than 25 years. Our predecessor commenced operations in 1983. In 1997, we acquired the vended water business of McKesson Water Products, which had been a pioneer of the business in the 1960s.

Compelling Consumer Benefits

We benefit not only from factors which lead consumers to increase their consumption of bottled water, but also from factors which lead consumers to do so at lower prices and in a more environmentally friendly way. These converging factors have contributed and are likely to continue to contribute to accelerated growth in the market for bottled water and, more specifically, the market for vended water. As discussed above, these factors include the following:

•	Emphasis on Health and Wellness

•	Concerns Regarding Taste and Quality of Municipal Tap Water

•	Growing Preference for Value

•	Increasing Demand for Products with Lower Environmental Impact

•	Favorable Demographics

•	Growing Interest in Self-Service Solutions

Strong Strategic and Financial Value Proposition for Retailers

Our vending machines require no upfront investment from our retail partners and enable them to monetize typically unused retail space. Retailers also benefit from the recurring foot traffic and highly predictable commission revenue from our machines. Our machines drive frequent and continuing traffic to our retail partners’ stores and, we believe, enhance customer loyalty to the stores while requiring no upfront investment by the retailer.

We enable retailers to provide value to their customers and, at the same time, to satisfy customers’ preferences for “green” solutions while leveraging the retailers’ corporate sustainability initiatives and goals. Our vended water systems permit retailers to promote the “green” aspects of our product: less use of fossil fuel and less plastic waste.

Our machines also benefit retailers by providing to them a source of filtered water for their own purposes, such as misting produce and use in in-store bakeries.

Extensive Retail Relationships

Our strong brand and reputation for quality and value with retailers nationwide is a key element of our competitive advantage in the field and is evidenced by our strong long-standing relationships with major retailers. These relationships have been built over time by consistently delivering attractive, well-functioning machines, a responsive in-house national service force and intelligent data-gathering.

We participate in multiple retail channels, with more than 4,500 retail partners as of March 31, 2011. Although many of our retail partners are food retailers, we have recently increased our business in emerging retail channels, including drug, convenience, mass and other major retailers. Among the retailers with whom we have existing relationships are Circle K, CVS, Family Dollar, H-E-B, Kroger, Publix, Rite Aid, Safeway, SuperValu, Wal-Mart, Walgreens and Winn-Dixie. We have long-standing relationships of 20 years or more with many of our significant retail partners.

Superior Service through Our In-House National Field Service Organization

We are committed to providing the best customer service in our industry and maintain an in-house service organization rather than outsourcing this critical component of our business. We pride ourselves on our outstanding reputation for service, which we believe to be a principal competitive factor in maintaining and building our relationships with retail partners and consumers. We believe it would be difficult to replicate a field service organization that has the breadth and experience of our in-house platform.

Our service technicians are all employed and trained directly by us and are located throughout the United States and Canada, organized around multiple regional offices. This is the largest in-house national field service team in our industry. Our team is reliable and highly responsive. Their frequent visits to machines (generally on a weekly or bi-weekly basis) ensure a high level of operation and minimal downtime.

All of our technicians receive a comprehensive course of in-house and on-site training on our systems, including our management information systems. This common training experience and knowledge base enables us to effectively communicate and implement technological advances throughout our team, enhancing its ability to inspect, monitor and report most effectively.

The composition of our service team is stable, which translates into continuity of service to retailers.

Modern Units and Advanced Technology

In 2004 and 2005, we made over $30 million of investments in our machines to improve functionality, appearance and ease of use, while strengthening their durability and increasing their useful lives. In addition, we have expertise in money handling and counting, and leverage our technology to insure proper chain of custody and accuracy. Our coin-operated machines are capable of accepting many forms of payment, including bills, credit cards and prepaid cards.

All of our service technicians are furnished with handheld computers with full communications functionality, which offer us real-time data-gathering capability on a nationwide basis. This real-time data allows us to respond quickly to sales information we receive from the machines. Our advanced technology platform will enable us to support a business with significantly more volume.

Scalable National Platform

Our centralized management, in-house national field service organization and robust technology are highly scalable as our business grows. We are currently assembling machines to fill orders to place machines in new locations and we have substantial additional growth opportunities in the near-term. We have the capacity to satisfy these growth opportunities with limited incremental capital expenditures in infrastructure.

Broad Range of Products

We offer the widest range of vending machines in our industry, including coin-operated outdoor water machines, non-coin indoor water machines with varying footprints, coin-operated water vending kiosks and ice vending machines. We believe the flexibility provided by our product range makes us more attractive to potential retail partners than our competitors.

Highly Experienced Management Team with Proven Execution Capabilities

We are led by a proven management team with the experience and ability to execute on new opportunities, grow existing relationships and successfully integrate acquisitions. Our chairman, chief executive officer and chief operating officer have worked together as a team for over 10 years and collectively have more than 75 years of experience in the consumer products business, including more than 50 years of collective experience in the water business. During this 10-year period, they have successfully identified, acquired and integrated three other vended water companies. The management team leads a group of experienced regional managers and dedicated field service personnel, and they are guided by an experienced board of directors. In addition, our Chairman, Charles Norris, is the former President of McKesson Water Products, and other members of our board have significant experience in both the water industry and other consumer product companies.

Our Growth Strategy

We have a strong commitment to growth and over the past five years we have focused on building a national organization and infrastructure to provide a scalable platform which can support this commitment. We believe we are now at an inflection point at which we can achieve this accelerated growth by pursuing the following strategies:

Increase Penetration in Emerging Retail Channels

We believe that our product offerings will allow us to expand significantly by targeting underserved retail channels, including gas stations, convenience stores, dollar stores, drug stores, natural food markets, warehouse chains and home improvement centers. Approximately 30% of our machines are currently located in these retail channels, and we believe that our strong value proposition will allow us to successfully increase penetration, particularly among retailers that emphasize value to consumers. In fiscal year 2010, we entered into contracts that give us access to more than 10,000 new locations across several of these channels, including drug stores, dollar stores and other retailers. We are evaluating these potential locations carefully and cannot at this time predict how many machines we will install at these new locations.

Increase Business with Food Retailers

We currently serve approximately 10,000 of approximately 60,000 food retailers in the United States. We intend to pursue increased business within this established channel by working to increase the business generated by our installed base as well as by adding machines at new locations.

Capture Economics from Maturing Machines

In general, we expect the volume of sales of a machine to increase as its location matures. Typically the longer a machine is installed at a particular location and consumers develop familiarity with the location and the product, the volume of sales increases. With approximately 3,300 net new machines installed from January 2008 through April 2011, nearly all of these placed at unique locations, we believe that we are well positioned to grow our same store sales as these locations continue to mature. Importantly, same store sales can be affected by both improving the average vends per machine or through increasing the pricing per vend. We believe that the combination of our recently deployed locations maturing and the opportunity to increase retail pricing while maintaining our value positioning relative to other bottled water offerings positions us for long-term same store sales growth.

Expand into New Geographic Regions

Although we have a nationwide presence, our machines are currently located in zip codes representing only 45% of the United States population. We believe our water vending machines are underrepresented at retailers in the Midwest, Southeast and Northeast regions of the United States. We believe that technological improvements in our machines and new product options offered by us will enable us to increase our penetration in these regions.

As of January 2, 2011, our machines were distributed across the United States and Canada as follows:

Region	Number of Machines

West	10,339
South	6,023
Midwest	2,140
Northeast	123
Canada	449

Total	19,074

Expand into Selected International Markets

We believe that we have the ability to profitably expand into markets outside the United States, either directly or by partnering with local operators, particularly in countries where there is greater concern over the quality of unfiltered water. Per capita consumption is greater in many countries than in the United States, and in many of these countries the demand for the kind of value we provide is even stronger than in the United States.

We have established a strategic relationship with a partner in Mexico, and we believe similar arrangements could be used to expand in additional international markets.

Expand Our Recently Introduced Self-Service Ice Business

We recently began testing ice vending machines, and have deployed approximately 100 of these machines as of May 1, 2011. These ice vending machines, which we purchase from unrelated manufacturers, dispense 7 to 10 pound bags of ice, which is made and bagged in the machine. These machines have the ability to produce and bag upwards of 1,000 pounds of ice per day. Bags of ice are generally priced from $1.50 to $2.25.

We believe that ice represents a significant opportunity for us, as it is a large and highly fragmented industry with no leading national producers. We believe that our placement of ice vending machines will contribute to our brand awareness and future growth in both the vended water and the vended ice businesses. These machines provide consumers with high-quality ice, an easy to use consumer interface and enhanced convenience, and they present retail partners with the same strong value proposition presented to them by our water vending machines. We believe that our ice offering will be attractive to retailers who do not currently sell ice and that it has the potential to compete effectively, on both a cost and convenience basis, with ice produced by retailers in-store and with delivered ice. The addition of the ice machines also increases our geographic density and maximizes the efficient utilization of our field service personnel, who will service both water and ice machines.

Pursue Other Marketing and Product Initiatives

We believe we have significant opportunities to leverage our national platform and reliable workforce to offer other environmentally friendly, economical, convenient and healthy solutions to our retail partners. We intend to further develop our marketing efforts and to consider other product offerings, which could include the dispensing of flavor or other additives to our vended water or the dispensing of ready-to-drink water-based beverages.

Pursue Strategic Investment and Acquisition Opportunities

We believe that opportunities exist to grow through selective investments and acquisitions, including acquisitions of smaller, self-service vended water companies, or ice businesses and other product offerings. We intend to pursue strategic investments and acquisitions that may enhance our geographic presence or relationships with retail partners.

Water Vending Machines

As of May 1, 2011, we operate approximately 19,600 water vending machines, approximately 15,300 of which are coin-operated water vending machines, designed for outdoor locations, and approximately 4,300 of which are non-coin-operated water vending machines designed for indoor locations. All of our Glacier Water machines are designed and built by us, using interchangeable filtration parts to simplify maintenance.

Coin-operated vending machines are generally placed outside retail stores, and the retail stores are paid a percentage of sales as a commission. The average price paid by the consumer for water vended from these machines is $0.26 per gallon. Our coin-operated machines are capable of accepting many forms of payment including dollar bills, credit cards and prepaid cards.

Non-coin vending machines are generally placed inside retail stores, and the consumer pays for the vended water at check-out directly to the retailer. The retailer then keeps a percentage of sales generated as a commission and remits the remainder to us. The average price paid by the consumer for water vended from these machines is $0.38 per gallon. Retailers have the option to offer empty water bottles for sale next to the machines. Indoor machines are located inside the retailer’s retail selling footprint. We offer to retailers a variety of indoor machines with different footprints in order to provide retailers flexibility in determining how many linear feet of space to devote to the machines. In many cases, these indoor machines provide filtered water for the retailer’s use for misting produce and other store purposes.

We generally place our outdoor and in-store water vending machines on the premises of food and other retailer locations. We provide the machines and typically pay for installation costs, while the retailer typically provides and pays for the required municipally supplied water and for the electricity to operate the machines. If for any reason we believe that a machine has been placed in an undesirable location, we can easily redeploy the machine to an alternative location.

In addition to our core indoor and outdoor water machines on retailers’ premises, as of May 1, 2011 we operate 50 coin-operated water vending kiosks with larger capacities than those of individual outdoor machines. These kiosks are generally located on rented space in parking lots. In those situations, we generally pay a fixed monthly rental and for the electricity and water and retain 100% of all revenues collected.

In almost all cases, we (rather than the retailer) control retail pricing, which we review on an ongoing basis. Because our vended water product has substantial cost advantages and currently a substantial retail price advantage over other forms of bottled water, we have the potential to selectively or generally increase our prices. We have tested and will continue to test price increases to determine their effect on sales in order to determine the optimal price level at various locations.

Filtration Process

Our machines are designed with a state-of-the-art filtration system which is similar to the filtration that occurs in large-scale processing plants of other bottled water companies. Our machines improve the taste and quality of local water sources through a sophisticated five-step process utilizing the following systems:

•	activated carbon filtration, which reduces chlorine, odors and tastes;

•	micron filtration, which reduces dirt, rust and other particles;

•	reverse osmosis, which reduces salts and other impurities;

•	post-carbon filtration, which improves taste; and

•	ultraviolet disinfection, which ensures safe, high-quality drinking water.

Ice Vending Machines

We offer ice vending machines, which produce, bag and dispense 7 to 10 pound bags of ice. These machines have the ability to produce and bag upwards of 1,000 pounds of ice per day. Bags of ice are generally priced from $1.50 to $2.25. These machines are manufactured by unrelated companies. We are currently in the testing phase with these machines and have deployed approximately 100 of them as of May 1, 2011.

Retail Partners

Among the retailers with whom we have long-standing relationships are: Circle K, CVS, Family Dollar, H-E-B, Kroger, Publix, Rite Aid, Safeway, SuperValu, Wal-Mart, Walgreens and Winn-Dixie. We have long-standing relationships of 20 years or more with many of our significant retail partners. We believe that these relationships are a result of our brand recognition, product and service quality and growing same-store sales. We participate in multiple retail channels, with more than 4,500 retail partners as of March 31, 2011. None of our retail partners accounted for more than 10% of our 2010 revenues, and our top 10 retail relationships accounted for less than 50% of our 2010 revenues.

Most of our arrangements with our retail partners are evidenced by written contracts which have terms that generally range from three to five years and contain termination clauses as well as automatic renewal clauses. During the term of these agreements, we have the exclusive right to provide water vending machines at specified locations.

Site Selection

The placement of our water vending machines at retail locations is based on a thorough review of each site. Included in the site review is an analysis of the surrounding trade area in order to determine the neighborhood demographics, the level of overall retail activity, the level of direct competition and the proximity of the site to other water vending machines operated by us. We also review each site in order to ensure high visibility and easy access for the consumer, along with appropriate access to the retailer’s water supply and power source. Upon completion of this review, we make a determination as to the viability of the location and whether a single machine or multiple machines are required at the time of initial installation. With large retail chains, we generally place machines at most of the chains’ locations as part of our business agreements.

We create economies of scale in our operations by clustering machines in close proximity to one another within the geographic areas served, in order to provide cost-effective, frequent service. Using our advanced technology and real-time data gathering capability, we monitor and evaluate demand for our product at each location. This allows us to continue to evaluate demand for our product at each location, to evaluate the productivity of our machines and relocate machines as necessary to optimize their productivity on an on-going basis.

As we expand, we believe that we will be able to create greater economies of scale and efficiencies as our penetration becomes denser, which will permit an individual service technician to cover more machines with less travel time.

Sales to Retail Partners

We have both national and regional sales personnel who actively pursue relationships with new and existing retail partners. Our sales personnel work closely with retailers to arrange for prompt installation of our machines and coordination between the retailers and our service personnel.

Consumer Marketing

Our primary marketing vehicle is our water vending machine and the billboard effect it creates. As part of our site selection process, we continually test the market, often using marketing and promotional programs to help accelerate machine sales and productivity while monitoring consumer behavior at each location. Our consumer marketing strategy highlights the core benefits to consumers, which we believe are superior value and reduced environmental impact compared to other forms of bottled water, to help build brand awareness and increase consumer sales. The modular construction of our water vending machines also facilitates the potential addition of peripherals, which could enable us to provide electronic promotions, coupons or advertising. As we expand into new geographic areas and deploy additional machines at existing locations, we expect to develop additional consumer marketing initiatives.

Our Service Force

Our service team is currently organized into 10 geographic divisions. All of our service technicians undergo a comprehensive course of in-house and on-site training. We believe that it would be difficult for a competitor to replicate our in-house service capability.

All of our machines are serviced by our own service technicians on a regularly scheduled basis, often weekly but generally no less frequently than bi-weekly. At their regularly scheduled service calls, our technicians collect cash from all coin-operated machines, perform component testing and preventative maintenance, download operating data through their hand-held computers and transmit that data to our central office. In addition, our technicians respond to unscheduled service requests, which may be generated electronically from the machines themselves through a “phone home” capability or by consumers or retail partners.

We believe that our field service team has the necessary skills to service other machines as we grow, including any expansion into ice vending and ready-to-drink beverage vending and that this will provide positive leverage and operating efficiency.

Assembly

We assemble our water vending machines at our Vista, California facility. The assembly process involves installing replaceable panels and component parts on frames built to last for many years. Individual filters and other processing components are generally sourced by us from multiple suppliers. We have long-term relationships with many of our suppliers.

Competition

We compete with bottled water, with other vended water providers and with household water filtration systems and devices. We compete on two levels — both at the retailer and consumer level.

Bottled water is generally significantly more expensive than our vended water, and it has a significantly greater impact on the environment. On average, the price to the consumer for our vended water is $0.28 per gallon, while the average price per gallon for other bottled water is typically three or more times the price.

We believe that our water is comparable in taste and quality to other bottled water and is, therefore, of a substantially better value. In addition, our water is environmentally friendlier than bottled water, with lower environmental impact in terms of fossil fuel usage (both for the manufacture of bottles and for transportation) and in terms of plastic waste. At the retailer level, we believe we offer advantages as well. We believe that retailers’ margins on our water are higher than their typical margins on bottled water, and the presence of one or more of our machines at the retailer’s premises should enable the retailer to reduce valuable shelf space devoted to bottled water in favor of stocking higher margin products.

None of our competitors in the vended water business combine our national presence and in-house national field service organization. With the exception of the Culligan vended water business (now owned by

Primo Water Corporation), which has a nationwide presence but not an in-house service force, our competitors in the vended water market are primarily small to medium-sized operators. We compete with other vended water producers at the consumer level on the basis of our prime retail locations and on our greater consumer visibility as a result of our leading market share and nationwide presence. These factors are also a basis of competition at the retailer level. On the retailer level, we also compete on the basis of what we believe to be superior customer service on a national and regional level and, for larger retailers, the advantages of dealing with a national company and the breadth of our product offerings.

We also compete with household water filtration systems. We compete in this market on the basis of water taste and quality. Our water is more comprehensively treated than water produced by under-the-sink or faucet filters, which typically have only one level of treatment, usually simple carbon filtration.

Our ice business competes with other ice vending machines and other retail ice sales. At a consumer level, we compete in this market on the basis of cost and quality. At a retailer level, we compete on those bases, as well as on the basis that our ice provides an opportunity to retailers to earn revenues without any inventory or labor costs and in less valuable parts of the retail footprint.

We may also be deemed to compete with other beverages, including carbonated and non-carbonated soft drinks, juices, sport and energy drinks, coffee and tea.

Intellectual Property

The trade name and trademarks “Glacier Water” and “Glacier Water & Penguin Design” used by us contain the word “Glacier,” which is commonly used and has been registered in connection with other marks and designs by a number of other entities for water and related services. The mark “Glacier Water,” by itself, is considered by the United States Patent and Trademark Office to be generic in relation to water and related services. We believe that no party can claim exclusive rights to “Glacier Water,” and we may only claim rights to stylized forms of the mark or the mark with design elements. We can, however, give no assurance that other entities might now assert superior or exclusive rights to the marks and seek to obtain damages from the injunctive relief against us. Therefore, there can be no assurance that our use of the trade name and trademarks “Glacier Water” and “Glacier Water & Penguin Design” will not violate the proprietary rights of others, which could result in a material adverse effect on us.

We also use the trade names and registered trademarks “Bi-Eau Pure,” “Clear Choice” in Canada, and the trade name and registered trademark “Water Island” in select locations in the United States.

Government Regulation

The water vending industry is subject to various federal, state and local laws and regulations, which require us, among other things, to obtain licenses for our business and water vending machines, to pay annual license and inspection fees, to comply with certain detailed design and quality standards regarding the vending machines and the vended water and to continuously control the quality of the vended water. Our water vending machines are subject to routine and random regulatory quality inspections.

Our vending machines are certified by the National Automatic Merchandising Association (“NAMA”). The NAMA “Standard for the Sanitary Design and Construction of Food and Beverage Vending Machines” is a standard governing the sanitary design and construction of food and beverage vending machines and related dispensing equipment and incorporates the requirements of the Model Food Code of the Food and Drug Administration.

Employees

As of March 31, 2011, we had 419 employees, including 36 in assembly, 64 in warehousing, administration and sales and 319 in operations. We hire temporary employees as demand requires. Our employees are not represented by a labor union, and we have not experienced any work stoppages. We believe that our employee relations are good.

Facilities

We lease approximately 46,000 square feet of executive offices and warehouse space in Vista, California (near San Diego) for our corporate offices and principal assembly operations with a lease that expires on December 31, 2015. We also lease various other facilities for area service centers. These leases range in size from approximately 1,200 square feet to 20,200 square feet and expire on various dates from September 30, 2011 through May 31, 2016. Our facilities provide adequate space for our current and future needs, and we expect no difficulty in renewing our principal leases.

Legal Proceedings

From time to time, claims are made against us in the ordinary course of business. As of the date of this prospectus, we are not a party to any legal proceeding that is likely to have a material impact on the results of our operations or financial condition.

MANAGEMENT

The table below shows information about our executive officers and directors as of May 1, 2011.

Name	Position	Age

Brian H. McInerney	President, Chief Executive Officer and Director	43
Steven L. Murphy	Senior Vice President and Chief Operating Officer	62
Steven D. Stringer	Vice President, Chief Financial Officer and Secretary	54
Luz E. Gonzales	Vice President, Human Resources	58
Brian T. Nakagawa	Vice President, Technology and Information Systems	57
Kenneth W. Sumner, Sr.	Vice President, Sales	70
Charles A. Norris	Chairman of the Board	65
William A. Armstrong	Director	69
William G. Bell	Director	64
Richard A. Kayne	Director	66
Peter H. Neuwirth	Director	72
Heidi E. Yodowitz	Director	57

Set forth below is a brief description of the business experience of our executive officers and directors.

Executive Officers

Brian H. McInerney

Mr. McInerney joined the Company in May 2001 as the President and Chief Executive Officer. Prior to joining the Company, Mr. McInerney was the Vice President, Worldwide Autolite Products for Honeywell International (previously AlliedSignal), a manufacturing company. Mr. McInerney joined AlliedSignal in 1997 and served in various marketing management positions. Mr. McInerney began his marketing career at Nabisco, a diversified food company. Prior thereto, he served at KPMG, an accounting firm, as a financial auditor.

Steven L. Murphy

Mr. Murphy joined the Company in October 2000 as Senior Vice President and Chief Operating Officer. From 1994 to 2000 Mr. Murphy was Vice President, Operations and then Vice President, Finance and Chief Financial Officer for World Wide Parts and Accessories Company (WORLDPAC), a major importer and distributor of replacement parts for imported cars and light trucks. From 1977 to 1994, Mr. Murphy served in various roles including Vice President, General Manager for IMPAC Imported Parts and Accessories Corporation.

Steven D. Stringer

Mr. Stringer joined the Company in August 2007 as Chief Financial Officer. Prior to joining the Company, Mr. Stringer served as the Vice President, Finance and Administration of ENCAD, a subsidiary of Eastman Kodak, from 2001 to 2006. From 1994 to 2001, Mr. Stringer served in various roles for software and technology companies, including as vice president and chief financial officer.

Luz E. Gonzales

Ms. Gonzales joined the Company in February 1995 as Vice President of Human Resources. From 1981 to February 1995, Ms. Gonzales was Corporate Director of Human Resources for Southwest Water Company, a water utility and wastewater management company. Prior thereto, Ms. Gonzales served at American Isuzu Motors, an automotive manufacturer, as a Human Resources Manager.

Brian T. Nakagawa

Mr. Nakagawa has served as Vice President, Technology and Information Systems since February 1996, after joining the Company as Director of Technology and Information Systems in June 1995. Prior to joining the Company, Mr. Nakagawa was the owner of New Frontier Technologies, an information systems consulting company.

Kenneth W. Sumner, Sr.

Mr. Sumner joined the Company in February 2002 as Vice President, Sales upon the Company’s acquisition of Pure Fill Corporation, a vended water company. Mr. Sumner was the President of Pure Fill Corporation from February 1999 through February 2002. From December 1997 to February 1999, Mr. Sumner was General Manager of National Water Services, a subsidiary of Pure Fill Corporation. From 1985 through 1996, Mr. Sumner held various positions with Coca-Cola bottling plants in Kentucky and Virginia.

Directors

Charles A. Norris

Mr. Norris has served as Chairman of the Board since June 2001. Mr. Norris is the retired President of McKesson Water Products Company, a bottled water company and wholly-owned subsidiary of McKesson Corporation, where he served as President from 1990 until he retired in October 2000. From 1981 to 1990, Mr. Norris served as President of Deer Park Spring Water Company (now a subsidiary of Nestle Waters North America) and served in various operational executive positions with Nestle in both Switzerland and the United States from 1973 to 1985. Mr. Norris is a past Chairman of the International Bottled Water Association.

William A. Armstrong

Mr. Armstrong has been a director of the Company since January 2002. Mr. Armstrong is the retired Vice President, Administration for McKesson Corporation, a health care services and technology company, where he served in various positions from 1972 to June 2002.

William G. Bell

Mr. Bell has been a director of the Company since January 2002. Mr. Bell serves on the Board of Directors of Aqua Filter Fresh, Inc., Mountain Valley Spring Water LLC, Tyler Mountain Water Company and Deep Rock Water and was past Chairman of the International Bottled Water Association. Previously, Mr. Bell held various management positions at Polar Water Company, including General Manager and Northern Region Director, before his departure in 1980 to found Aqua Filter Fresh, Inc.

Richard A. Kayne

Mr. Kayne has been a director of the Company since March 1995. Mr. Kayne served as Chairman of the Board from September 1999 to June 2001. Mr. Kayne co-founded Kayne Anderson Investment Management, Inc. in 1984. Mr. Kayne currently serves as Chairman of Kayne Anderson Capital Advisors, L.P., an investment management firm.

Peter H. Neuwirth

Mr. Neuwirth has been a director of the Company since January 2000 and has served as Vice Chairman of the Board since October 2000. Mr. Neuwirth currently serves as Chairman of the Board of Advanced Engine Management, Inc., a manufacturer of high-performance automotive systems, and has held that position since 1997. Mr. Neuwirth served as President of IMPAC Imported Parts and Accessories Company, Inc., a major importer and distributor of replacement parts for imported cars and light trucks to the specialist repair industry from 1979 to 1995. Mr. Neuwirth currently serves on the advisory board of the UCLA Neurosurgery Department.

Heidi E. Yodowitz

Ms. Yodowitz has been a director of the Company since February 2003. Ms. Yodowitz recently retired from her role as Senior Vice President of Finance for McKesson Corporation, a health care services and technology company, where she served in various financial positions since 1990. Previously, she served at Deloitte and Touche, an accounting firm, as a senior manager in the audit group. Ms. Yodowitz is currently the CFO for Turning Point Asset Management, an investment management firm specializing in the acquisition and resolution of residential mortgages across the United States. She also provides financial consulting services on a periodic basis.

Board of Directors

Our board of directors currently consists of seven directors. Nominees for director are elected for a term of one year.

Director Independence

Upon the closing of this offering, our common stock will be listed on the NASDAQ Global Market. Under the applicable NASDAQ listing standards, independent directors must comprise a majority of a listed company’s board of directors within a specified period following the closing of its initial public offering. In addition, NASDAQ’s rules require that, subject to specific exceptions, each member of a listed company’s audit committee and those members of the board of directors determining executive compensation and director nominations be independent. Audit committee members also must satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934. Under the NASDAQ rules, a director will qualify as an “independent director” only if, in the opinion of the company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In order to be considered independent for purposes of Rule 10A-3 under the Securities Exchange Act of 1934, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (i) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or (ii) be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has determined that each of our directors, other than Messrs. Kayne and McInerney, is an independent director under the listing standards of the NASDAQ Stock Market.

Board Committees

The board of directors has a standing audit committee, a standing compensation committee and a standing nominating/corporate governance committee.

Audit Committee

The audit committee is responsible, among its other duties and responsibilities, for overseeing our accounting and financial reporting processes, the audits of our financial statements, the qualifications and independence of our independent registered public accounting firm and our compliance with legal and regulatory requirements. The audit committee reviews and assesses the qualitative aspects of our financial reporting, our processes to manage business and financial risk, and our compliance with significant applicable legal, ethical and regulatory requirements. The audit committee, in carrying out its oversight responsibilities and functions, oversees our independent auditors’ engagement, duties, compensation and performance; reviews with our independent auditors the scope of audits and our accounting principles, policies and practices; reviews with our independent auditors and management our audited annual financial statements; and reviews, approves and ratifies (if appropriate) related party transactions. The members of our audit committee are Ms. Yodowitz, Mr. Bell and Mr. Neuwirth.

The board of directors has determined that Ms. Yodowitz is an “audit committee financial expert,” as that term is defined under applicable SEC rules. Our board of directors has determined that each member of our audit committee is independent under the listing standards of the NASDAQ Stock Market and each member of our audit committee is independent pursuant to Rule 10A-3 of the Securities Exchange Act of 1934. Our Board of Directors has determined that all members of the audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NASDAQ Stock Market.

Compensation Committee

The compensation committee is responsible, among its other duties and responsibilities, for monitoring our compensation practices and policies, establishing the compensation and benefits of our officers, monitoring compensation arrangements applicable to our officers in light of their performance, effectiveness and other relevant considerations, assisting in the Company’s compliance with the regulations of the SEC regarding executive compensation and administering our equity incentive plans. The members of our compensation committee are Mr. Armstrong, Mr. Neuwirth and Ms. Yodowitz. Our board of directors has determined that the composition of our compensation committee meets the independence requirements of the applicable listing standards of the NASDAQ Stock Market.

Nominating/Corporate Governance Committee

The nominating/corporate governance committee is responsible for recommending candidates for election to the board of directors. The committee is also responsible, among its other duties and responsibilities, for making recommendations to the board of directors or otherwise acting with respect to corporate governance policies and practices, including board size and membership qualifications; identifying individuals qualified with such criteria and selecting the director nominees; determining committee structure and membership; developing succession plans for our board of directors and officers; recommending action to our board of directors upon any vacancies on the board; facilitating the annual evaluation of the performance of our board of directors and its committees; and communicating with stockholders, including for the establishment and communication of a method for stockholders to recommend potential director nominees for the committee’s consideration and recommending to our board of directors other actions relating to our board of directors, its members and committees. The members of our nominating/corporate governance committee are Mr. Armstrong and Mr. Norris. Our board of directors has determined that the composition of our nominating/corporate governance committee meets the independence requirements of the NASDAQ Stock Market required for director nominations.

Compensation Committee Interlocks and Insider Participation

Upon the closing of this offering, our compensation committee will consist of Mr. Armstrong, Mr. Neuwirth and Ms. Yodowitz. During fiscal year 2010, Mr. Armstrong, Mr. Neuwirth and Ms. Yodowitz served on our compensation committee. None of the members of our current compensation committee or our compensation committee during fiscal year 2010 is or has at any time been an officer or employee of ours. None of our officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity other than the Company that has one or more officers who served on our board of directors or compensation committee during fiscal year 2010.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our (1) chief executive officer (Brian H. McInerney), (2) chief financial officer (Steven D. Stringer) and (3) three most highly compensated officers other than our chief executive officer and chief financial officer (collectively, our “named executive officers” or “NEOs”) should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current considerations, expectations and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation programs that we adopt may differ materially from current or planned programs as summarized in this discussion.

Introduction

Our compensation discussion and analysis describes the objectives of our compensation program and the material elements of compensation earned by our named executive officers with respect to fiscal 2010. As we gain experience as a public company, we expect that the specific direction, emphasis and elements of our executive compensation program will continue to evolve. For fiscal 2010, the material elements of compensation consisted of base salary and an annual cash incentive bonus, with the relative value of these elements determined based on job role and financial performance. While we have previously granted long-term incentive awards, we did not grant any long-term incentive awards to the NEOs during fiscal 2010.

Compensation Objectives

The objective of our compensation program is to provide competitive levels of compensation and benefits to our executive officers, including our NEOs, to meet our goals of attracting, retaining and motivating highly skilled management, which is necessary to achieve our financial and strategic objectives and create long-term value for our stockholders. Accordingly, our executive compensation program is designed to establish a strong, explicit link between annual and long-term incentives and the achievement of company performance goals. Our executive compensation program is intended to align the interests of our named executive officers with the creation of stockholder value through the use of incentive pay programs, which provide competitive compensation and mirror company performance.

Compensation Determination Process

Our compensation committee has the responsibility for determining the compensation of our named executive officers. In making compensation decisions, our compensation committee has relied on the assistance of our Chief Executive Officer in preparing performance evaluations of the other NEOs and of our Chief Financial Officer in evaluating the financial, accounting and tax implications of various compensation awards paid to the NEOs. However, our Chief Executive Officer and Chief Financial Officer do not recommend or determine the amounts or types of compensation paid to the NEOs. Our Chief Executive Officer and certain of our other executive officers may attend compensation committee meetings, as requested by the chairman of the compensation committee, to provide the compensation committee with information regarding the Company’s operational performance, financial performance or other topics requested by the compensation committee to assist the compensation committee in making its compensation decisions. Our executive officers do not attend any portion of the compensation committee meetings during which their compensation is determined and approved.

In setting compensation, the compensation committee considers a variety of factors, including, in addition to the objectives of the executive compensation program listed above, the competitive market for corresponding positions within comparable geographic areas and companies of similar size and stage of development. The competitive market information is based on survey data compiled by our human resources department. While the compensation committee does not undertake a formal benchmarking process, it does review the survey data to evaluate whether our compensation policies are in line with the survey data.

The amount of past compensation, including annual bonus awards and amounts realizable from our long-term incentive programs, is generally not a significant factor in the compensation committee’s determinations, because these awards would have been earned based on performance in prior years. The compensation committee does, however, consider prior awards when considering the retention aspects of our compensation program.

Elements of Our Executive Compensation Program

The principal elements of our executive compensation program for 2010 were base salary and an annual cash incentive bonus program. While we have previously granted long-term incentive awards, we did not grant any long-term incentive awards to our NEOs during fiscal 2010. As further discussed below, each of these compensation elements satisfies one or more of our compensation objectives.

While the compensation committee has not adopted policies with respect to the allocation between long-term and currently paid out compensation or cash versus non-cash compensation (or among different forms of non-cash compensation), the compensation committee will continue to evaluate its compensation program to ensure that it provides for a meaningful amount of equity ownership by our NEOs to help align their interests with those of our stockholders. For instance, in connection with this offering, we intend to adopt a Stock Incentive Plan which will allow for the grant of stock options, restricted shares, restricted stock units and other equity-based awards to participants in the plan, including each of the NEOs. The compensation committee believes that this new equity plan will further align the interests of our NEOs with those of our stockholders.

Base Salary

We believe that a competitive base salary is an important component of compensation as it provides a degree of financial stability for our NEOs and is critical to recruiting and retaining our NEOs. Base salary is also designed to recognize the scope of responsibilities placed on each NEO and reward each NEO for his or her unique leadership skills, management experience and contributions. On an annual basis, our compensation committee reviews and evaluates for adjustment the base salaries of our NEOs based on the scope of an NEO’s responsibilities, individual contribution, prior experience and sustained performance. For fiscal 2010, annual base salaries for the NEOs increased, on average, by 4.3%.

Annual Cash Incentive Bonuses

Annual cash incentive bonuses provide a reward for the achievement of corporate strategic, operational and financial objectives. Our annual cash incentive bonuses are designed to motivate executives to achieve superior performance in their areas of responsibility.

The annual cash incentive bonus opportunity for executive officers is tied to the attainment of the Company’s target earnings before interest, taxes, depreciation and amortization adjusted by adding back non-cash stock compensation expenses and certain significant non-budgeted expenses (“Adjusted EBITDA”). For fiscal 2010, the target Adjusted EBITDA performance goal equaled $22.6 million.

The annual cash incentive bonus opportunity equals a percentage of the participant’s annual base salary. Meeting the target Adjusted EBITDA performance goal qualifies participants for 100% of the bonus opportunity. NEOs may also receive a threshold payout equal to 50% of their bonus target for achieving 90% of target Adjusted EBITDA and a maximum payout equal to 200% of their bonus target for achieving 130% of target Adjusted EBITDA.

For fiscal 2010, the compensation committee determined that the Company achieved 90% of its target Adjusted EBITDA performance goal. The table below sets forth the bonus payouts to be made in 2011 to each of the named executive officers based upon fiscal 2010 performance:

Named Executive Officer	Calculated Bonus Payout

Brian H. McInerney	$83,750
Steven L. Murphy	51,600
Steven D. Stringer	30,000
Kenneth W. Sumner, Sr.	19,000
Luz E. Gonzales	22,650

Long-Term Incentives

We adopted long-term incentive programs for executive officers of the Company in 2004 and 2007. The long-term incentive programs were three-year programs intended to compensate key executives based on obtaining certain financial performance relating to revenues and earnings before interest, taxes and depreciation by the end of each three-year term. Compensation from the long-term incentive programs rewards achievement of strategic long-term objectives and contributes toward overall stockholder value. In addition, the vesting feature of our long-term incentive programs contributes to retention by providing an incentive to our NEOs to remain with the Company during the vesting period. We did not grant any long-term incentive awards during fiscal 2010. As noted above and discussed further below, in connection with this offering, we intend to adopt a Stock Incentive Plan which will allow for the grant of stock options, restricted shares, restricted stock units and other equity-based awards to participants in the plan, including each of the NEOs.

Stock Incentive Plan

The Stock Incentive Plan, which will become effective upon the closing of this offering, provides for the grant of incentive stock options, non-statutory stock options, restricted stock awards and other stock-based awards. Upon effectiveness of the plan, the number of shares of our common stock that will be reserved for issuance under the Stock Incentive Plan will be the sum of (i)           shares of common stock and (ii) the number of shares of our common stock subject to outstanding awards under our 1994 Stock Compensation Program, that expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased by us. In addition, our Stock Incentive Plan contains an “evergreen” provision that allows for an annual increase in the number of shares available for issuance under our Stock Incentive Plan on the first day of fiscal 2012, 2013 and 2014. The annual increase shall be equal to the lesser of (a)           shares of common stock, (b)     % of the number of shares of our common stock outstanding on the first day of the fiscal year and (c) an amount determined by our board of directors.

Our employees, officers, directors, consultants and advisors are eligible to receive awards under the Stock Incentive Plan; however, incentive stock options may only be granted to our employees. No more than           shares of common stock may be issued pursuant to incentive stock options under the Stock Incentive Plan. The maximum number of shares of our common stock with respect to which awards may be granted to any participant under the plan is           shares per calendar year.

In accordance with the terms of the Stock Incentive Plan, our board of directors has authorized our compensation committee to administer the plan. Pursuant to the terms of the Stock Incentive Plan, our compensation committee will select the recipients of awards and determine:

•	the number of shares of our common stock covered by options and the dates upon which the options become exercisable;

•	the exercise price of options;

•	the duration of options; and

•	the number of shares of our common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards, including conditions for repurchase, issue price and repurchase price.

If our board of directors delegates authority to an executive officer to grant awards under the Stock Incentive Plan, the executive officer has the power to make awards to all of our employees, except executive officers. Our board of directors will fix the terms of the awards to be granted by such executive officer, including the exercise price of such awards, and the maximum number of shares subject to awards that such executive officer may make.

Upon a merger or other reorganization event, our board of directors may, in its sole discretion, take any one or more of the following actions pursuant to the Stock Incentive Plan as to some or all outstanding awards other than restricted stock (except to the extent specifically provided otherwise in an applicable award agreement or another agreement between us and a plan participant):

•	provide that all outstanding awards shall be assumed or substituted by the successor corporation;

•	upon written notice to a participant, provide that all of the participant’s unexercised options or awards will terminate immediately prior to the consummation of such transaction unless exercised by the participant;

•	provide that outstanding awards shall become exercisable, realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the reorganization event;

•	in the event of a reorganization event pursuant to which holders of shares of our common stock will receive a cash payment for each share surrendered in the reorganization event, make or provide for a cash payment to the participants with respect to each award held by a participant equal to (a) the number of shares of common stock subject to the vested portion of the award (after giving effect to any acceleration of vesting that occurs upon or immediately prior to such reorganization event) multiplied by (b) the excess, if any, of (i) the cash payment for each share surrendered in the reorganization event over (ii) the exercise, measurement or purchase price of such award and any applicable tax withholdings, in exchange for the termination of such awards; and

•	provide that, in connection with a liquidation or dissolution, awards convert into the right to receive liquidation proceeds.

In the case of certain restricted stock units, no assumption or substitution shall be permitted and the restricted stock units shall instead be settled in accordance with the terms of the applicable restricted stock unit agreement.

Upon the occurrence of a reorganization event other than a liquidation or dissolution, the repurchase and other rights with respect to outstanding restricted stock shall continue for the benefit of the successor company and shall, unless the board of directors may otherwise determine, apply to the cash, securities or other property into which shares of our common stock are converted pursuant to the reorganization event; provided that our board of directors may provide for termination or deemed satisfaction of such repurchase or other rights under the instrument evidencing any restricted stock or any other agreement between us and a plan participant. Upon the occurrence of a reorganization event involving a liquidation or dissolution, all conditions on each outstanding restricted stock award will automatically be deemed terminated or satisfied, unless otherwise provided in the agreement evidencing the restricted stock award.

No award may be granted under the Stock Incentive Plan on or after          . Our board of directors may amend, suspend or terminate the Stock Incentive Plan at any time, except that stockholder approval may be required if necessary to comply with applicable law or stock market requirements.

Perquisites and Other Benefits

As a general matter, we do not offer perquisites or other benefits to any of our NEOs with an aggregate value in excess of $10,000 annually, because we believe we can provide better incentives for desired performance with compensation in the forms described above. We recognize that, from time to time, it may be appropriate to provide some perquisites or other benefits in order to attract, motivate and retain our NEOs, with any such decision to be reviewed and approved by the compensation committee as needed.

Our NEOs are eligible to participate in standard employee benefit plans, including medical, dental, vision, life, 401(k), and any other employee benefit or insurance plans made available to employees.

Employment Agreements and Severance and Change in Control Benefits

We believe that a strong, experienced management team is essential to the best interests of the Company and our stockholders. We recognize that the possibility of a change in control could arise and that such a possibility could result in the departure or distraction of members of the management team to the detriment of the Company and our stockholders.

We do not currently have employment or change in control agreements with any of our NEOs but we intend to enter into employment agreements with certain of our NEOs in connection with this offering, and we expect those agreements to provide severance benefits if the employee’s employment is terminated without cause or generally in connection with a change in control.

Fiscal 2010 Executive Compensation Tables

Fiscal 2010 Summary Compensation Table

The following table sets forth the total compensation paid to our NEOs for fiscal 2010.

				Non-Equity
	Fiscal			Incentive Plan	All Other	Total
Name and Principal Position	Year	Salary	Bonus	Compensation(1)	Compensation	Compensation

Brian H. McInerney	2010	$347,914	$—	$83,750	$2,908	$434,572
President and Chief Executive Officer
Steven L. Murphy	2010	258,472	—	51,600	—	310,072
Senior Vice President and Chief Operating Officer
Steven D. Stringer	2010	200,257	—	30,000	—	230,257
Vice President and Chief Financial Officer
Kenneth W. Sumner, Sr.	2010	152,322	9,375	19,000	8,400	189,097
Vice President, Sales
Luz E. Gonzales	2010	151,358	—	22,650	4,293	178,301
Vice President, Human Resources

(1)	The amounts included in the “Non-Equity Incentive Plan Compensation” column reflect cash awards under our annual cash bonus program to be paid to the NEOs in fiscal 2011 with respect to fiscal 2010 performance. Please see the Compensation Discussion and Analysis for further information regarding the annual cash bonus program.

Fiscal 2010 Grants of Plan-Based Awards Table

	Estimated Future Payouts Under
	Non-Equity Incentive Plan Awards(1)
Name	Threshold	Target	Maximum

Brian H. McInerney	$83,750	$167,500	$335,000
Steven L. Murphy	51,600	103,200	206,400
Steven D. Stringer	30,000	60,000	120,000
Kenneth W. Sumner, Sr.	19,000	38,000	76,000
Luz E. Gonzales	22,650	45,300	90,600

(1)	The amounts reported represent the threshold, target and maximum cash award levels set for fiscal 2010 under the Company’s annual cash bonus program. The amount actually earned by each NEO is included in the Non-Equity Incentive Plan Compensation column in the Fiscal 2010 Summary Compensation Table. Please see the Compensation Discussion and Analysis for further information regarding the annual cash bonus program.

Outstanding Equity Awards at Fiscal 2010 Year End

The following table sets forth information regarding outstanding stock options and unvested shares of restricted stock held as of January 2, 2011 by our named executive officers. Information set forth herein with respect to outstanding options and restricted stock awards does not reflect the stock split we intend to effect in connection with this offering.

	Option Awards			Stock Awards
	Number of			Number of
	Securities			Shares or Units	Market Value of
	Underlying			of Stock That	Shares or Units
	Unexercised	Option	Option	Have Not	of Stock That
	Options	Exercise	Expiration	Vested	Have Not Vested
Name	Exercisable (#)	Price	Date	(#)(1)	(2)

Brian H. McInerney	72,497	$8.65	October 7, 2020	57,500	$1,408,750
	1,500	8.00	October 7, 2020
	1,500	14.50	October 7, 2020
	5,000	15.60	October 7, 2020
Steven L. Murphy	29,208	11.50	October 7, 2020	15,000	367,500
	2,670	7.95	October 7, 2020
	1,500	8.00	October 7, 2020
	1,500	14.50	October 7, 2020
Steven D. Stringer	—	—	—	5,000	122,500
Kenneth W. Sumner, Sr.	—	—	—	5,000	122,500
Luz E. Gonzales	1,191	14.50	October 7, 2020	—	—

(1)	All restricted shares vest on the earlier to occur of January 1, 2012 and the occurrence of a change in control, subject to the continued employment of the NEO. For this purpose, a “change in control” will generally be deemed to occur if (i) a person or group (other than Messrs. Kayne and Norris and our benefit plans) acquires a greater than 40% holding of our capital stock unless such holding is less than the aggregate holdings of Messrs. Kayne and Norris, (ii) there is a change in a majority of our directors or (iii) one of certain enumerated events (e.g., certain mergers, a sale of assets or a liquidation) occurs.

(2)	The market value of the unvested shares is based on the last trading price of our common stock, as reported in the pink sheets, on December 31, 2010.

Fiscal 2010 Option Exercises

Option Awards
Number of
	Shares Acquired on	Value Realized
Name	Exercise (#)	on Exercise

Brian H. McInerney	—	—
Steven L. Murphy	3,475	$66,938
Steven D. Stringer	—	—
Kenneth W. Sumner, Sr.	—	—
Luz E. Gonzales	—	—

Fiscal 2010 Potential Payments Upon a Termination or a Change in Control

As noted in the Compensation Discussion and Analysis, we do not currently have employment or change in control agreements with any of our NEOs but we intend to enter into employment agreements in connection with this offering with certain of our NEOs, and we expect those agreements to provide severance benefits if the employee’s employment is terminated without cause or generally in connection with a change in control. If a change in control occurred as of the last day of fiscal 2010, unvested restricted shares held by our NEOs would generally accelerate and vest immediately. Assuming a change in control occurred on January 2, 2011, Messrs. McInerney, Murphy, Stringer and Sumner would have received equity values with respect to the vesting of restricted shares of approximately $1,408,750, $367,500, $122,500 and $122,500, respectively.

Risk Analysis of Compensation Program

The compensation committee has reviewed the Company’s executive and broad-based compensation programs and does not believe that such programs encourage excessive or unnecessary risk taking. Base salaries are fixed in amount and thus do not encourage risk taking. By utilizing cash bonuses that are tied to company-wide performance measures and by including long-term incentive programs as a historical element of compensation, the compensation committee believes that the executive compensation program aligns our officers’ objectives with those of our long-term stockholders.

Fiscal 2010 Compensation of Directors

The following table sets forth the compensation paid to our non-employee directors in fiscal 2010:

	Fees Earned or	All Other
Name	Paid in Cash	Compensation	Total

Charles A. Norris	$107,000	$—	$107,000
William A. Armstrong	25,000	—	25,000
William G. Bell	25,000	—	25,000
Richard A. Kayne	25,000	—	25,000
Peter H. Neuwirth	25,000	—	25,000
Heidi E. Yodowitz	30,000	—	30,000

These amounts are annual fees, paid in quarterly installments for service as directors and, in the case of Mr. Norris, for serving as chairman of the board and, in the case of Ms. Yodowitz, for serving as chair of the audit committee. The directors are not entitled to any other compensation for attendance at board or committee meetings and have not received any equity or options grants during the past three fiscal years.

Directors who also are our employees do not receive any of the compensation described above.

The following non-employee directors hold options to purchase the following number of shares of our common stock: Mr. Bell, 375 shares; Mr. Kayne, 3,000 shares; and Mr. Neuwirth, 1,500 shares.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of          , 2011, after giving effect to a          -for-          split of our common stock that occurred on          , 2011, before and after giving effect to the offering, by:

•	the selling stockholders;

•	each of our named executive officers;

•	each of our directors; and

•	all of our directors and executive officers as a group.

Apart from the foregoing, there is no person (or group of affiliated persons) known to us to be the beneficial owner of more than 5% of our common stock.

Beneficial ownership is determined in accordance with the rules of the SEC and includes any shares over which a person exercises sole or shared voting or investment power. Under these rules, beneficial ownership also includes any shares as to which the individual or entity has the right to acquire beneficial ownership of within 60 days of          , 2011 through the exercise of any warrant, stock option or other right. Except as noted by footnote, and subject to community property laws where applicable, we believe that the stockholders named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The address for each of the stockholders in the following table is c/o Glacier Water Services, Inc., 1385 Park Center Drive, Vista, California 92081.

			Shares of Common Stock		Shares of Common Stock
			Beneficially Owned After		Beneficially Owned After
	Shares of Common Stock		the Offering		the Offering
	Beneficially Owned Prior		(Assuming Full Exercise of		(Assuming No Exercise of
	to the Offering		Over-Allotment Option)		Over-Allotment Option)
Name of Beneficial Owner	Total	Percent	Total	Percent	Total	Percent

William A. Armstrong
William G. Bell(1)
Richard A. Kayne(1)(2)
Peter H. Neuwirth(1)
Charles A. Norris
Heidi E. Yodowitz
Luz E. Gonzales(1)
Brian H. McInerney(1)
Steven L. Murphy(1)
Brian T. Nakagawa(1)
Kenneth W. Sumner, Sr.
Steven D. Stringer
Executive officers and directors as a group(1)

*	Less than 1%.

(1)	Shares beneficially owned include shares issuable upon the exercise stock options exercisable within 60 days of , 2011 in the amounts of held by Mr. Bell, held by Mr. Kayne, held by Mr. Neuwirth, held by Ms. Gonzales, held by Mr. McInerney, held by Mr. Murphy, and held by Mr. Nakagawa.

(2)	The shares include (i) held directly by Mr. Kayne (including shares which may be acquired within 60 days upon exercise of options) and (ii) shares held by managed accounts of Kayne Anderson Capital Advisors, L.P., a registered investment adviser. Mr. Kayne disclaims beneficial ownership of such shares held in the managed accounts.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Audit Committee Charter that we are adopting in connection with this offering will require our audit committee to review and approve or ratify any transaction that is required to be disclosed under Item 404 of Regulation S-K. In the course of its review or approval of a transaction, our audit committee will consider:

•	the nature of the related person’s interest in the transaction, including the actual or apparent conflict of interest of the related person;

•	the material terms of the transaction and their commercial reasonableness;

•	the significance of the transaction to the related person;

•	the significance of the transaction to us and the benefit and perceived benefits, or lack thereof, to us;

•	opportunity costs of alternative transactions;

•	whether the transaction would impair the judgment of a director to act in the best interest of the Company; and

•	any other matters the audit committee deems appropriate.

Our audit committee will not approve or ratify a related person transaction unless it determines that, upon consideration of all relevant information, the transaction is in, or is not inconsistent with, the best interests of the Company and stockholders. No related person transaction will be consummated without the approval or ratification of our audit committee, and directors interested in a related person transaction will recuse themselves from any vote relating to a related person transaction in which they have an interest.

Since December 30, 2007 and through the date of this prospectus, no transactions have occurred in which the Company or any of its subsidiaries was or is to be a participant and in which any of our directors, officers, holders of more than five percent of our voting securities or affiliates of our directors, officers and five percent stockholders had a material interest.

The following directors beneficially own the following number of shares of Glacier Water Trust I Preferred Securities: Mr. Kayne, 197,553 shares (including 193,473 shares held in managed accounts, of which Mr. Kayne disclaims beneficial ownership); Mr. McInerney, 200 shares; and Mr. Sumner, 4,000 shares. As indicated under “Use of Proceeds,” a portion of the proceeds of this offering will be used to redeem a portion of our Junior Subordinated Debentures; the redemption of the Junior Subordinated Debentures will require a corresponding pro rata redemption of the Trust Preferred Securities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Indebtedness — Long-Term Debt.”

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material provisions of our capital stock, as well as other material terms of our amended and restated certificate of incorporation and amended and restated by-laws as they will be in effect as of the completion of this offering. This description is only a summary. For more detailed information, you should refer to our amended and restated certificate of incorporation and by-laws filed as exhibits to the registration statement, of which this prospectus is a part.

General

Our authorized capital stock consists of: (1) 10,000,000 shares of common stock, par value $0.01 per share, 2,720,048 of which were outstanding at January 2, 2011 and (2) 100,000 shares of preferred stock, par value $0.01 per share, none of which were outstanding at January 2, 2011. The foregoing does not reflect the stock split described below. As of          , 2011, there were           holders of record of our common stock.

Upon the closing of this offering, we will amend our certificate of incorporation to provide that our authorized capital stock will consist of (1) 50,000,000 shares of common stock, par value $0.01 per share and (2) 10,000,000 shares of preferred stock, par value $0.01 per share.

On          , 2011, we effected a          -for-          stock split, which resulted in our having           shares of common stock outstanding.

After giving effect to the sale of shares of common stock in this offering, we expect to have          shares of common stock outstanding (or           shares if the underwriters exercise their over-allotment option in full) and no shares of preferred stock outstanding.

Common Stock

Voting. Except as otherwise required by Delaware law, at every annual or special meeting of stockholders, every holder of common stock is entitled to one vote per share. There is no cumulative voting in the election of directors.

Dividend Rights. Subject to preferences that may be applicable to any outstanding series of preferred stock, the holders of our common stock will receive ratably any dividends declared by our board of directors out of funds legally available for the payment of dividends. See “Dividend Policy.” Any future determination to pay dividends will be at the discretion of our board of directors and will depend on various factors, including our results of operations, financial condition, capital requirements, contractual restrictions, outstanding indebtedness, investment opportunities and other factors that our board of directors deems relevant.

Liquidation and Preemptive Rights. In the event of our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of our preferred stock, if any, then outstanding. The holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock.

Fully Paid Shares. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Following the closing of this offering, there will be no shares of preferred stock outstanding. Our board of directors will be authorized to issue from time to time up to          shares of preferred stock in one or more series without stockholder approval. Our board of directors will have the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until our board of directors determines the specific rights associated with that preferred stock. Although we have no current plans to issue shares of preferred stock, the effects of issuing preferred stock could include one or more of the following:

•	decreasing the amount of earnings and assets available for distribution to holders of common stock;

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying, deferring or preventing changes in our control or management.

We believe that the ability of our board of directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that may arise. The authorized shares of preferred stock, as well as authorized and unissued shares of common stock, will be available for issuance without action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

Our board of directors may authorize, without stockholder approval, the issuance of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of common stock. Although our board of directors has no current intention of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt of our Company. Our board of directors could also issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price. Any issuance of preferred stock therefore could have the effect of decreasing the market price of our common stock.

Our board of directors will make any determination to issue such shares based on its judgment as to the best interests of our Company and its stockholders. We have no current plan to issue any preferred stock after this offering.

Anti-Takeover Provisions

There are various provisions in Delaware law, our amended and restated certificate of incorporation and by-laws could delay or prevent a change of control of our Company or changes in our board of directors that our stockholders might consider favorable. The following is a summary of these provisions.

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon the consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 generally defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, lease, exchange, mortgage, transfer or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Amended and Restated Certificate of Incorporation and By-laws

Undesignated Preferred Stock. Our board of directors has the ability to issue preferred stock with voting or other rights, preferences and privileges that could have the effect of deterring hostile takeovers or delaying changes in control of our Company or management.

Limits on Ability to Act by Written Consent or Call a Special Meeting. We have provided in our amended and restated certificate of incorporation and our by-laws that, in most circumstances, our stockholders may not act by written consent. This limit on the ability of our stockholders to act by written consent may, in the future, lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our certificate of incorporation or by-laws or remove directors without holding a meeting of our stockholders called in accordance with our by-laws.

In addition, our amended and restated certificate of incorporation and by-laws provide that special meetings of the stockholders may be called only by our board of directors. A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our by-laws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. Stockholders must notify our corporate secretary in writing prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain the information specified in our amended and restated by-laws. To be timely, the notice must be received at our principal executive office not later than the 90th day nor earlier than the 120th day prior to the first anniversary of the date of the prior year’s annual meeting of stockholders. If the date of the annual meeting is more than 30 days before or after such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder, to be timely, must be received not earlier than the 120th day prior to the annual meeting, and not later than the later of the 90th day prior to the annual meeting, or the 10th day following the day on which public announcement of the date of such meeting is first made or notice of the meeting date is mailed, whichever occurs first.

Our by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our Company.

Board of Directors. Our board of directors may elect a director to fill a vacancy, including vacancies created by the expansion of our board of directors.

Our amended and restated certificate of incorporation and by-laws do not provide for cumulative voting in the election of directors. The absence of cumulative voting may make it more difficult for stockholders who own a total of less than a majority of our voting power to elect any directors to our board of directors.

Limitations of Directors’ Liability and Indemnification

Our amended and restated certificate of incorporation limits the liability of our directors to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	breach of their duty of loyalty to us or our stockholders;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares as provided in Section 174 of the Delaware General Corporation Law; or

•	transaction from which the directors derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Our by-laws provide that we will indemnify and advance expenses to our directors and officers to the fullest extent permitted by law or, if applicable, pursuant to indemnification agreements. They further provide that we may choose to indemnify other employees or agents of the corporation from time to time. Section 145(g) of the Delaware General Corporation Law and our by-laws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with his or her services to us, regardless of whether our by-laws permit indemnification. We have obtained a directors’ and officers’ liability insurance policy.

We have entered into indemnification agreements with each of our directors that provide, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Listing

We have applied to list our common stock on the NASDAQ Global Market under the symbol “DRNK.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is BNY Mellon Shareholder Services.

SHARES ELIGIBLE FOR FUTURE SALE

Upon the closing of this offering, based on our outstanding shares as of          , 2011, we will have outstanding an aggregate of           shares of our common stock (          shares if the underwriters exercise their over-allotment option in full). Of these shares, the           shares to be sold in this offering plus any shares issued upon exercise of the underwriters’ over-allotment option will be freely tradable in the public market without restriction under the Securities Act, except for shares purchased by any of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to additional restrictions described below. A total of        shares of common stock outstanding upon the closing of this offering will be considered “restricted securities” as defined in Rule 144. A total of           of these restricted securities will be subject to transfer restrictions for 180 days from the date of this prospectus pursuant to the lock-up arrangements described below. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration, such as the exemptions afforded by Rule 144 or Rule 701 of the Securities Act, as described below. In addition, unvested shares of restricted stock and shares underlying options will become available for resale into the public markets as described below under “Options and Restricted Stock.”

Lock-up Agreements

For a description of our lockup agreements with the underwriters that restrict sales by us, our directors and executive officers and certain of our existing stockholders, see “Underwriting.”

Rule 144

In general, beginning 90 days after the date of this prospectus, under Rule 144 as in effect on the date of this prospectus, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months, would be entitled to sell an unlimited number of those shares provided current public information about us is available and, after owning those shares for at least one year, would be entitled to sell an unlimited number of those shares without restriction. Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding; or

•	the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Upon expiration of the lock-up period described in the section entitled “Underwriting,” all of the        shares of restricted common stock held by our existing stockholders will be eligible for sale under Rule 144 subject to applicable volume and other limitations for stockholders who are affiliates. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who acquires common stock from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, to the extent not subject to a lock-up agreement, is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Options and Restricted Stock

Options to purchase a total of        shares of our common stock are currently outstanding with a weighted average per share exercise price of $      and expiration dates of October 2020, and a total of        shares of unvested restricted stock are currently outstanding which have vesting periods through 2011.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion summarizes certain material U.S. federal income and estate tax considerations relating to the acquisition, ownership and disposition of our common stock purchased in this offering by a non-U.S. holder (as defined below). This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended, final, temporary and proposed U.S. Treasury regulations promulgated thereunder and current administrative rulings and judicial decisions, all as in effect as of the date hereof. All of these authorities may be subject to differing interpretations or repealed, revoked or modified, possibly with retroactive effect, which could materially alter the tax consequences to non-U.S. holders described in this prospectus.

There can be no assurance that the IRS will not take a contrary position to the tax consequences described herein or that such position will not be sustained by a court. No ruling from the IRS has been obtained with respect to the U.S. federal income or estate tax consequences to a non-U.S. holder of the purchase, ownership or disposition of our common stock.

This discussion assumes that a prospective non-U.S. holder will hold shares of our common stock as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances. In addition, this discussion does not address any aspect of U.S. federal alternative minimum, U.S. state or U.S. local or non-U.S. taxes, or the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies and financial institutions;

•	tax-exempt organizations;

•	persons who hold a beneficial interest through pass-through or transparent entities;

•	regulated investment companies or real estate investment trusts;

•	pension plans;

•	persons who received our common stock as compensation;

•	brokers and dealers in securities;

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

•	former citizens or residents of the United States subject to tax as expatriates.

This discussion is for general information only and is not tax advice. All prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock. You may not rely upon this discussion for the purpose of avoiding federal tax penalties.

As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is not any of the following for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States determined without regard to the “tie-breaker” rules of an income tax treaty;

•	a corporation or other business entity that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source;

•	a trust (a) if a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or

(b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an entity that is disregarded as separate from its owner for U.S. federal income tax purposes if all of its interests are owned by a single person described above.

An individual may be treated, for U.S. federal income tax purposes, as a resident of the United States in any calendar year by being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. The 183-day test is determined by counting all of the days the individual is treated as being present in the current year, one-third of such days in the immediately preceding year and one-sixth of such days in the second preceding year. Residents are subject to U.S. federal income tax as if they were U.S. citizens.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes is an owner of our common stock, the treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. We urge any owner of our common stock that is a partnership and partners in that partnership to consult their tax advisors regarding the U.S. federal income tax consequences of acquiring, owning and disposing of our common stock.

Distributions on Our Common Stock

Any distribution on our common stock paid to non-U.S. holders will generally constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will generally constitute a return of capital to the extent of the non-U.S. holder’s adjusted tax basis in our common stock, and will be applied against and reduce the non-U.S. holder’s adjusted tax basis. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on Sale, Exchange or Other Disposition of Our Common Stock.”

Dividends paid to a non-U.S. holder that are not treated as effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States generally will be subject to withholding of U.S. federal income tax at a rate of 30% on the gross amount paid, unless the non-U.S. holder is entitled to an exemption from or reduced rate of withholding under an applicable income tax treaty. In order to claim the benefit of a tax treaty, a non-U.S. holder must provide a properly executed IRS Form W-8BEN (or successor form) prior to the payment of dividends. A non-U.S. holder eligible for a reduced rate of withholding pursuant to an income tax treaty may be eligible to obtain a refund of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

Dividends paid to a non-U.S. holder that are treated as effectively connected with a trade or business conducted by the non-U.S. holder within the United States (and, if an applicable income tax treaty so provides, are also attributable to a permanent establishment or a fixed base maintained within the United States by the non-U.S. holder) are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. To obtain the exemption, a non-U.S. holder must provide us with a properly executed IRS Form W-8ECI (or successor form) prior to the payment of the dividend. Dividends received by a non-U.S. holder that are treated as effectively connected with a U.S. trade or business generally are subject to U.S. federal income tax at rates applicable to U.S. persons. A non-U.S. holder that is a corporation may, under certain circumstances, be subject to an additional “branch profits tax” imposed at a rate of 30%, or such lower rate as specified by an applicable income tax treaty between the United States and such holder’s country of residence on dividends treated as effectively connected with a U.S. trade or business.

A non-U.S. holder who provides us with an IRS Form W-8BEN, Form W-8ECI or other form must update the form or submit a new form, as applicable, if there is a change in circumstances that makes any information on such form incorrect, and at least once every three years.

Gain On Sale, Exchange or Other Disposition of Our Common Stock

In general, a non-U.S. holder will not be subject to any U.S. federal income or withholding tax on any gain realized from the non-U.S. holder’s sale, exchange or other disposition of shares of our common stock unless:

•	the gain is effectively connected with a U.S. trade or business (and, if an applicable income tax treaty so provides, is also attributable to a permanent establishment or a fixed base maintained within the United States by the non-U.S. holder), in which case the gain will be taxed on a net income basis generally in the same manner as if the non-U.S. holder were a U.S. person, and, if the non-U.S. holder is a corporation, the additional branch profits tax described above in “— Distributions on Our Common Stock” may also apply;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax on the net gain derived from the disposition, which may be offset by U.S.-source capital losses of the non-U.S. holder, if any; or

•	we are, or have been at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter), a “United States real property holding corporation.”

Generally, we will be a “United States real property holding corporation” if the fair market value of our U.S. real property interests equals or exceeds 50% of the sum of the fair market values of our worldwide real property interests and other assets used or held for use in a trade or business, all as determined under applicable U.S. Treasury regulations. We believe that we have not been and are not currently, and do not anticipate becoming in the future, a “United States real property holding corporation” for U.S. federal income tax purposes.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the amount of distributions paid to such holder and the amount of tax withheld, if any. Copies of the information returns filed with the IRS to report the distributions and withholding may also be made available to the tax authorities in a country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

The United States imposes a backup withholding tax on the gross amount of dividends and certain other types of payments. Dividends paid to a non-U.S. holder will not be subject to backup withholding if proper certification of foreign status (usually on IRS Form W-8BEN) is provided, and we do not have actual knowledge or reason to know that the non-U.S. holder is a U.S. person. In addition, no backup withholding or information reporting will be required regarding the proceeds of a disposition of our common stock made by a non-U.S. holder within the United States or conducted through certain U.S. financial intermediaries if the payor receives the certification of foreign status described in the preceding sentence and the payor does not have actual knowledge or reason to know that such non-U.S. holder is a U.S. person or the non-U.S. holder otherwise establishes an exemption. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS in a timely manner.

U.S. Federal Estate Tax

An individual non-U.S. holder who is treated as the owner, or who has made certain lifetime transfers (for example, to a trust with respect to which the individual has retained certain interests or powers), of an interest in our common stock will be, absent an applicable treaty, required to include the value of the common stock in his or her gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise or no U.S. federal estate tax is in effect.

Recently-Enacted Legislation Relating to Foreign Accounts

Legislation has been recently enacted that imposes significant certification, information reporting and other requirements on “foreign financial institutions” and certain other non-U.S. entities. The legislation is generally effective for certain U.S.-source payments made after December 31, 2012. The failure to comply with the certification, information reporting and other specified requirements in the legislation would result in withholding tax being imposed on payments of dividends and sales proceeds on our common stock to foreign financial institutions and certain other non-U.S. holders. Non-U.S. holders should consult their own tax advisors regarding the application of this legislation to them.

UNDERWRITING

The underwriters named below have severally agreed, subject to the terms and conditions set forth in the underwriting agreement by and among the William Blair & Company, L.L.C. and SunTrust Robinson Humphrey, Inc., as representatives of the underwriters, the selling stockholders and us, to purchase from us and the selling stockholders the respective number of shares of common stock set forth opposite each underwriter’s name in the table below. William Blair & Company, L.L.C. and SunTrust Robinson Humphrey, Inc. are acting as Joint-Bookrunning Managers and Canaccord Genuity Inc. is acting as Co-Manager for this offering.

Underwriter	Number of Shares

William Blair & Company, L.L.C.
SunTrust Robinson Humphrey, Inc.
Canaccord Genuity Inc.

Total

This offering will be underwritten on a firm commitment basis. In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase the shares of our common stock being sold pursuant to this prospectus at a price per share equal to the public offering price less the underwriting discount specified on the cover of this prospectus. According to the terms of the underwriting agreement, the underwriters either will purchase all of the shares of our common stock being sold pursuant to this prospectus or none of them. In the event of default by any underwriter, in certain circumstances, the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The representatives of the underwriters have advised us that the underwriters propose to offer our common stock to the public initially at the public offering price set forth on the cover of this prospectus and to selected dealers at such price less a concession of not more than $      per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $      per share to certain other dealers. The underwriters will offer the shares of our common stock subject to prior sale and subject to receipt and acceptance of the shares by the underwriters. The underwriters may reject any order to purchase shares of our common stock in whole or in part. The underwriters expect that we and the selling stockholders will deliver the shares to the underwriters through the facilities of The Depository Trust Company in New York, New York on or about          , 2011. At that time, the underwriters will pay us and the selling stockholders for the shares in immediately available funds. After commencement of the public offering, the representatives may change the public offering price and other selling terms.

We and certain of the selling stockholders have granted the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to an aggregate of          additional shares of common stock at the same price per share to be paid by the underwriters for the other shares offered hereby solely for the purpose of covering over-allotments, if any. If the underwriters purchase any such additional shares pursuant to this option, each of the underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The underwriters may exercise the option only for the purpose of covering excess sales, if any, made in connection with the distribution of the shares of our common stock offered hereby. The underwriters will offer any additional shares of our common stock that they purchase on the terms described in the preceding paragraph.

The following table summarizes the compensation to be paid by us and the selling stockholders to the underwriters. This information assumes either no exercise or full exercise by the underwriters of their over-allotment option:

		Without	With
	Per Share	Over-Allotment	Over-Allotment

Public offering price	$	$	$
Underwriting discount paid by us	$	$	$
Underwriting discount paid by selling stockholders	$	$	$
Proceeds, before expenses to us	$	$	$
Proceeds, before expenses to selling stockholders	$	$	$

We estimate that our total expenses for this offering, excluding the underwriting discount, will be approximately $      million. Atlas Strategic Advisors, LLC, a financial advisor to our company, will receive a fee equal to 1% of the gross selling price of shares of our common stock in this offering, not to exceed $     , which fee will be credited against the underwriting commission payable by us to the underwriters.

We and each of our directors, executive officers and certain of our existing stockholders holding in the aggregate approximately           shares of our common stock have agreed, subject to limited exceptions described below, for a period of 180 days after the date of this prospectus, not to, directly or indirectly, without the prior written consent of William Blair & Company, L.L.C. and SunTrust Robinson Humphrey, Inc.:

•	offer, sell (including “short” selling), assign, transfer, encumber, pledge, contract to sell, grant an option to purchase, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of any shares of common stock or securities convertible into or exchangeable or exercisable for, common stock held of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act); or

•	enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any of our common stock.

The 180-day lock-up period will be extended if (i) we release earnings results or material news or a material event relating to us occurs during the last 17 days of the lock-up period, or (ii) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period. In either case, the lock-up period will be extended for 18 days after the date of the release of the earnings results or the occurrence of the material news or material event, unless William Blair & Company, L.L.C. and SunTrust Robinson Humphrey, Inc. waive, in writing, such extension.

The lock-up agreements entered into by our directors, executive officers and certain of our existing stockholders do not extend to transfers or dispositions (i) by gift, (ii) by will or intestate succession to immediate family members of the transferor or (iii) to any trust for the direct or indirect exclusive benefit of the transferor or his or her immediate family, provided in each case that the recipient of those shares agrees to be bound by the foregoing restrictions for the duration of the lock-up period. In determining whether to consent to a transaction prohibited by these restrictions, William Blair & Company, L.L.C. and SunTrust Robinson Humphrey, Inc. will take into account various factors, including the number of shares requested to be sold, the anticipated manner and timing of sale, the potential impact of the sale on the market for the common stock, the restrictions on publication of research reports that would be imposed by the rules of the Financial Industry Regulatory Authority and market conditions generally. We may grant options and issue common stock under our existing stock incentive plan and issue unregistered shares in connection with any outstanding convertible securities or options during the lock-up period. For more information, see “Shares Eligible for Future Sale.”

We and the selling stockholders have agreed to indemnify the underwriters and their controlling persons against certain liabilities for misstatements in the registration statement of which this prospectus forms a part, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof.

The representatives have informed us that the underwriters will not confirm, without client authorization, sales to their client accounts as to which they have discretionary authority. The representatives have also informed us that the underwriters intend to deliver all copies of this prospectus via electronic means, via hand delivery or through mail or courier services.

In connection with this offering, the underwriters and other persons participating in this offering may engage in transactions which affect the market price of the common stock. These may include stabilizing and over-allotment transactions and purchases to cover syndicate short positions. Stabilizing transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock. An over-allotment involves selling more shares of our common stock in this offering than are specified on the cover of this prospectus, which results in a syndicate short position. The underwriters may cover this short position by purchasing common stock in the open market or by exercising all or part of their over-allotment option. In addition, the representatives may impose a penalty bid. This allows the representatives to reclaim the selling concession allowed to an underwriter or selling group member if shares of our common stock sold by such underwriter or selling group member in this offering are repurchased by the representatives in stabilizing or syndicate short covering transactions. These transactions, which may be effected on The NASDAQ Global Market or otherwise, may stabilize, maintain or otherwise affect the market price of our common stock and could cause the price to be higher than it would be without these transactions. The underwriters and other participants in this offering are not required to engage in any of these activities and may discontinue any of these activities at any time without notice. We and the underwriters make no representation or prediction as to whether the underwriters will engage in such transactions or choose to discontinue any transactions engaged in or as to the direction or magnitude of any effect that these transactions may have on the price of our common stock.

Our common stock is currently quoted in the “pink sheets” under the symbol GWSV.PK, but is not listed on any national stock exchange. We, the selling stockholders and the representatives of the underwriters have negotiated to determine the initial public offering price. We and they have considered current market conditions, our operating results in recent periods, the market capitalization of other companies in our industry and estimates of our potential.

We have applied to list our common stock on The NASDAQ Global Market under the symbol “DRNK.”

In the ordinary course of business, some of the underwriters and their affiliates may in the future provide investment banking, commercial banking and other services to us for which they may receive customary fees or other compensation.

LEGAL MATTERS

The validity of the shares of common stock offered hereby and certain other legal matters will be passed upon for us by Weissmann Wolff Bergman Coleman Grodin & Evall LLP, Beverly Hills, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Sidley Austin LLP, Chicago, Illinois.

EXPERTS

The consolidated financial statements of Glacier Water Services, Inc. and subsidiaries as of January 3, 2010 and January 2, 2011, and for the years ended December 28, 2008, January 3, 2010, and January 2, 2011 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information included in the registration statement, portions of which are omitted as permitted by the rules and regulations of the SEC. For further information pertaining to us and the common stock to be sold in this offering, you should refer to the registration statement and its exhibits. On the closing of this offering, we will be subject to the requirements of the Securities Exchange Act of 1934 and will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. We anticipate making these documents publicly available, free of charge, on our website (www.glacierwater.com) as soon as reasonably practicable after filing such documents with the SEC.

You can read the registration statement and our future filings with the SEC over the Internet at the SEC’s website at www.sec.gov. You may request copies of the filing, at no cost, by telephone at (760) 560-1111 or by mail at Glacier Water Services, Inc., 1385 Park Center Drive, Vista, California 92081. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Glacier Water Services, Inc.:

We have audited the accompanying consolidated balance sheets of Glacier Water Services, Inc. and subsidiaries (the Company) as of January 3, 2010 and January 2, 2011, and the related consolidated statements of operations, stockholders’ deficit and comprehensive loss, and cash flows for the years ended December 28, 2008, January 3, 2010, and January 2, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Glacier Water Services, Inc. and subsidiaries as of January 3, 2010 and January 2, 2011, and the results of their operations and their cash flows for the years ended December 28, 2008, January 3, 2010, and January 2, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

San Diego, California
May 5, 2011

GLACIER WATER SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
JANUARY 3, 2010 AND JANUARY 2, 2011

	2009	2010
	(In thousands, except share data)

Assets
Current assets:
Cash and cash equivalents	$3,710	$3,692
Accounts receivable, net of allowance for doubtful accounts of $63 and $64 as of January 3, 2010 and January 2, 2011, respectively	1,583	1,742
Repair parts	3,084	3,443
Prepaid expenses and other	1,381	1,133

Total current assets	9,758	10,010
Property and equipment, net	43,108	45,269
Goodwill	7,080	7,080
Intangible assets, net of accumulated amortization of $1,234 and $1,257 as of January 3, 2010 and January 2, 2011, respectively	32	14
Investment in Glacier Water Trust I Common Securities	2,629	2,629
Investment in Glacier Water Trust I Preferred Securities	3,648	3,648
Deferred financing costs, net	4,481	4,378
Other assets	762	817

Total assets	$71,498	$73,845

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$1,443	$2,651
Accrued commissions	3,823	3,654
Accrued liabilities	3,580	2,900
Bank overdraft	1,331	868

Total current liabilities	10,177	10,073
Long-term debt	87,629	87,629
Line of credit	28,173	31,153
Long-term portion of deferred rent	17	75

Total liabilities	125,996	128,930

Commitments and contingencies
Stockholders’ deficit:
Preferred stock, $0.01 par value; liquidation preference $100 per share; 8% cumulative redeemable convertible; Authorized, 100,000 shares; issued and outstanding, 0 shares at January 3, 2010 and January 2, 2011	—	—
Common stock, $0.01 par value. Authorized, 10,000,000 shares; issued and outstanding, 2,714,873 and 2,720,048 shares at January 3, 2010 and January 2, 2011, respectively	44	44
Additional paid-in capital	13,476	13,648
Accumulated deficit	(35,745)	(36,645)
Treasury stock, at cost, 1,587,606 shares at January 3, 2010 and January 2, 2011	(32,562)	(32,562)
Accumulated other comprehensive income	289	430

Total stockholders’ deficit	(54,498)	(55,085)

Total liabilities and stockholders’ deficit	$71,498	$73,845

See accompanying notes to consolidated financial statements.

GLACIER WATER SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
 YEARS ENDED DECEMBER 28, 2008, JANUARY 3, 2010 AND JANUARY 2, 2011

	2008	2009	2010
	(In thousands, except share and per share data)

Revenues	$94,711	$103,803	$100,056
Cost of revenues:
Operating expenses	60,703	66,097	65,704
Depreciation and amortization	15,569	15,166	12,560

Total cost of revenues	76,272	81,263	78,264

Gross profit	18,439	22,540	21,792
Selling, general, and administrative expenses	14,515	15,051	14,149

Income from operations	3,924	7,489	7,643
Other expenses (income):
Interest expense	8,583	8,406	8,578
Gain on early retirement of debt	(119)	—	—

Total other expense	8,464	8,406	8,578

Loss before income taxes	(4,540)	(917)	(935)
Income tax expense (benefit)	—	123	(35)

Net loss	$(4,540)	$(1,040)	$(900)

Basic and diluted net loss per share	$(1.68)	$(0.38)	$(0.33)

Weighted average shares used in calculation	2,702,790	2,711,836	2,716,873

Cash dividend per common share	$1.50	$1.00	$—

See accompanying notes to consolidated financial statements.

GLACIER WATER SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT AND COMPREHENSIVE LOSS
YEARS ENDED DECEMBER 28, 2008, JANUARY 3, 2010 AND JANUARY 2, 2011

								Accumulated
					Additional			Other
	Preferred Stock		Common Stock		Paid-in	Accumulated	Treasury	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Deficit	Stock	Income (Loss)	Total
	(In thousands, except share data)

Balance, December 30, 2007	—	$—	2,690,568	$44	$19,532	$(30,165)	$(32,562)	$406	$(42,745)
Exercise of stock options	—	—	20,905	—	325	—	—	—	325
Stock-based compensation	—	—	—	—	637	—	—	—	637
Dividends on common stock	—	—	—	—	(4,061)	—	—	—	(4,061)
Comprehensive income (loss):
Net loss	—	—	—	—	—	(4,540)	—	—	(4,540)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(491)	(491)

Total comprehensive loss									(5,031)

Balance, December 28, 2008	—	—	2,711,473	44	16,433	(34,705)	(32,562)	(85)	(50,875)
Exercise of stock options	—	—	3,400	—	54	—	—	—	54
Purchase of stock options	—	—	—	—	(997)	—	—	—	(997)
Stock-based compensation	—	—	—	—	701	—	—	—	701
Dividends on common stock	—	—	—	—	(2,715)	—	—	—	(2,715)
Comprehensive income (loss):
Net loss	—	—	—	—	—	(1,040)	—	—	(1,040)
Foreign currency translation adjustment	—	—	—	—	—	—	—	374	374

Total comprehensive loss									(666)

Balance, January 3, 2010	—	—	2,714,873	44	13,476	(35,745)	(32,562)	289	(54,498)
Exercise of stock options	—	—	5,175	—	54	—	—	—	54
Stock-based compensation	—	—	—	—	118	—	—	—	118
Comprehensive income (loss):
Net loss	—	—	—	—	—	(900)	—	—	(900)
Foreign currency translation adjustment	—	—	—	—	—	—	—	141	141

Total comprehensive loss									(759)

Balance, January 2, 2011	—	$—	2,720,048	$44	$13,648	$(36,645)	$(32,562)	$430	$(55,085)

See accompanying notes to consolidated financial statements.

GLACIER WATER SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 28, 2008, JANUARY 3, 2010 AND JANUARY 2, 2011

	2008	2009	2010
	(In thousands)

Cash flows from operating activities:
Net loss	$(4,540)	$(1,040)	$(900)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	15,569	15,166	12,560
Stock-based compensation	637	701	118
Loss on disposal of assets	19	251	6
Gain on early retirement of debt	(119)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(62)	95	(159)
Repair parts	(217)	(306)	(359)
Prepaid expenses and other	152	(372)	248
Other assets	(2,186)	(1,491)	(1,518)
Deferred rent	(50)	(45)	61
Accounts payable, accrued liabilities, and accrued commissions	(1,064)	1,789	40

Net cash provided by operating activities	8,139	14,748	10,097

Cash flows from investing activity:
Investment in property and equipment	(10,919)	(11,997)	(12,688)

Net cash used in investing activity	(10,919)	(11,997)	(12,688)

Cash flows from financing activities:
Dividends	(4,061)	(2,715)	—
Principal payments on line of credit	(21,879)	(18,605)	(15,280)
Proceeds from line of credit	28,890	20,515	18,260
Purchase of stock options	—	(997)	—
Bank overdraft	(171)	(566)	(463)
Early retirement of long-term debt	(171)	—	—
Proceeds from exercise of stock options	325	54	54

Net cash provided by (used in) financing activities	2,933	(2,314)	2,571

Net (decrease) increase in cash and cash equivalents	153	437	(20)
Effect of exchange rate changes on cash and cash equivalents	(5)	5	2
Cash and cash equivalents, beginning of year	3,120	3,268	3,710

Cash and cash equivalents, end of year	$3,268	$3,710	$3,692

Supplemental disclosures of cash flow information:
Cash paid for interest	$8,623	$8,158	$8,437
Cash paid for income taxes	45	49	105
Acquisition of property and equipment included in accounts payable	—	—	316

See accompanying notes to consolidated financial statements.

GLACIER WATER SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 28, 2008, JANUARY 3, 2010 AND JANUARY 2, 2011

(1)	Summary of Significant Accounting Policies

(a)  Description of Business

Glacier Water Services, Inc. and subsidiaries (Glacier or Company), a Delaware corporation, is primarily engaged in the operation of self-service vending machines that dispense drinking water to consumers. The machines are placed at supermarkets and other retail outlets under commission arrangements with the retailers. The Company’s revenues are subject to seasonal fluctuations, with decreased revenues during rainy or cold weather months and increased revenues during dry or hot weather months. The Company’s machines are primarily located throughout the Sunbelt and Midwest regions of the United States. The Company also has a wholly owned subsidiary that operates in Eastern Canada as Gestion Bi-Eau Pure, Inc. As of January 2, 2011, the Company operated approximately 19,100 machines in 42 states and Canada.

(b)	Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Glacier Water Services, Inc. and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

(c)  Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires that management make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. These estimates and assumptions include, but are not limited to, assessing the following: the recoverability of accounts receivable, useful lives of property and equipment, valuation of goodwill, intangible assets, investments, deferred tax assets, fixed assets and repair parts, stock-based compensation, and the ability to estimate accrued revenues.

(d)  Fiscal Year

The Company utilizes a fiscal year of 52 or 53 weeks ending on the Sunday closest to December 31. Fiscal year 2008 ended on December 28, 2008 and fiscal year 2010 ended on January 2, 2011 and both consisted of 52 weeks. Fiscal year 2009 ended on January 3, 2010 and consisted of 53 weeks.

(e)  Other Comprehensive Loss

Components of other comprehensive loss include net loss and foreign currency translation adjustments.

(f)  Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. As of January 3, 2010 and January 2, 2011, cash equivalents consist primarily of cash held in money market accounts and/or certificates of deposit. The Company’s policy is to place its cash with high credit quality financial institutions in order to limit the amount of credit exposure.

(g)  Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the

GLACIER WATER SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

consolidated statements of cash flows. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Company reviews its allowance for doubtful accounts monthly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(h)  Investments

The Company holds 105,154 shares of Glacier Water Trust I Common Securities of $2.6 million at January 3, 2010 and January 2, 2011, and 145,922 shares of Glacier Water Trust I Preferred Securities of $3.6 million at January 3, 2010 and January 2, 2011, respectively, as long-term investments. The Glacier Water Trust I Preferred Securities have a liquidation amount of $25.00 per security. Glacier Water Trust I (the Trust) is considered a VIE under FASB authoritative guidance for consolidation of VIEs. The Trust exists for the sole purpose of issuing Trust Securities and purchasing Junior Subordinated Debentures issued by the Company (see note 3(a)). Because the Company is not the primary beneficiary of the Trust, the financial statements of the Trust are not consolidated with those of the Company. At January 3, 2010 and January 2, 2011, there were 3,254,078 Trust Preferred Securities outstanding (other than the 145,922 held by the Company).

Investments are accounted for in accordance with Financial Accounting Standards Board (FASB) authoritative guidance for investments, which requires that the Company determine the appropriate classification of investments at the time of purchase based on management’s intent and reevaluate such designation as of each balance sheet date. The Trust Preferred Securities are classified as held-to-maturity investments and, therefore, are stated at amortized cost as the Company has the ability and intent to hold the debt securities to the maturity date in 2028.

The Company follows the FASB authoritative guidance for investments on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other than temporary, and on measuring such impairment loss. The Company uses various indicators in determining whether a security is other-than-temporarily impaired, including for debt securities, when it is probable that the contractual interest and principal will not be collected. The debt securities are monitored for changes in credit ratings. Adverse changes in credit ratings could affect the estimated cash flows of the underlying collateral or issuer.

(i)  Fair Value of Financial Instruments

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

GLACIER WATER SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

See note 4 to the consolidated financial statements.

(j)  Repair Parts

Repair parts consist of machine parts used to maintain vending machines in operation and are stated at cost (moving weighted average). Repair parts consist of operating components that are used to replace or refurbish components installed in vending machines, thereby maintaining the overall life of the vending machine at its estimated useful life.

(k)  Long-Lived Assets

The Company evaluates and assesses its long-lived assets for impairment under the FASB authoritative guidance for property, plant, and equipment. This guidance addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company periodically assesses triggering events for the impairment of long-lived assets. The impairment analysis requires the use of assumptions and judgments regarding the carrying value and estimated lives of these assets. For the years ended December 28, 2008, January 3, 2010, and January 2, 2011, there has been no impairment of long-lived assets recorded.

(l)  Property and Equipment and Depreciation

Property and equipment are recorded at cost and consist of the following (in thousands):

	January 3,	January 2,
	2010	2011

Vending equipment	$160,396	$171,412
Equipment, furniture, and fixtures	3,696	3,342
Land	77	81
Building	725	764
Leasehold improvements	79	81

	164,973	175,680
Less accumulated depreciation and amortization	(121,865)	(130,411)

	$43,108	$45,269

Depreciation is provided using the straight-line method over the estimated useful lives of the assets as follows:

Vending equipment	5 to 13 years
Equipment, furniture, and fixtures	3 to 10 years
Leasehold improvements	Shorter of life of asset or remaining lease term

The Company’s vending equipment is depreciated using a 10% estimated salvage value. Costs associated with installing vending equipment are capitalized and depreciated over five years, which is the normal contractual period with the retailers. All maintenance, repair, and minor refurbishment costs are charged to operations as incurred. Additions and major improvements are capitalized. The Company currently has sufficient machines in storage available for deployment in fiscal 2011. Machines that have been previously installed and are in storage awaiting redeployment are currently being depreciated.

(m)  Other Assets

Included in other assets are prepaid contract rights, which consist of fees paid to retailers for future benefits associated with the ongoing placement of the Company’s vending equipment at those locations. These

GLACIER WATER SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

fees are amortized over the life of the contract, generally ranging from a few months to five years. At January 3, 2010 and January 2, 2011, prepaid contract rights of $653,000 and $655,000, respectively, were included in other assets.

(n)  Deferred Financing Costs

Net deferred financing costs as of January 3, 2010 and January 2, 2011 consists of $4.5 million and $4.4 million respectively, which were incurred in connection with the issuance of long-term debt and are amortized using the effective-interest method over the period ending January 2028, the date of the mandatory redemption of the securities.

(o)  Revenue Recognition

The Company recognizes revenue from the sale of its product at the point of purchase, which occurs when the customer vends the water and pays for the product. It is impractical to visit all machines at the end of each reporting period. Consequently, the Company estimates the revenue from the last time each machine was serviced until the end of the reporting period, based on the most current daily volume of each machine. For the years ended December 28, 2008, January 3, 2010, and January 2, 2011, the Company recorded approximately $2.6 million, $2.8 million and $2.9 million, respectively, of such estimated revenues, which represent an average of approximately 12 days per machine during these periods.

(p)  Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

(q)  Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with the provisions of the FASB authoritative guidance on stock compensation. Under the fair value recognition provisions of the guidance, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service period.

The Company had an employee stock-based compensation plan (see note 8). The Company’s Stock Option Program expired in March 2004 and no options have been issued since that time. All stock options outstanding are fully vested.

The Company had previously granted performance based restricted stock to members of management, which vested subject to achieving specific earnings targets in 2011 and continued employment. During the year ended January 2, 2011, the Company modified the awards to remove the performance condition vesting requirement. As a result, the Company reversed the previously recognized compensation expense and recognized new compensation expense relating to the modified award. See note 8 for additional information.

GLACIER WATER SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(r)  Net Loss Per Common Share

Basic net loss per share is computed based upon the weighted average number of common shares outstanding during the period. Diluted net loss per share is based upon the weighted average number of common shares outstanding and potentially dilutive securities during the period.

Potentially dilutive securities include shares issuable in connection with outstanding restricted shares and options granted under the Company’s stock option plans using the treasury stock method. For the years ended December 28, 2008, January 3, 2010 and January 2, 2011, a total of 229,451, 194,438 and 174,226 potentially dilutive securities, respectively, were not used to calculate diluted net loss per share because of their antidilutive effect.

	Fiscal Year Ended
	December 28,	January 3,	January 2,
	2008	2010	2011
	(In thousands, except share and per share data)

Numerator for basic earnings per share — net loss applicable to common shareholders	$(4,540)	$(1,040)	$(900)
Denominator — weighted average common shares:
Basic net loss per share	2,702,790	2,711,836	2,716,873
Diluted net loss per share	2,702,790	2,711,836	2,716,873
Net loss per share:
Basic and diluted net loss per share	$(1.68)	$(0.38)	$(0.33)

(s)	Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is reviewed for impairment at least annually using a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step 2 of the impairment test (measurement). Under step 2, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step 2 does not need to be performed.

The Company performs its annual impairment review of goodwill on the last day of the fiscal year and when a triggering event occurs between annual impairment tests. No impairment loss was recorded for the years ended December 28, 2008, January 3, 2010 and January 2, 2011.

GLACIER WATER SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(2)	Supplementary Balance Sheet Information

Accrued liabilities consist of the following (in thousands):

	January 3,	January 2,
	2010	2011

Accrued compensation, benefits, and related taxes	$2,234	$1,536
Accrued property, sales, income, and other taxes	436	347
Accrued interest	428	479
Other accrued liabilities	482	538

Total accrued liabilities	$3,580	$2,900

(3)	Long-Term Debt and Line of Credit

(a)	Company Obligated Mandatorily Redeemable Preferred Securities

Long-term debt includes an aggregate principal amount of $87.6 million of Junior Subordinated Debentures (Subordinated Debentures) issued to Glacier Water Trust I (the Trust). Interest on the Subordinated Debentures accrues at an annual rate of 9.0625% payable monthly in arrears. The Subordinated Debentures mature on January 31, 2028 but may be redeemed at the option of the Company at any time after January 31, 2003 at 100% of the principal amount plus any accrued but unpaid interest.

(b)	Line of Credit

On December 22, 2009, the City National Bank (CNB) revolving credit line agreement was modified to increase the availability on the line to $33.0 million through its expiration in July of 2010, and to change the monthly interest calculation to prime plus between (0.25%) and 0.75% depending on certain covenant ratios. Through 2009 and until July 17, 2010, the rate remained at the CNB prime rate less 0.25% (3.00% per annum).

The CNB revolving line agreement was modified again on April 8, 2010 and December 10, 2010. The April modification extended the expiration date from July 17, 2010 to July 1, 2012 and changed the monthly interest calculation beginning July 18, 2010 to prime plus between 0.25% and 1.00% depending on certain covenant ratios, but with a floor of no less than 4.00%, which has been the effective rate on the line through January 2, 2011. The modification also added an annual loan fee of approximately 0.50% of the available balance of the credit facility and a principal reduction of the loan availability amount of $1.5 million per quarter beginning in January of 2011 through July of 2012. In December of 2010, the loan was modified to increase the availability on the line to $40.0 million through the end of June 2011 and to modify the scheduled principal reductions to commence instead in July of 2011.

As of January 3, 2010 and January 2, 2011, there was $28.2 million and $31.2 million outstanding on the credit facility, respectively. Availability under the $33.0 million credit facility was $4.8 million as of January 3, 2010, and availability under the $40.0 million credit facility was $8.8 million as of January 2, 2011.

Subsequent to the Company’s fiscal year-end, on April 13, 2011 the CNB revolving line agreement was modified to remove the principal reductions called for in the April 2010 modification, which will leave the availability on the line at $40.0 million through its expiration date of June 2012. In the event the Company is not able to obtain equity financing to pay down the balance of the revolver to the levels required in the April 2010 modification by the end of August 2011, CNB retains the right to syndicate the revolving line with other banks, which would potentially result in a repricing of the applicable interest rate, fees, and covenants based on the syndicated partner’s requirements.

GLACIER WATER SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(4)	Fair Value Measurements

The Company is required to disclose fair-value information about all financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate fair-value. The Company’s disclosures of estimated fair-value of financial instruments as of January 3, 2010 and January 2, 2011 were determined using available market information. Considerable judgment is necessary to interpret market data and develop estimated fair-value. The use of different market assumptions or estimation methods may have a material effect on the estimated fair-value amounts.

The carrying amounts for cash and cash equivalents, accounts receivable, and other current liabilities approximate fair value due to the short-term nature of these instruments. The carrying amounts for the line of credit also is estimated to approximate fair value as its terms are based on the prime rate plus/minus an applicable margin that is consistent with terms available to market participants of a similar size and operations (see note 3). The Company utilizes the quoted market price of the Trust to estimate the fair-value of its long-term investments and long-term debt.

At January 3, 2010 and January 2, 2011, the aggregate fair-value and carrying value of the Company’s long-term investments and long-term debt are as follows (in thousands):

	January 3, 2010		January 2, 2011
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Assets:
Glacier Water Trust I
Common Securities	$2,629	$2,282	$2,629	$2,571
Glacier Water Trust I
Preferred Securities	3,648	3,167	3,648	3,568
Liabilities:
Long-term debt	$87,629	$76,062	$87,629	$85,701

(5)	Commitments and Contingencies

(a)	Leases

The Company leases certain vehicles, warehouse, and office facilities under noncancelable operating leases that expire on various dates through 2015. The Company leases the corporate office located in Vista, California and other facilities that have terms that include annual rate increases, and as such, the Company has recorded a deferred rent liability of $21,000 as of January 3, 2010 and $81,000 as of January 2, 2011.

Future minimum lease payments under noncancelable operating leases with initial terms of one or more years are as follows (in thousands):

Fiscal year:
2011	$902
2012	502
2013	376
2014	429
2015	438

Total minimum lease payments	$2,647

GLACIER WATER SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Total lease expenses for the years ended December 28, 2008, January 3, 2010, and January 2, 2011 were $2.0 million, $2.1 million and $1.9 million, respectively.

(b)	Contingencies

The Company is involved in various legal proceedings and claims arising in the ordinary course of business, none of which, in the opinion of management, is expected to have a material effect on the Company’s consolidated financial position, results of operations, or liquidity.

(6)	Income Taxes

Deferred tax liabilities and assets result from the following (in thousands):

	January 3,	January 2,
	2010	2011

Deferred tax assets:
Alternative minimum tax credit	$1,070	$1,070
Net operating loss	15,434	20,661
Accruals and reserves	1,505	1,396
Other, net	21	870

Total gross deferred tax assets	18,030	23,997
Valuation allowance	(11,294)	(11,224)

Total deferred tax assets, net	6,736	12,773
Deferred tax liabilities:
Property and equipment	(6,736)	(12,773)

Net deferred taxes	$—	$—

The Company’s effective income tax rate differs from the federal statutory rate as follows:

	Fiscal Year Ended
	December 28,	January 3,	January 2,
	2008	2010	2011

Federal statutory rate	34.0%	34.0%	34.0%
State and local taxes	—	(13.5)	3.9
Other, net	3.3	(47.6)	(9.9)
Change in valuation allowance	(37.3)	13.7	(24.3)

Effective rate	—%	(13.4%)	3.7%

The realization of deferred tax assets is dependent upon the Company’s ability to generate taxable income in future years. Management believes it is not more likely than not that the deferred tax asset will be realized and, therefore, has recorded a valuation allowance for the net balance as of January 3, 2010 and January 2, 2011. The impact of the Company’s wholly owned Canadian subsidiary’s deferred tax asset and offsetting valuation allowance are immaterial.

The Company has no unrecognized tax benefits at January 3, 2010 and January 2, 2011. The Company is subject to taxation in the United States and Canada. The Company is currently under examination by the Internal Revenue Service for the years 2008 and 2009.

GLACIER WATER SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At January 2, 2011, the Company had federal and California income tax net operating loss carryforwards of $58.8 million and $16.8 million, respectively. Of the $58.8 million federal net operating loss carryforwards, $1.8 million will expire in 2012, and the remainder will expire at various dates from 2018 through 2030. The California net operating loss carryforwards will expire at various dates from 2011 through 2030. Deferred tax assets corresponding to such net operating losses are offset by a full valuation allowance. In addition, the Company has federal and California excess tax benefit carryovers of $9.8 million and $3.6 million, respectively, related to stock option deduction windfalls that will be realized in additional paid-in capital when utilized to reduce taxes paid. The alternative minimum tax credit does not have an expiration date. Pursuant to Sections 382 and 383 of the Internal Revenue Code, annual use of tax attribute carryforwards such as NOLs and credits could be limited in the event of cumulative changes in ownership of more than 50%. The Company has yet to complete a Sections 382/383 analysis. Therefore, utilization of the tax attribute carryforwards may be limited.

(7)	Stockholders’ Equity

The board of directors has authorized the purchase of up to 750,000 shares of the Company’s common stock in the open market. As of January 2, 2011, 603,726 shares had been repurchased under this program. No shares were acquired in 2010 or 2009. As of January 2, 2011, the Company had 1,587,606 shares of common stock held in treasury and is authorized to repurchase an additional 146,274 shares, approximately 5.4% of the Company’s total shares outstanding.

No dividends were declared during the year ended January 2, 2011. The Company declared the following cash dividends to holders of the Company’s common stock during the years ended January 3, 2010 and December 28, 2008:

			Dividend
Declared	Record	Payment	per Common
Date	Date	Date	Share	Dividend Type

3/18/2008	4/16/2008	4/30/2008	$0.50	Reduction of additional paid-in capital
6/17/2008	7/16/2008	7/30/2008	0.50	Reduction of additional paid-in capital
9/9/2008	10/16/2008	10/30/2008	0.50	Reduction of additional paid-in capital
12/21/2009	12/22/2009	12/30/2009	1.00	Reduction of additional paid-in capital

(8)	Stock Option Plans

The Company has options outstanding under the 1994 Stock Compensation Program (the Program). The Program was terminated in 2004. The Program provided for the issuance of incentive and nonqualified stock options to key employees, including directors and consultants. Incentive stock options were granted at no less than the fair market value on the date of the grant. Nonqualified options were granted at prices determined by the board of directors, but at no less than 85% of the fair market value on the date of the grant. Options generally have a term of 10 years and become exercisable at a rate of 25% per annum. Supplemental options granted to directors for their services in lieu of cash fees have a term of five years and become exercisable one year following the date of the grant.

GLACIER WATER SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of the status of the Company’s stock option plans and activity is as follows:

		Weighted
		Average
	Number	Exercise
	of Shares	Price

Balance at December, 30, 2007	200,750	$10.82
Granted	—	—
Exercised	(20,905)	15.55
Canceled	—	—
Expired	—	—

Balance at December, 28, 2008	179,845	10.27
Granted	—	—
Exercised	(3,400)	15.66
Canceled	(39,179)	10.76
Expired	—	—

Balance at January 3, 2010	137,266	9.99
Granted	—	—
Exercised	(5,175)	10.51
Canceled	—	—
Expired	—	—

Balance at January 2, 2011	132,091	$9.97

Exercisable at January 2, 2011	132,091	$9.97

On May 18, 2009, the Board of Directors authorized a company program to purchase from employees holding unexercised vested common stock options a portion of those employee options for their in-the-money values for a total cash amount, not to exceed $1,000,000. Under the program, 39,179 employee options were canceled with a resulting $997,000 reduction to additional paid-in capital.

On October 7, 2010, the Board of Directors extended the exercise period of all employees unexercised vested options under the 1994 Stock Option Plan for an additional 10 years from that date. Those options may then be exercised at any time over the extended term. The Company recognized stock-based compensation associated with this modification of $232,000.

There are 132,091 options outstanding under the 1994 Stock Option Plan at January 2, 2011 with exercise prices between $7.95 and $15.60, with a weighted average exercise price of $9.97 and a weighted average remaining contractual life of approximately 10 years. At January 2, 2011, all of these options are exercisable.

GLACIER WATER SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of the status of the Company’s restricted shares and activity is as follows:

		Weighted
		Average
	Number	Grant Date
	of Shares	Fair Value

Balance at December, 30, 2007	77,500	$40.00
Granted	5,000	45.00
Forfeited	—	—

Balance at December, 28, 2008	82,500	40.30
Granted	—	—
Forfeited	—	—

Balance at January 3, 2010	82,500	40.30
Granted	—	—
Forfeited	—	—

Balance at January 2, 2011	82,500	$40.30

The Company previously granted performance based restricted stock to members of management, which vested subject to achieving specific earnings targets in 2011 and continued employment. The fair value of the restricted stock on the date of grant was being recognized as an expense over the requisite service period of the award.

During the year ended January 2, 2011, the Company modified the awards to remove the performance condition vesting requirement. As a result, the Company reversed the previously recognized compensation expense and recognized new compensation expense relating to the fair value of the modified award, resulting in a net reversal of compensation expense of $114,000 for the year ended January 2, 2011. The total fair value of the modified award was $2.3 million, with remaining unamortized compensation expense of $482,000 at January 2, 2011, all of which is expected to be recognized during the year ended January 1, 2012.

(9)	401(k) Savings Plan

The Company has a 401(k) Savings Plan (the Plan), which allows eligible employees to contribute a percentage of their pretax compensation (subject to annual limitations of the lesser of 60% of eligible compensation or $16,500 in calendar year 2010), with the Company making discretionary matching contributions as determined each year by the plan administrator. Employees vest immediately in their contributions and vest in the Company discretionary matching contributions over a five-year period of service. The Company’s discretionary matching contributions were approximately $233,000, $260,000 and $279,000 for fiscal years 2008, 2009 and 2010, respectively.

(10)	Significant Customers

The following table sets forth the customers that represent approximately 10% or more of the Company’s total revenues in fiscal years 2008, 2009 and 2010 after the effect of any consolidations that occurred as a result of any acquisition or mergers by the retailers:

	Fiscal Year Ended
	December 28,	January 3,	January 2,
	2008	2010	2011

Company A	12.05%	12.16%	8.24%
Company B	10.00	9.32	9.28

GLACIER WATER SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(11)	Business Segment and Geographic Information

The Company operates in a single business operating and reporting segment that provides drinking water to consumers through self-service vending machines. The Company has operations in the United States and Canada.

The information presented below shows geographic information relating to revenues from external customers (in thousands):

	Fiscal Year Ended
	December 28,	January 3,	January 2,
	2008	2010	2011

Revenue from external customers
Domestic	$93,346	$102,577	$98,677
Foreign	1,365	1,226	1,379

Total	$94,711	$103,803	$100,056

The information presented below shows geographic information relating to property and equipment, net (in thousands):

	January 3,	January 2,
	2010	2011

Property and equipment, net
Domestic	$40,873	$42,949
Foreign	2,235	2,320

Total	$43,108	$45,269

           Shares

Glacier Water Services, Inc.

Common Stock

Prospectus
          , 2011

William Blair & Company

SunTrust Robinson Humphrey

Canaccord Genuity

Until          , 2011 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses Of Issuance And Distribution

The following table sets forth all costs and expenses, other than the underwriting discount payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except the SEC registration fee, the Financial Industry Regulatory Authority, Inc. filing fee and the NASDAQ Global Market listing fee.

Item	Amount

SEC Registration Fee		$10,013.63
FINRA Fee		9,125.00
NASDAQ Global Market Listing Fee
Printing Fees and Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Transfer Agent and Registrar Fees and Expenses
Miscellaneous

Total	$

Item 14.	Indemnification Of Directors And Officers

We are a corporation organized under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action by reason of the fact that he or she was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation. Our amended and restated bylaws, in the form that will become effective upon the closing of this offering, provide that we will indemnify and advance expenses to our directors and officers (and may choose to indemnify and advance expenses to other employees and other agents) to the fullest extent permitted by law; provided, however, that if we enter into an indemnification agreement with such directors or officers, such agreement controls.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	breach of a director’s duty of loyalty to the corporation or its stockholders;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	transaction from which the director derives an improper personal benefit.

Our amended and restated certificate of incorporation, in the form that will become effective upon the closing of this offering, provides that our directors are not personally liable for breaches of fiduciary duties to the fullest extent permitted by the Delaware General Corporation Law.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Section 145(g) of the Delaware General Corporation Law permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation. Our amended and restated bylaws, in the form that will become effective upon the closing of this offering, permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit indemnification. We have directors’ and officers’ liability insurance.

As permitted by the Delaware General Corporation Law, we have entered into indemnity agreements with each of our directors that require us to indemnify such persons against various actions including, but not limited to, third-party actions where such director, by reason of his or her corporate status, is a party or is threatened to be made a party to an action, or by reason of anything done or not done by such director in any such capacity. We intend to indemnify directors against all costs, judgments, penalties, fines, liabilities, amounts paid in settlement by or on behalf such directors and for any expenses actually and reasonably incurred by such directors in connection with such action, if such directors acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful. We also intend to advance to our directors expenses (including attorney’s fees) incurred by such directors in advance of the final disposition of any action after the receipt by the corporation of a statement or statements from directors requesting such payment or payments from time to time, provided that such statement or statements are accompanied by an undertaking, by or on behalf of such directors, to repay such amount if it shall ultimately be determined that they are not entitled to be indemnified against such expenses by the corporation.

The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification or advancement of expenses, including, among others, provisions about providing notice to the corporation of any action in connection with which a director seeks indemnification or advancement of expenses from the corporation and provisions concerning the determination of entitlement to indemnification or advancement of expenses.

Prior to the closing of this offering we plan to enter into an underwriting agreement, which will provide that the underwriters are obligated, under some circumstances, to indemnify our directors, officers and controlling persons against specified liabilities.

Item 15.	Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, we issued the securities indicated below that were not registered under the Securities Act. All share and price information in this letter does not reflect the stock split of our common stock, which will occur prior to the closing of this offering.

1. 5,000 shares of restricted stock

2. 29,480 shares issued pursuant to exercises of options

The grants of restricted common stock described in (1) above were made to an officer in reliance upon available exemptions from the registration requirements of the Securities Act, including Section 4(2) of the Securities Act and the exemption contained in Rule 701 promulgated under Section 3(b) of the Securities Act. Among other things, we relied on the fact that, under Rule 701, companies that are not subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act are exempt from registration under the Securities Act with respect to certain offers and sales of securities pursuant to “compensatory benefit plans” as defined under that rule.

The sales of common stock referenced in (2) above were made pursuant to the exercise of stock options granted under our 1994 Stock Compensation Program to our officers, directors and employees and, we believe, were made in reliance upon an available exemption from the registration requirements of the Securities Act, including those contained in Rule 701 promulgated under Section 3(b) of the Securities Act. Among other things, we relied on the fact that, under Rule 701, companies that are not subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act are exempt from registration under the Securities Act with respect to certain offers and sales of securities pursuant to “compensatory benefit plans” as defined under that rule. We believe that our 1994 Stock Compensation Program qualifies as a compensatory benefit plan.

There were no underwriters engaged in connection with any of the transactions referenced above.

Item 16.	Exhibits and Financial Statement Schedules

See Exhibit Index following the signature page.

The financial statement schedules are omitted because they are inapplicable or the requested information is shown in our financial statements or related notes thereto.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vista, State of California, on the 12th day of May 2011.

GLACIER WATER SERVICES, INC.

By:	/s/ Brian H. McInerney
Name:     Brian H. McInerney

Title:	President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PEOPLE BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Brian H. McInerney, Steven D. Stringer and David Shladovsky, and each of them, his or her true and lawful attorneys-in-fact and agents, both with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement, and any registration statement relating to the offering covered by this registration statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 12th day of May 2011.

Signature	Title

/s/ Brian H. McInerney Brian H. McInerney	President and Chief Executive Officer (Principal Executive Officer)

/s/ Steven D. Stringer Steven D. Stringer	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ Charles A. Norris Charles A. Norris	Chairman of the Board

/s/ William A. Armstrong William A. Armstrong	Director

/s/ William G. Bell William G. Bell	Director

Signature	Title

/s/ Richard A. Kayne Richard A. Kayne	Director

/s/ Peter H. Neuwirth Peter H. Neuwirth	Director

/s/ Heidi E. Yodowitz Heidi E. Yodowitz	Director

INDEX TO EXHIBITS

Exhibit
Number	Description

1.1	Form of Underwriting Agreement*
3.1	Certificate of Incorporation of Glacier Water Services, Inc.
3.2	Bylaws of Glacier Water Services, Inc.
3.3	Amended and Restated Certificate of Incorporation of Glacier Water Services, Inc.*
3.4	Amended and Restated Bylaws of Glacier Water Services, Inc.*
4.1	Specimen Certificate representing shares of common stock of Glacier Water Services, Inc.
4.2	Revolving Note, dated as of December 10, 2010, between GW Services, Inc. and City National Bank
4.3	Amended and Restated Revolving Note, dated as of April 13, 2011, between GW Services, Inc. and City National Bank
4.4	Junior Subordinated Indenture, dated as of January 27, 1998, between Glacier Water Services, Inc. and Wilmington Trust Company, Trustee for 9.0625% Junior Subordinated Debentures due 2028
5.1	Opinion of Weissmann Wolff Bergman Coleman Grodin & Evall LLP*
10.1	1994 Stock Compensation Plan and Amendments No. 1-9
10.2	Form of Indemnification Agreement between the Company and its Executive Officers and Directors
21.1	List of subsidiaries of Glacier Water Services, Inc.
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm
23.2	Consent of Weissmann Wolff Bergman Coleman Grodin & Evall LLP (contained in Exhibit 5.1)*
24.1	Powers of Attorney (set forth on Signature Page)

*	To be filed by amendment